UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report on Form 6-K shall be deemed to be incorporated by reference into the prospectus forming a part of Mizuho Financial Group, Inc.’s Registration Statement on Form F-3 (File No. 333-213187) and to be a part of such prospectus from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS

Exhibit Number

15.	Acknowledgment Letter of Ernst & Young ShinNihon LLC

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	December 28, 2017

Mizuho Financial Group, Inc.

By:	/s/ Yasuhiro Sato
Name:	Yasuhiro Sato
Title:	President & CEO

Unless otherwise specified, for purposes of this report, we have presented our financial information in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

Recent Developments

The following is a summary of significant business developments since March 31, 2017 relating to Mizuho Financial Group, Inc.

Operating Environment

As to the recent economic environment, the gradual recovery in the global economy has continued, while weaknesses in the recovery have been seen in some regions. This recovery is expected to continue particularly in the United States, but it remains necessary to monitor downturn risks such as the United States’ policy direction under its presidency, the political concerns in Europe, the economic outlook for China and heightening geopolitical risks. In the United States, the economy continued to recover due to such factors as generally improved employment conditions and steady consumer spending, and it is expected that the gradual recovery in the economy will continue. However, such concerns require continued monitoring as increasing uncertainty regarding the effects of monetary and trade policies and the risks of a US stock market correction. In Europe, the economy continued to recover gradually as consumer spending picked up and exports expanded. Although the gradual economic recovery of the region is expected to continue, the political situations in Europe, including negotiations regarding the United Kingdom’s withdrawal from the European Union, require further monitoring. In Asia, the Chinese economy remained stable, due partly to the effect of government policies. As for the future outlook, although support through fiscal policies such as investment in infrastructure is expected to continue, the Chinese economy is expected to slow down gradually due to structural changes and tightening of regulations. The economies in emerging countries are picking up because of China’s enduring economy and the recovery in exports. In the coming year, it is expected that the growth of their economies will remain gradual due to such factors of concern as the depreciation of currencies in emerging countries and the increasing pressure of capital outflows. In Japan, following the improvement of overseas economies, the economy has gradually been recovering in the areas of exports and capital investments as well as the pickup in consumer spending. As for the future outlook of the Japanese economy, it is expected to continue on its gradual recovery path, supported by the effects of government economic measures and growth in consumer spending and capital investments. However, increasing uncertainty in overseas economies requires continued monitoring.

•	Japan’s real gross domestic product on a quarterly basis, compared to the corresponding period of the previous year, increased by 2.1% in the third quarter of calendar year 2017. Japan’s real gross domestic product on a quarterly basis, compared to the corresponding period of the previous year, increased consecutively from the first quarter of calendar year 2015 through the third quarter of calendar year 2017.

•	In September 2016, the Bank of Japan decided to introduce “quantitative and qualitative monetary easing with yield curve control” by strengthening its two previous policy frameworks, namely “quantitative and qualitative monetary easing (“QQE”)” and “QQE with a negative interest rate.” The new policy framework consists of two major components: (1) “yield curve control” in which the Bank of Japan will control short-term and long-term interest rates; and (2) an “inflation-overshooting commitment” in which the Bank of Japan commits itself to expand the monetary base until the year-on-year rate of increase in the observed consumer price index exceeds the price stability target of 2% and stays above the target in a stable manner. Under the new policy framework, the Bank of Japan decided to set the guideline for market operations under which, regarding short-term interest rates, the Bank of Japan will apply a negative interest rate of minus 0.1% to certain excess balance in current accounts held by financial institutions at the Bank of Japan, while for long-term interest rates, it would purchase Japanese government bonds to control long-term interest rates so that the yield of 10-year Japanese government bonds will remain at around 0%. In addition, the Bank of Japan decided to introduce the following new tools of market operations so as to control the yield curve smoothly: (i) outright purchases of Japanese government bonds with yields designated by the Bank of Japan; and (ii) fixed-rate funds-supplying operations for a period of up to ten years (thereby extending the longest maturity of the operation of one year).

•	The yield on newly issued 10-year Japanese government bonds was 0.070% as of March 31, 2017 and decreased to 0.068% as of September 29, 2017. Thereafter, the yield further decreased to 0.039% as of November 30, 2017.

•	The Nikkei Stock Average, which is an average of the price of 225 stocks listed on the Tokyo Stock Exchange, increased by 7.7% to ¥20,356.28 as of September 29, 2017 compared to March 31, 2017. Thereafter, the Nikkei Stock Average increased to ¥22,724.96 as of November 30, 2017.

•	The yen to U.S. dollar spot exchange rate, according to the Bank of Japan, was ¥111.80 to $1.00 as of March 31, 2017 and weakened to ¥112.46 to $1.00 as of September 29, 2017. Thereafter, the yen strengthened to ¥112.29 to $1.00 as of November 30, 2017.

•	According to Teikoku Databank, a Japanese research institution, there were 4,197 corporate bankruptcies in Japan in the six months ended September 30, 2017, involving approximately ¥0.8 trillion in total liabilities, 4,094 corporate bankruptcies in the six months ended March 31, 2017, involving approximately ¥1.3 trillion in total liabilities, and 4,059 corporate bankruptcies in the six months ended September 30, 2016, involving approximately ¥0.7 trillion in total liabilities.

Developments Relating to Our Capital

All yen figures and percentages in this subsection are truncated.

We have been implementing disciplined capital management by pursuing the optimal balance between strengthening of stable capital base and steady returns to shareholders as described below.

In the six months ended September 30, 2017, we strengthened our capital base mainly as a result of earning ¥316.6 billion of profit attributable to owners of parent (under Japanese GAAP).

With respect to redemptions of previously issued securities, we have redeemed various securities that are eligible regulatory capital instruments subject to phase-out arrangements under Basel III upon their respective initial optional redemption dates or their respective maturity dates. In April 2017, we redeemed ¥50.0 billion of dated subordinated bonds that were eligible Tier 2 capital instruments issued by our subsidiary bank in April 2007.

With respect to new issuances, in June 2017, we issued ¥114.0 billion of dated subordinated bonds with a write-down feature that are Basel III-eligible Tier 2 capital instruments through public offerings to retail investors in Japan. In July 2017, we issued ¥460.0 billion of perpetual subordinated bonds with optional-redemption clause and write-down clause that are Basel III-eligible Additional Tier 1 capital instruments through public offerings to wholesale investors in Japan.

Our Common Equity Tier 1 capital ratio under Basel III as of September 30, 2017 was 11.80%.

Interim cash dividends for the fiscal year ending March 31, 2018 were ¥3.75 per share of common stock, which was the same amount as the interim cash dividends per share of the previous fiscal year.

Developments Relating to Our Business

Creation of New Business based on Digital Innovation

In July 2017, Mizuho Bank and WiL LLC. established a joint venture, named Blue Lab, Co., Ltd. to drive business generation through innovative technological advances. Blue Lab is focused on the creation and commercialization of next-generation business models through open innovation. In September 2017, J. Score CO., Ltd, which was established as a 50/50 joint company of Mizuho Bank and Softbank Corp. and is a subsidiary of Mizuho Bank, began operations as Japan’s first score-based lending business based on big data and artificial intelligence technologies.

Fundamental Structural Reforms

Financial institutions in Japan are facing an increasingly difficult business environment due to the prolonged period of low interest rates, intensifying competition and slow growth of economy. In terms of our current status, we have recognized the necessity of enhancing cost control and strengthening earning capabilities, while our broader “One MIZUHO” strategy remains unchanged. In order to achieve sustainable growth and maintain and strengthen our competitive advantages over the long term, we developed a basic principle of structural reforms. We plan to address the structural reforms with detailed measures and numerical targets in future medium-term business plans. The key direction of the reforms will consist of technology utilization, open innovation including alliances with third parties and maintaining a global perspective. Specifically, we will focus on the optimization of organization and staffing, structural reforms related to our IT systems, restructuring of our branch strategies and the strengthening of earning capabilities.

Disposing of Our Cross-shareholdings

Reflecting the potential impact on our financial position associated with the risk of stock price fluctuation, as a basic policy, unless we consider holdings to be meaningful, we will not hold the shares of other companies as cross-shareholdings. We promote cross-shareholdings disposal through initiatives to enhance capital efficiency by implementing in-house company return on equity as an internal performance indicator. Under Japanese GAAP on an acquisition cost basis, our total Japanese stock portfolio (included within other securities which have readily determinable fair value and based on acquisition cost) as of March 31, 2015 was ¥1,962.9 billion, and we have reduced such amount by ¥333.4 billion as of September 30, 2017.

U.S. Tax Reform

Significant reforms to the US Tax Code were enacted in December 2017, which includes a reduction in the federal corporate income tax rate from 35% to 21%. We are currently evaluating the potential impact that the reforms will have on our consolidated financial statements.

Accounting Changes

See note 2 “Recently issued accounting pronouncements” to our consolidated financial statements included elsewhere in this report.

Operating Results

The following table shows certain information as to our income, expenses and net income attributable to MHFG shareholders for the six months ended September 30, 2016 and 2017:

	Six months ended September 30,		Increase (decrease)
	2016	2017
	(in billions of yen)
Interest and dividend income	¥722	¥839	¥117
Interest expense	268	413	145

Net interest income	454	426	(28)
Provision (credit) for loan losses	1	(118)	(119)

Net interest income after provision (credit) for loan losses	453	544	91
Noninterest income	847	861	14
Noninterest expenses	842	892	50

Income before income tax expense	458	513	55
Income tax expense	75	119	44

Net income	383	394	11
Less: Net income attributable to noncontrolling interests	3	21	18

Net income attributable to MHFG shareholders	¥380	¥373	¥(7)

The following is a discussion of major components of our net income attributable to MHFG shareholders for the six months ended September 30, 2016 and 2017.

Net Interest Income

The following table shows the average balance of interest-earning assets and interest-bearing liabilities, interest amounts and the annualized average interest rates on such assets and liabilities for the six months ended September 30, 2016 and 2017:

	Six months ended September 30,						Increase (decrease)
	2016			2017
	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate
	(in billions of yen, except percentages)
Interest-bearing deposits in other banks	¥41,949	¥35	0.17%	¥47,704	¥53	0.22%	¥5,755	¥18	0.05%
Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	15,399	41	0.53	14,646	69	0.95	(753)	28	0.42
Trading account assets	15,297	72	0.94	15,570	99	1.28	273	27	0.34
Investments	24,341	79	0.65	24,934	80	0.64	593	1	(0.01)
Loans	75,522	495	1.31	83,449	538	1.29	7,927	43	(0.02)

Total interest-earning assets	172,508	722	0.83	186,303	839	0.90	13,795	117	0.07

Deposits	99,840	116	0.23	114,879	182	0.32	15,039	66	0.09
Short-term borrowings(1)	31,461	57	0.36	30,501	115	0.75	(960)	58	0.39
Trading account liabilities	2,706	10	0.76	2,490	19	1.55	(216)	9	0.79
Long-term debt	16,083	85	1.06	14,050	97	1.38	(2,033)	12	0.32

Total interest-bearing liabilities	150,090	268	0.36	161,920	413	0.51	11,830	145	0.15

Net	¥22,418	¥454	0.47	¥24,383	¥426	0.39	¥1,965	¥(28)	(0.08)

Note:

(1)	Short-term borrowings consist of due to trust accounts, call money and funds purchased, payables under repurchase agreements and securities lending transactions and other short-term borrowings.

Interest and dividend income increased by ¥117 billion, or 16.2%, from the six months ended September 30, 2016 to ¥839 billion in the six months ended September 30, 2017 due mainly to increases in interest income from loans, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions and trading account assets. The increase in interest income from loans was due mainly to an increase in the average balance of foreign loans. The increase in interest income from call loans and funds sold, and receivables under resale agreements and securities borrowing transactions was due mainly to a rise in foreign average yields, reflecting a rise in short-term interest rate levels of the U.S. dollar. The increase in interest income from trading account assets was due mainly to a rise in average yields. The changes in average balances of interest-earning assets contributed to an overall increase in interest and dividend income of ¥82 billion, and the changes in the average yields on interest-earning assets contributed to an overall increase in interest and dividend income of ¥35 billion, resulting in the ¥117 billion increase in interest and dividend income.

Interest expense increased by ¥145 billion, or 54.1%, from the six months ended September 30, 2016 to ¥413 billion in the six months ended September 30, 2017 due mainly to increases in interest expense on deposits and short-term borrowings. The increase in interest expense on deposits was due mainly to a rise in the average interest rate of foreign deposits, reflecting a rise in short-term interest rate levels of the U.S. dollar, and an increase in the average balance. The increase in interest expense on short-term borrowings was due mainly to a rise in the average rate of foreign short-term borrowings. The changes in average interest rates on interest-bearing liabilities contributed to an overall increase in interest expense of ¥125 billion, and the changes in average balances of interest-bearing liabilities contributed to an overall increase in interest expense of ¥20 billion, resulting in the ¥145 billion increase in interest expense.

As a result of the foregoing, net interest income decreased by ¥28 billion, or 6.2%, from the six months ended September 30, 2016 to ¥426 billion in the six months ended September 30, 2017. Average interest rate spread declined by 0.08 percentage points from the six months ended September 30, 2016 to 0.39% in the six months ended September 30, 2017. The decline of the average interest rate spread was due mainly to rises in average interest rates on short-term borrowings and deposits, which more than offset the effect of a rise in average yield on interest-earning assets.

Provision (Credit) for Loan Losses

We recorded a credit for loan losses of ¥118 billion in the six months ended September 30, 2017 compared to a provision for loan losses of ¥1 billion in the six months ended September 30, 2016. The change was due mainly to improvements in the credit condition of some borrowers in the domestic manufacturing industry as well as the gradual recovery in the economic environment.

Noninterest Income

The following table shows a breakdown of noninterest income for the six months ended September 30, 2016 and 2017:

	Six months ended September 30,		Increase (decrease)
	2016	2017
	(in billions of yen)
Fee and commission	¥393	¥401	¥8
Fee and commission from securities-related business	75	86	11
Fee and commission from deposits and lending business	85	65	(20)
Fee and commission from remittance business	54	54	—
Fee and commission from asset management business	30	50	20
Trust fees	23	26	3
Fees for other customer services	126	120	(6)
Foreign exchange gains (losses)—net	57	51	(6)
Trading account gains (losses)—net	206	235	29
Investment gains (losses)—net	129	125	(4)
Investment gains (losses) related to bonds	59	16	(43)
Investment gains (losses) related to equity securities	73	108	35
Others	(3)	1	4
Equity in earnings (losses) of equity method investees—net	17	10	(7)
Gains on disposal of premises and equipment	3	5	2
Other noninterest income	42	34	(8)

Total noninterest income	¥847	¥861	¥14

Noninterest income increased by ¥14 billion, or 1.7%, from the six months ended September 30, 2016 to ¥861 billion in the six months ended September 30, 2017. The increase was due mainly to increases in trading account gains—net of ¥29 billion, and fee and commission of ¥8 billion, offset in part by a decrease in other noninterest income of ¥8 billion, equity in earnings of equity method investees—net of ¥7 billion, and foreign exchange gains—net of ¥6 billion.

Trading Account Gains (Losses)—Net

Trading account gains—net increased by ¥29 billion, or 14.1%, from the six months ended September 30, 2016 to ¥235 billion in the six months ended September 30, 2017. The increase was due mainly to changes in the fair value of foreign currency denominated securities for which the fair value option was elected, offset in part by a decrease in gains related to changes in the fair value of bonds. For further information on the fair value option, see note 19 to our consolidated financial statements included elsewhere in this report.

Investment Gains (Losses)—Net

Investment gains—net decreased by ¥4 billion, or 3.1%, from the six months ended September 30, 2016 to ¥125 billion in the six months ended September 30, 2017. The decrease was due mainly to a decrease in investment gains related to bonds of ¥43 billion, or 72.9%, from the six months ended September 30, 2016 to ¥16 billion in the six months ended September 30, 2017, offset in part by an increase in investment gains related to equity securities of ¥35 billion from the six months ended September 30, 2016 to ¥108 billion in the six months ended September 30, 2017. The decrease in investment gains related to bonds was due mainly to a decrease in sales of Japanese government bonds for the six months ended September 30, 2017 and a rise in long-term interest rates during the six months ended September 30, 2017 compared to the corresponding period in the previous fiscal year. The increase in investment gains related to equity securities was due mainly to an increase in gains on sales of equity securities for the six months ended September 30, 2017, which mostly reflected the relative strength in market conditions during the six months ended September 30, 2017 compared to the corresponding period in the previous fiscal year.

Fee and Commission

Fee and commission increased by ¥8 billion, or 2.0%, from the six months ended September 30, 2016 to ¥401 billion in the six months ended September 30, 2017. The increase was due mainly to increases in fee and commission from asset management business of ¥20 billion, or 66.7%, and fee and commission from securities-related business of ¥11 billion, or 14.7%, offset in part by a decrease in fee and commission from deposits and lending business of ¥20 billion, or 23.5%. The increase in fee and commission from asset management business was due mainly to an increase in fees related to investment trust management and investment advisory management businesses. The increase in fee and commission from securities-related business was due mainly to the relative strength in market conditions during the six months ended September 30, 2017, compared to the corresponding period in the previous fiscal year. The decrease in fee and commission from deposits and lending business was due mainly to a decrease in fee from lending business during the six months ended September 30, 2017.

Noninterest Expenses

The following table shows a breakdown of noninterest expenses for the six months ended September 30, 2016 and 2017:

	Six months ended September 30,		Increase (decrease)
	2016	2017
	(in billions of yen)
Salaries and employee benefits	¥327	¥342	¥15
General and administrative expenses	275	280	5
Fee and commission expenses	86	98	12
Occupancy expenses	94	96	2
Provision (credit) for losses on off-balance-sheet instruments	(8)	(4)	4
Other noninterest expenses	68	80	12

Total noninterest expenses	¥842	¥892	¥50

Noninterest expenses increased by ¥50 billion, or 5.9%, from the six months ended September 30, 2016 to ¥892 billion in the six months ended September 30, 2017. The increase was due mainly to increases in salaries and employee benefits of ¥15 billion, fee and commission expenses of ¥12 billion, and other noninterest expenses of ¥12 billion.

Salaries and Employee Benefits

Salaries and employee benefits increased by ¥15 billion, or 4.6%, from the six months ended September 30, 2016 to ¥342 billion in the six months ended September 30, 2017. The increase was due mainly to increases in domestic personnel expenses and employee retirement benefit expenses, increases in overseas labor costs due to employment of local staff due to the strengthening of our overseas strategy and the effects of yen depreciation.

Fee and Commission Expenses

Fee and commission expenses increased by ¥12 billion, or 14.0%, from the six months ended September 30, 2016 to ¥98 billion in the six months ended September 30, 2017. The increase was due mainly to an increase in expenses related to investment trust management and investment advisory management businesses.

Income Tax Expense

Income tax expense increased by ¥44 billion, or 58.7%, from the six months ended September 30, 2016 to ¥119 billion in the six months ended September 30, 2017. The increase was due to deferred tax expense of ¥20 billion in the six months ended September 30, 2017, compared to deferred tax benefit of ¥28 billion in the corresponding period in the previous fiscal year, offset in part by a decrease in current tax expense of ¥4 billion. The change in deferred tax expense (benefit) was due mainly to the reversal of an outside basis difference related to the foreign subsidiaries in the six months ended September 30, 2016.

	Six months ended September 30,		Increase (decrease)
	2016	2017
	(in billions of yen)
Income before income tax expense	¥458	¥513	¥55
Income tax expense	75	119	44
Current tax expense	103	99	(4)
Deferred tax expense (benefit)	(28)	20	48

Net income	383	394	11
Less: Net income attributable to noncontrolling interests	3	21	18

Net income attributable to MHFG shareholders	¥380	¥373	¥(7)

We consider the sales of available-for-sale securities to be a qualifying tax-planning strategy that is a possible source of future taxable income to the extent necessary in the future mainly with respect to our principal banking subsidiaries in Japan. The reliance on this tax-planning strategy of our subsidiaries in Japan was reduced from approximately one-third of overall deferred tax assets at March 31, 2017 to immaterial levels at September 30, 2017, while the reliance was at immaterial levels of overall deferred tax assets at both March 31, 2016 and September 30, 2016.

Net Income Attributable to Noncontrolling Interests

Net income attributable to noncontrolling interests increased by ¥18 billion from the six months ended September 30, 2016 to ¥21 billion in the six months ended September 30, 2017.

Net Income Attributable to MHFG Shareholders

As a result of the foregoing, net income attributable to MHFG shareholders decreased by ¥7 billion, or 1.8%, from the corresponding period in the previous fiscal year to ¥373 billion in the six months ended September 30, 2017.

Business Segments Analysis

Our company system consists of the following five in-house companies which are categorized based on customer segment: the Retail & Business Banking Company, the Corporate & Institutional Company, the Global Corporate Company, the Global Markets Company, and the Asset Management Company. We regard these customer segments as our operating segments, and those segments constitute reportable segments.

For a brief description of each of our business segments, see note 22 to our consolidated financial statements included elsewhere in this report.

Results of Operations by Business Segment

Consolidated Results of Operations

Consolidated gross profits for the six months ended September 30, 2017 were ¥959.8 billion, a decrease of ¥129.9 billion compared to the six months ended September 30, 2016. Consolidated general and administrative expenses for the six months ended September 30, 2017 were ¥718.3 billion, an increase of ¥37.8 billion compared to the six months ended September 30, 2016. Consolidated equity in earnings of equity method investees—net for the six months ended September 30, 2017 was ¥10.6 billion, a decrease of ¥0.7 billion compared to the six months ended September 30, 2016. Consolidated net business profits for the six months ended September 30, 2017 were ¥241.6 billion, a decrease of ¥161.6 billion compared to the six months ended September 30, 2016.

	Mizuho Financial Group (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others(2)(3)	Total
	(in billions of yen)
Six months ended September 30, 2016:
Gross profits	¥348.0	¥215.2	¥183.4	¥333.6	¥24.4	¥(14.9)	¥1,089.7
General and administrative expenses	359.8	96.5	117.9	90.1	15.0	1.2	680.5
Equity in earnings (losses) of equity method investees—net	8.8	0.6	1.0	—	(0.1)	1.0	11.3
Others	—	—	—	—	—	(17.3)	(17.3)

Net business profits (losses)(1)	¥(3.0)	¥119.3	¥66.5	¥243.5	¥9.3	¥(32.4)	¥403.2

	Mizuho Financial Group (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others(2)	Total
	(in billions of yen)
Six months ended September 30, 2017:
Gross profits	¥343.0	¥192.0	¥160.2	¥236.2	¥24.9	¥3.5	¥959.8
General and administrative expenses	358.6	97.3	122.5	99.7	13.9	26.3	718.3
Equity in earnings (losses) of equity method investees—net	7.5	0.6	1.4	—	0.3	0.8	10.6
Others	—	—	—	—	—	(10.5)	(10.5)

Net business profits (losses)(1)	¥(8.1)	¥95.3	¥39.1	¥136.5	¥11.3	¥(32.5)	¥241.6

Notes:

(1)	Net business profits is used in Japan as a measure of the profitability of core banking operations, and is defined as gross profits (or the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income) less general and administrative expenses. Measurement of net business profits is required for regulatory reporting to the Financial Services Agency.
(2)	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.
(3)	Beginning on April 1, 2017, new allocation methods for transactions between each segment and “Others” have been applied. Figures for the six months ended September 30, 2016 have been restated for the new allocation methods, and “Equity in earnings (losses) of equity method investees—net” has been presented as a new item in connection with the use of the new allocation methods.

Retail & Business Banking Company

Gross profits for the six months ended September 30, 2017 were ¥343.0 billion, a decrease of ¥5.0 billion, or 1.4%, compared to the six months ended September 30, 2016. The decrease was attributable mainly to a decrease in net interest income as a result of competitive pressures that led to narrowing interest rate spreads and a slower growth in income related to investment products.

General and administrative expenses for the six months ended September 30, 2017 decreased by ¥1.2 billion, or 0.3%, compared to the six months ended September 30, 2016 to ¥358.6 billion.

Equity in earnings of equity method investees—net for the six months ended September 30, 2017 decreased by ¥1.3 billion, or 14.8%, compared to the six months ended September 30, 2016 to ¥7.5 billion.

As a result, net business losses for the six months ended September 30, 2017 increased by ¥5.1 billion, or 170.0%, compared to the six months ended September 30, 2016 to ¥8.1 billion.

Corporate & Institutional Company

Gross profits for the six months ended September 30, 2017 were ¥192.0 billion, a decrease of ¥23.2 billion, or 10.8%, compared to the six months ended September 30, 2016. The decrease was attributable mainly to the completion of some larger solution-related business matters in which we were involved in the previous year.

General and administrative expenses for the six months ended September 30, 2017 increased by ¥0.8 billion, or 0.8%, compared to the six months ended September 30, 2016 to ¥97.3 billion.

Equity in earnings of equity method investees—net for the six months ended September 30, 2017 were 0.6 billion, unchanged from the six months ended September 30, 2016.

As a result, net business profits for the six months ended September 30, 2017 decreased by ¥24.0 billion, or 20.1%, compared to the six months ended September 30, 2016 to ¥95.3 billion.

Global Corporate Company

Gross profits for the six months ended September 30, 2017 were ¥160.2 billion, a decrease of ¥23.2 billion, or 12.6%, compared to the six months ended September 30, 2016. The decrease was attributable mainly to the slowdown in business related to non-Japanese customers in the United States and Europe.

General and administrative expenses for the six months ended September 30, 2017 increased by ¥4.6 billion, or 3.9%, compared to the six months ended September 30, 2016 to ¥122.5 billion.

Equity in earnings of equity method investees—net for the six months ended September 30, 2017 increased by ¥0.4 billion, or 40.0%, compared to the six months ended September 30, 2016 to ¥1.4 billion.

As a result, net business profits for the six months ended September 30, 2017 decreased by ¥27.4 billion, or 41.2%, compared to the six months ended September 30, 2016 to ¥39.1 billion.

Global Markets Company

Gross profits for the six months ended September 30, 2017 were ¥236.2 billion, a decrease of ¥97.4 billion, or 29.2%, compared to the six months ended September 30, 2016. The decrease was attributable mainly to such factors as the absence of gains on sales of bonds which were recorded in the previous year in a falling interest rate environment that followed the commencement of the Bank of Japan’s negative interest rate policy.

General and administrative expenses for the six months ended September 30, 2017 increased by ¥9.6 billion, or 10.7%, compared to the six months ended September 30, 2016 to ¥99.7 billion.

As a result, net business profits for the six months ended September 30, 2017 decreased by ¥107.0 billion, or 43.9%, compared to the six months ended September 30, 2016 to ¥136.5 billion.

Asset Management Company

Gross profits for the six months ended September 30, 2017 were ¥24.9 billion, an increase of ¥0.5 billion, or 2.0%, compared to the six months ended September 30, 2016. The increase was attributable mainly to the growth of assets under management reflecting rises in stock prices.

General and administrative expenses for the six months ended September 30, 2017 decreased by ¥1.1 billion, or 7.3%, compared to the six months ended September 30, 2016 to ¥13.9 billion.

We recorded equity in earnings of equity method investees—net of ¥0.3 billion for the six months ended September 30, 2017 compared to equity in losses of equity method investees—net of ¥0.1 billion for the six months ended September 30, 2016.

As a result, net business profits for the six months ended September 30, 2017 increased by ¥2.0 billion, or 21.5%, compared to the six months ended September 30, 2016 to ¥11.3 billion.

Financial Condition

Assets

Our assets as of March 31, 2017 and September 30, 2017 were as follows:

	As of		Increase (decrease)
	March 31, 2017	September 30, 2017
	(in billions of yen)
Cash and due from banks	¥1,592	¥1,395	¥(197)
Interest-bearing deposits in other banks	45,995	50,002	4,007
Call loans and funds sold	1,038	900	(138)
Receivables under resale agreements	8,968	9,409	441
Receivables under securities borrowing transactions	3,350	3,585	235
Trading account assets	24,998	27,457	2,459
Investments	24,969	23,817	(1,152)
Loans	82,284	83,883	1,599
Allowance for loan losses	(480)	(350)	130

Loans, net of allowance	81,804	83,533	1,729
Premises and equipment—net	2,041	2,088	47
Due from customers on acceptances	184	149	(35)
Accrued income	271	287	16
Goodwill	95	95	—
Intangible assets	94	89	(5)
Deferred tax assets	64	62	(2)
Other assets	4,993	6,109	1,116

Total assets	¥200,456	¥208,977	¥8,521

Total assets increased by ¥8,521 billion from ¥200,456 billion as of March 31, 2017 to ¥208,977 billion as of September 30, 2017. This increase was due mainly to an increase of ¥4,007 billion in interest-bearing deposits in other banks, an increase of ¥2,459 billion in trading account assets and an increase of ¥1,729 billion in loans, net of allowance.

Loans

Loans outstanding

The following table shows our loans outstanding as of March 31, 2017 and September 30, 2017 based on classifications by domicile and industry segment:

	As of				Increase (decrease)
	March 31, 2017		September 30, 2017
	(in billions of yen, except percentages)
Domestic:
Manufacturing	¥8,741	10.6%	¥8,527	10.1%	¥(214)	(0.5)%
Construction and real estate	7,654	9.3	7,709	9.2	55	(0.1)
Services	4,759	5.8	4,924	5.9	165	0.1
Wholesale and retail	5,142	6.2	5,123	6.1	(19)	(0.1)
Transportation and communications	3,491	4.2	3,414	4.1	(77)	(0.1)
Banks and other financial institutions	4,006	4.9	4,247	5.1	241	0.2
Government and public institutions	8,532	10.3	9,982	11.9	1,450	1.6
Other industries(1)	4,427	5.4	4,502	5.3	75	(0.1)
Individuals	10,905	13.2	10,660	12.6	(245)	(0.6)
Mortgage loans	9,965	12.1	9,702	11.5	(263)	(0.6)
Other	940	1.1	958	1.1	18	0.0

Total domestic	57,657	69.9	59,088	70.3	1,431	0.4
Foreign:
Commercial and industrial	16,872	20.5	16,916	20.1	44	(0.4)
Banks and other financial institutions	6,760	8.2	6,898	8.2	138	0.0
Government and public institutions	960	1.2	1,089	1.3	129	0.1
Other(1)	191	0.2	37	0.1	(154)	(0.1)

Total foreign	24,783	30.1	24,940	29.7	157	(0.4)

Subtotal	82,440	100.0%	84,028	100.0%	1,588	—

Less: Unearned income and deferred loan fees—net	(156)		(145)		11

Total loans before allowance for loan losses	¥82,284		¥83,883		¥1,599

Note:

(1)	“Other industries” within domestic and “other” within foreign include trade receivables and lease receivables of consolidated variable interest entities.

Total loans before allowance for loan losses increased by ¥1,599 billion from the end of the previous fiscal year to ¥83,883 billion as of September 30, 2017. Loans to domestic borrowers increased by ¥1,431 billion from the end of the previous fiscal year to ¥59,088 billion as of September 30, 2017 due primarily to an increase in loans to government and public institutions.

Loans to foreign borrowers increased by ¥157 billion from the end of the previous fiscal year to ¥24,940 billion as of September 30, 2017. The increase in loans to foreign borrowers was due primarily to increases in banks and other financial institutions and government and public institutions, offset in part by a decrease in other industries.

Within our loan portfolio, the proportion of loans to domestic borrowers against gross total loans increased from 69.9% to 70.3% while that of loans to foreign borrowers against gross total loans decreased from 30.1% to 29.7%, and loans to foreign borrowers were regionally diversified.

Impaired Loans

Balance of impaired loans

The following table shows our impaired loans as of March 31, 2017 and September 30, 2017 based on classifications by domicile and industry segment:

	As of				Increase (decrease)
	March 31, 2017		September 30, 2017
	Impaired loans	Ratio to gross total loans to industry	Impaired loans	Ratio to gross total loans to industry	Impaired loans	Ratio to gross total loans to industry
	(in billions of yen, except percentages)
Domestic:
Manufacturing	¥379	4.3%	¥136	1.6%	¥(243)	(2.7)%
Construction and real estate	57	0.8	51	0.7	(6)	(0.1)
Services	66	1.4	56	1.1	(10)	(0.3)
Wholesale and retail	147	2.9	140	2.7	(7)	(0.2)
Transportation and communications	23	0.6	27	0.8	4	0.2
Banks and other financial institutions	6	0.2	7	0.2	1	0.0
Other industries	7	0.1	4	0.0	(3)	(0.1)
Individuals	105	1.0	97	0.9	(8)	(0.1)

Total domestic	790	1.4	518	0.9	(272)	(0.5)
Foreign	191	0.8	154	0.6	(37)	(0.2)

Total impaired loans	¥981	1.2	¥672	0.8	¥(309)	(0.4)

Impaired loans decreased by ¥309 billion, or 31.4%, from the end of the previous fiscal year to ¥672 billion as of September 30, 2017. Impaired loans to domestic borrowers decreased by ¥272 billion due mainly to improvements in the credit condition of some borrowers in the manufacturing industry. Impaired loans to foreign borrowers decreased by ¥37 billion, and the relative impact of foreign currency fluctuations was immaterial.

The percentage of impaired loans within gross total loans decreased from 1.2% as of March 31, 2017 to 0.8% as of September 30, 2017 due to the decrease in impaired loans and the increase in total loans. The percentage of impaired loans net of allowance for loan losses to gross total loans net of allowance for loan losses decreased from 0.61% as of March 31, 2017 to 0.38% as of September 30, 2017 due to a decrease in impaired loans net of allowance for loan losses and an increase in gross total loans net of allowance for loan losses.

Allowance for Loan Losses

Balance of allowance for loan losses

The following table summarizes the allowance for loan losses by component and as a percentage of the corresponding loan balance as of March 31, 2017 and September 30, 2017:

	As of		Increase (decrease)
	March 31, 2017	September 30, 2017
	(in billions of yen, except percentages)
Allowance for loan losses on impaired loans(1) (A)	¥303	¥179	¥(124)
Allowance for loan losses on non-impaired loans (B)	177	171	(6)

Total allowance for loan losses (C)	480	350	(130)
Impaired loans requiring an allowance for loan losses (D)	851	551	(300)
Impaired loans not requiring an allowance for loan losses (E)	130	121	(9)
Non-impaired loans(2) (F)	81,459	83,356	1,897

Gross total loans (G)	¥82,440	¥84,028	¥1,588

Percentage of allowance for loan losses on impaired loans against the balance of impaired loans requiring an allowance (A)/(D)x100	35.55%	32.62%	(2.93)%
Percentage of allowance for loan losses on non-impaired loans against the balance of non-impaired loans (B)/(F)x100	0.22	0.20	(0.02)
Percentage of total allowance for loan losses against gross total loans (C)/(G)x100	0.58	0.42	(0.16)

Notes:

(1)	The allowance for loan losses on impaired loans includes the allowance for groups of small balance, homogeneous loans totaling ¥267 billion as of September 30, 2017 which were collectively evaluated for impairment, in addition to the allowance for those loans that were individually evaluated for impairment.
(2)	Non-impaired loans refer to loans categorized as “normal obligors” and “watch obligors (excluding special attention obligors)” under our internal rating system.

Allowance for loan losses decreased by ¥130 billion from the end of the previous fiscal year to ¥350 billion as of September 30, 2017. This decrease was due mainly to a decrease of ¥124 billion in allowance for loan losses on impaired loans. The allowance for loan losses on non-impaired loans was almost the same level compared to that as of March 31, 2017. Gross total loans increased due to an increase in non-impaired loans, offset in part by a decrease in impaired loans. As a result, the percentage of total allowance for loan losses against gross total loans decreased by 0.16 percentage points to 0.42%, and the percentage of allowance for loan losses on impaired loans against the balance of impaired loans requiring an allowance decreased by 2.93 percentage points to 32.62% due to a large percentage decrease in allowance for loan losses on impaired loans than the percentage decrease in impaired loans requiring an allowance.

The primary factors behind the gap between the 26.9% decrease in allowance for loan losses and the 1.9% increase in the balance of gross total loans as of September 30, 2017 compared to March 31, 2017 consisted mainly of the increase in the balance of non-impaired loans, the decrease in impaired loans requiring an allowance for loan losses due primarily to a decrease in the domestic manufacturing industry as a result of improvements in the credit condition of some borrowers and the decrease in the percentage of allowance for loan losses on impaired loans against the balance of impaired loans.

Impaired loans decreased by 31.4% from the end of the previous fiscal year due mainly to a decrease in impaired loans requiring an allowance for loan losses. Allowance for loan losses on impaired loans decreased by 40.6%.

The coverage ratio for impaired loans increased by 3.21% as of September 30, 2017 compared to March 31, 2017. The increase was due to a large percentage decrease in impaired loans than the percentage decrease in allowance for loan losses.

Provision (credit) for loan losses

The following table summarizes changes in our allowance for loan losses in the six months ended September 30, 2016 and 2017:

	Six months ended September 30,		Increase (decrease)
	2016	2017
	(in billions of yen)
Allowance for loan losses at beginning of fiscal year	¥451	¥480	¥29
Provision (credit) for loan losses	1	(118)	(119)
Charge-offs	(15)	(21)	(6)
Recoveries	15	8	(7)

Net charge-offs	—	(13)	(13)
Others(1)	(15)	1	16

Balance at end of six-month period	¥437	¥350	¥(87)

Note:

(1)	“Others” includes primarily foreign exchange translation.

We recorded a credit for loan losses of ¥118 billion in the six months ended September 30, 2017 compared to a provision for loan losses of ¥1 billion in the six months ended September 30, 2016. The change was due mainly to improvements in the credit condition of some borrowers in the domestic manufacturing industry as well as the gradual recovery in the economic environment.

Charge-offs increased by ¥6 billion from the six months ended September 30, 2016 to ¥21 billion for the six months ended September 30, 2017.

Investments

The majority of our investments are available-for-sale and held-to-maturity securities, which as of March 31, 2017 and September 30, 2017 were as follows:

	As of						Increase (decrease)
	March 31, 2017			September 30, 2017
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions of yen)
Available-for-sale securities:
Debt securities	¥16,684	¥16,756	¥72	¥15,816	¥15,859	¥43	¥(868)	¥(897)	¥(29)
Japanese government bonds	10,257	10,263	6	9,673	9,658	(15)	(584)	(605)	(21)
Other than Japanese government bonds	6,427	6,493	66	6,143	6,201	58	(284)	(292)	(8)
Equity securities (marketable)	1,530	3,801	2,271	1,675	4,293	2,618	145	492	347

Total	¥18,214	¥20,557	¥2,343	¥17,491	¥20,152	¥2,661	¥(723)	¥(405)	¥318

Held-to-maturity securities:
Debt securities:
Japanese government bonds	3,060	3,097	37	2,460	2,488	28	(600)	(609)	(9)
Agency mortgage-backed securities	757	750	(7)	668	660	(8)	(89)	(90)	(1)

Total	¥3,817	¥3,847	¥30	¥3,128	¥3,148	¥20	¥(689)	¥(699)	¥(10)

Available-for-sale securities measured at fair value decreased by ¥405 billion from the end of the previous fiscal year to ¥20,152 billion as of September 30, 2017. This decrease was due primarily to a decrease in Japanese government bonds and other debt securities due to sales and redemptions as a result of our risk management activities related to our bond portfolio. Held-to-maturity securities measured at amortized cost decreased by ¥689 billion from the end of the previous fiscal year to ¥3,128 billion as of September 30, 2017. See note 4 to our consolidated financial statements for details of other investments included within investments.

Trading Account Assets

Trading account assets increased by ¥2,459 billion from the end of the previous fiscal year to ¥27,457 billion as of September 30, 2017. The increase was due to increased trading in Japanese government bonds.

Liabilities

The following table shows our liabilities as of March 31, 2017 and September 30, 2017:

	As of		Increase (decrease)
	March 31, 2017	September 30, 2017
	(in billions of yen)
Deposits	¥131,185	¥137,051	¥5,866
Due to trust accounts	4,123	3,999	(124)
Call money and funds purchased	1,255	1,603	348
Payables under repurchase agreements	17,970	19,522	1,552
Payables under securities lending transactions	1,919	2,873	954
Other short-term borrowings	1,477	931	(546)
Trading account liabilities	13,592	12,945	(647)
Bank acceptances outstanding	184	149	(35)
Income taxes payable	74	70	(4)
Deferred tax liabilities	140	236	96
Accrued expenses	209	209	—
Long-term debt	14,529	14,133	(396)
Other liabilities	5,027	6,055	1,028

Total liabilities	¥191,684	¥199,776	¥8,092

Total liabilities increased by ¥8,092 billion from the end of the previous fiscal year to ¥199,776 billion as of September 30, 2017. This increase was due primarily to increases of ¥5,866 billion in deposits and ¥2,184 billion in short-term borrowings. We analyze short-term borrowings, consisting of due to trust accounts, call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions and other short-term borrowings, on a combined basis.

Deposits

The following table shows a breakdown of our deposits as of March 31, 2017 and September 30, 2017:

	As of		Increase (decrease)
	March 31, 2017	September 30, 2017
	(in billions of yen)
Domestic:
Noninterest-bearing deposits	¥19,064	¥19,440	¥376
Interest-bearing deposits	87,359	90,717	3,358

Total domestic deposits	106,423	110,157	3,734

Foreign:
Noninterest-bearing deposits	1,996	2,936	940
Interest-bearing deposits	22,766	23,958	1,192

Total foreign deposits	24,762	26,894	2,132

Total deposits	¥131,185	¥137,051	¥5,866

Deposits increased by ¥5,866 billion from the end of the previous fiscal year to ¥137,051 billion as of September 30, 2017. Domestic deposits increased by ¥3,734 billion from the end of the previous fiscal year to ¥110,157 billion as of September 30, 2017. Domestic interest-bearing deposits increased by ¥3,358 billion from the end of the previous fiscal year to ¥90,717 billion as of September 30, 2017 due mainly to an increase in ordinary deposits. Foreign deposits increased by ¥2,132 billion from the end of the previous fiscal year to ¥26,894 billion as of September 30, 2017 due mainly to increases in current accounts and certificates of deposit.

Short-term Borrowings

The following table shows a breakdown of our short-term borrowings as of March 31, 2017 and September 30, 2017:

	As of						Increase (decrease)
	March 31, 2017			September 30, 2017
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total
	(in billions of yen)
Due to trust accounts	¥4,123	¥—	¥4,123	¥3,999	¥—	¥3,999	¥(124)	¥—	¥(124)
Call money and funds purchased, and payables under repurchase agreements and securities lending transactions	5,727	15,417	21,144	7,408	16,590	23,998	1,681	1,173	2,854
Other short-term borrowings	587	890	1,477	474	457	931	(113)	(433)	(546)

Total short-term borrowings	¥10,437	¥16,307	¥26,744	¥11,881	¥17,047	¥28,928	¥1,444	¥740	¥2,184

Short-term borrowings increased by ¥2,184 billion from the end of the previous fiscal year to ¥28,928 billion as of September 30, 2017. Domestic short-term borrowings increased by ¥1,444 billion due mainly to an increase in payables under securities lending transactions. Foreign short-term borrowings increased by ¥740 billion due mainly to an increase in payables under repurchase agreements, offset in part by a decrease in other short-term borrowings.

Equity

The following table shows a breakdown of equity as of March 31, 2017 and September 30, 2017:

	As of		Increase (decrease)
	March 31, 2017	September 30, 2017
	(in billions of yen)
MHFG shareholders’ equity:
Common stock	¥5,826	¥5,826	¥—
Retained earnings	919	1,196	277
Accumulated other comprehensive income, net of tax	1,521	1,686	165
Treasury stock, at cost	(5)	(6)	(1)

Total MHFG shareholders’ equity	8,261	8,702	441
Noncontrolling interests	511	499	(12)

Total equity	¥8,772	¥9,201	¥429

Total equity increased by ¥429 billion from the end of the previous fiscal year to ¥9,201 billion as of September 30, 2017 due mainly to an increase in retained earnings and accumulated other comprehensive income, net of tax.

Retained earnings increased by ¥277 billion from the end of the previous fiscal year to ¥1,196 billion as of September 30, 2017. This increase was due primarily to net income attributable to MHFG shareholders for the six months ended September 30, 2017 of ¥373 billion, offset in part by dividend payments of ¥95 billion.

Accumulated other comprehensive income, net of tax increased by ¥165 billion from the end of the previous fiscal year to ¥1,686 billion as of September 30, 2017 due primarily to an increase in net unrealized gains on available-for-sale securities of ¥169 billion.

Noncontrolling interests decreased by ¥12 billion from the end of the previous fiscal year to ¥499 billion as of September 30, 2017.

Liquidity

We continuously endeavor to enhance the management of our liquidity profile to meet our customers’ loan demand and deposit withdrawals and respond to unforeseen situations such as adverse movements in stock, foreign currencies, interest rates and other markets or changes in general domestic or international conditions. We manage our liquidity profile through the continuous monitoring of our cash flow situation, the enforcement of upper limits on funds raised in financial markets and other means as further set forth in “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market and Liquidity Risk Management—Liquidity Risk Management Structure” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission.

Deposits, based on our broad customer base and brand recognition in Japan, have been our primary source of liquidity. Our total deposits increased by ¥5,866 billion, or 4.5%, from the end of the previous fiscal year to ¥137,051 billion as of September 30, 2017. Our average balance of deposits for the six months ended September 30, 2017 of ¥136,169 billion exceeded our average balance of loans for the same period by ¥52,720 billion. We invested the excess portion primarily in marketable securities and other high liquidity assets.

Secondary sources of liquidity include short-term borrowings such as call money and funds purchased and payables under repurchase agreements. We also issue long-term debt, including both senior and subordinated debt, as additional sources for liquidity. We utilize short-term borrowings to diversify our funding sources and to manage our funding costs. We raise subordinated long-term debt for the purpose of improving our capital adequacy ratios, which also enhances our liquidity profile. We believe we are able to access such sources of liquidity on a stable and flexible basis based on our current credit ratings. The following table shows credit ratings assigned to us and to our principal banking subsidiaries by S&P and Moody’s as of November 30, 2017:

As of November 30, 2017
	S&P			Moody’s
	Long-term	Short-term	Stand-alone credit profile	Long-term	Short-term	Baseline credit assessment
Mizuho Financial Group	A-	—	—	A1	P-1	—
Mizuho Bank	A	A-1	a-	A1	P-1	baa1
Mizuho Trust & Banking	A	A-1	a	A1	P-1	baa1

We source our funding in foreign currencies primarily from corporate customers, foreign governments, financial institutions and institutional investors, through short-term and long-term financing, under terms and pricing commensurate with our credit ratings above, and customer deposits. In the event of future declines in our credit quality or that of Japan in general, we expect to be able to purchase foreign currencies in sufficient amounts using the yen funds raised through our domestic customer base. As further measures to support our foreign currency liquidity, we hold foreign debt securities, maintain credit lines and swap facilities denominated in foreign currencies and pledge collateral to the U.S. Federal Reserve Bank to support future credit extensions.

In order to maintain appropriate funding liquidity, our principal banking subsidiaries hold highly liquid investment assets such as Japanese government bonds as liquidity reserve assets. We monitor the amount of liquidity reserve assets and report such amount to the Risk Management Committee, the Balance Sheet Management Committee, the Executive Management Committee and the President & Group CEO on a regular basis. Minimum regulatory reserve amounts, or the reserve amount deposited with the Bank of Japan pursuant to applicable regulations that is calculated as a specified percentage of the amount of deposits held by our principal banking subsidiaries, are excluded in connection with our management of liquidity reserve asset levels. We established and apply classifications for the cash flow conditions affecting the group, including the amount of liquidity reserve assets, that range from “Normal” to “Anxious” and “Crisis” categories, and take appropriate actions based on such conditions. As of September 30, 2017, the balance of Japanese government bonds included within our investments was ¥9.7 trillion (excluding held-to-maturity securities), and a majority of this amount, which has historically not fluctuated significantly over the course of a fiscal year, was classified as the principal component of liquidity reserve assets.

Related to regulatory liquidity requirements, the liquidity coverage ratio (“LCR”) standard has been introduced in Japan. The minimum LCR under the LCR guidelines is 100% on both a consolidated and non-consolidated basis for banks with international operations or on a consolidated basis for bank holding companies with international operations, while it is subject to phase-in arrangements pursuant to which the LCR rises in equal annual steps of 10 percentage points to reach 100% on January 1, 2019, with a minimum requirement of 80% applicable for the period between January 1 and December 31, 2017. The LCR disclosure guidelines of the Financial Service Agency require banks and bank holding companies with international operations to disclose the three-month averages of daily LCR from the fourth quarter of the fiscal year ended March 31, 2017, as opposed to the disclosure of three-month averages of end-of-month LCR that began on June 30, 2015 as a transitional arrangement. Set forth below are the averages of the daily end balances of consolidated LCR data of Mizuho Financial Group, and consolidated and non-consolidated LCR data of our principal banking subsidiaries, for the second quarter of the fiscal year ending March 31, 2018. All yen figures in this table are truncated.

Second Quarter of Fiscal Year ending March 31, 2018
(in billions of yen, except percentages)
Mizuho Financial Group (Consolidated)
Total high-quality liquid assets (“HQLA”) allowed to be included in the calculation (weighted)	¥60,568
Net cash outflows (weighted)	48,025
LCR	126.1%
Mizuho Bank (Consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥53,681
Net cash outflows (weighted)	35,371
LCR	151.8%
Mizuho Bank (Non-consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥53,091
Net cash outflows (weighted)	34,307
LCR	154.8%
Mizuho Trust and Banking (Consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥2,421
Net cash outflows (weighted)	1,666
LCR	146.0%
Mizuho Trust and Banking (Non-Consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥2,392
Net cash outflows (weighted)	1,648
LCR	145.9%

For more information on LCR, see “Item 4. Information on the Company—Supervision and Regulation—Liquidity” in our most recent Form 20-F.

Capital Adequacy

All yen figures and percentages in this subsection are truncated. Accordingly, the total of each column of figures may not be equal to the total of the individual items.

Regulatory Capital Requirements

Mizuho Financial Group and its principal banking subsidiaries are subject to regulatory capital requirements administered by the Financial Services Agency in accordance with the provisions of the Banking Act and related regulations. Failure to meet minimum capital requirements may initiate certain mandatory actions by regulators that, if undertaken, could have a direct material effect on our financial condition and results of operations.

The capital adequacy guidelines applicable to Japanese banks and bank holding companies with international operations supervised by the Financial Services Agency closely follow the risk-adjusted approach proposed by the Basel Committee on Banking Supervision (“BCBS”) and are intended to further strengthen the soundness and stability of Japanese banks. In December 2010, BCBS issued the Basel III rules text (later revised in June 2011, January 2013 and October 2014), which presents the details of global regulatory standards on bank capital adequacy and liquidity agreed by the Governors and Heads of Supervision, which is the oversight body of BCBS, and endorsed by the G20 Leaders at the Seoul summit in November 2010. The rules text sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, and the introduction of the capital conservation buffer and countercyclical capital buffer as measures to promote the build-up of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards. The Financial Services Agency’s revisions to its capital adequacy guidelines became effective from March 31, 2013, which generally reflect the rules in the Basel III rules text that have been applied from January 1, 2013. The framework of Basel III is based on the following three pillars: minimum capital requirements; supervisory review; and market discipline. Under the first pillar, the capital ratio is calculated by dividing regulatory capital, or risk-based capital, by risk-weighted assets. Under the second pillar, banks are required to maintain adequate capital to support all of the major risks in their business and are encouraged to develop and use better risk management techniques in monitoring and managing such risks. Under the third pillar, banks are required to enhance disclosure, including disclosure of details of the capital adequacy ratio, the amount of each type of risk and the method of calculation used so that the market may make more effective evaluations.

With regard to risk-based capital, the guidelines based on Basel III set out higher and better-quality capital standards compared to those under Basel II, which had been effective until Basel III was applied. The guidelines based on Basel III require a target minimum standard capital adequacy ratio of 8%, Tier 1 capital ratio of 6% and Common Equity Tier 1 capital ratio of 4.5%, on both a consolidated and non-consolidated basis for banks with international operations, such as Mizuho Bank and Mizuho Trust & Banking, or on a consolidated basis for bank holding companies with international operations, such as Mizuho Financial Group.

In November 2011, the Financial Stability Board (“FSB”) published policy measures to address the systemic and moral hazard risks associated with systemically important financial institutions. The policy measures include requirements for global systemically important banks (“G-SIBs”) to have additional loss absorption capacity tailored to the impact of their default, ranging from 1% to 2.5% of risk-weighted assets, to be met with Common Equity Tier 1 capital, which would be in addition to the 7.0% Common Equity Tier 1 capital requirement (including capital conservation buffer). The requirements began phasing in from January 2016 and will be fully implemented by January 2019. We were included in the list of G-SIBs updated in November 2017 and were allocated to the category that would require 1.0% of additional loss absorbency.

In November 2015, the Financial Services Agency published the revised capital adequacy guidelines to introduce the Basel III rules text regarding the capital conservation buffer, the countercyclical capital buffer and the additional loss absorption capacity requirement for G-SIBs and domestic systemically important banks

(“D-SIBs”). These guidelines became effective on March 31, 2016. The capital conservation buffer, the countercyclical capital buffer and the additional loss absorption capacity requirement for G-SIBs and D-SIBs must be met with Common Equity Tier l capital under the revised guidelines, and if such buffer and requirement are not satisfied, a capital distribution constraints plan is required to be submitted to the Financial Services Agency and carried out. The capital conservation buffer is being phased in starting in March 2016 at 0.625% until becoming fully effective in March 2019 at 2.5%. In addition, subject to national discretion by the respective regulatory authorities, if the relevant national authority judges a period of excess credit growth to be leading to the build-up of system-wide risk, a countercyclical capital buffer ranging from 0% to 2.5% would also be imposed on banking organizations. The countercyclical capital buffer is a weighted average of the buffers deployed across all the jurisdictions to which the banking organization has credit exposures.

In December 2015, the Financial Services Agency published a capital adequacy guideline regarding the designation of G-SIBs and D-SIBs in Japan. We were designated as both a G-SIB and a D-SIB, and the additional loss absorption capacity requirement applicable to us was 1.0% on a fully effective basis. The additional loss absorption capacity requirement was the same as that imposed by the FSB, which is being phased in starting in March 2016 at 0.25% until becoming fully effective in March 2019 at 1.0%.

The Leverage Ratio framework is critical and complementary to the risk-based capital framework that will help ensure broad and adequate capture of both on- and off-balance sheet sources of banks’ leverage. This simple, non-risk-based measure is intended to restrict the build-up of excessive leverage in the banking sector to avoid destabilizing deleveraging processes that can damage the broader financial system and the economy. Implementation of the leverage ratio requirements began with bank-level reporting to national supervisors of the leverage ratio and its components, and public disclosure is required from January 2015. Basel III’s leverage ratio is defined as the “capital measure” (numerator) divided by the “exposure measure” (denominator) and is expressed as a percentage. The capital measure is defined as Tier 1 capital, and the minimum leverage ratio is defined as 3%.

In December 2017, the BCBS published the finalized Basel III reforms endorsed by the Group of Central Bank Governors and Heads of Supervision. The finalized reforms complement the initial phase of Basel III reforms set forth above, seek to restore credibility in the calculation of risk-weighted assets and improve the comparability of banks’ capital ratios. Such reforms include the following elements:

•	a revised standardized approach for credit risk, which is designed to improve the robustness and risk sensitivity of the existing approach;

•	revisions to the internal ratings-based approach for credit risk, where the use of the most advanced internally modelled approaches for low-default portfolios will be limited;

•	revisions to the credit valuation adjustment (CVA) framework, including the removal of the internally modelled approach and the introduction of a revised standardized approach;

•	a revised standardized approach for operational risk, which will replace the existing standardized approaches and the advanced measurement approaches;

•	revisions to the capital floor, under which banks’ risk-weighted assets generated by internal models must be no lower than 72.5% of the total risk-weighted assets as calculated using only the standardized approaches under the revised Basel III framework; and

•	requirements to disclose their risk-weighted assets based on the standardized approaches.

In addition, under the finalized Basel III reforms, G-SIBs are required to meet a leverage ratio buffer, which will take the form of a Tier 1 capital buffer set at 50% of the applicable G-SIB’s risk-weighted capital buffer, and various refinements are made to the definition of the leverage ratio exposure measure based on the text of the leverage ratio framework issued by the BCBS in January 2014. The revised framework will mainly take effect from January 1, 2022, and the revisions to the capital floor will be phased in from January 1, 2022, with the initial capital floor of 50%, and will be fully implemented at 72.5% from January 1, 2027. The leverage ratio requirements under the framework issued by the BCBS in January 2014 will take effect in January 2018, and the leverage ratio requirements under the finalized definition of the leverage ratio exposure measure and the leverage ratio buffer requirement for G-SIBs, will take effect from January 1, 2022.

Unless otherwise specified, the regulatory capital information set forth in this “—Capital Adequacy” is based on the current Basel III rules.

Consolidated Capital Adequacy Ratios and Leverage Ratios

Our capital adequacy ratios and leverage ratios as of March 31, 2017 and September 30, 2017, calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency, were as set forth in the following table:

	As of		Increase (decrease)
	March 31, 2017	September 30, 2017
	(in billions of yen, except percentages)
Common Equity Tier 1 capital	¥7,001.6	¥7,280.5	¥278.9
Additional Tier 1 capital	1,209.8	1,724.2	514.3

Tier 1 capital	8,211.5	9,004.8	793.2
Tier 2 capital	1,839.4	1,941.8	102.4

Total capital	¥10,050.9	¥10,946.6	¥895.7

Risk-weighted assets	¥61,717.1	¥61,695.5	¥(21.6)
Common Equity Tier 1 capital ratio	11.34%	11.80%	0.46%
Required Common Equity Tier 1 capital ratio(1)	6.25	6.25	—
Tier 1 capital ratio	13.30	14.59	1.29
Required Tier 1 capital ratio(1)	7.75	7.75	—
Total capital ratio	16.28	17.74	1.46
Required total capital ratio(1)	9.75	9.75	—
Leverage ratio	3.95	4.14	0.19

Note:

(1)	The required ratios disclosed above, as of March 31, 2017 and September 30, 2017, include the transitional capital conservation buffer of 1.25% and the transitional additional loss absorbency requirements for G-SIBs and D-SIBs of 0.5%, which are both in addition to the regulatory minima. The respective required amounts are determined by applying the ratios to the sum of the risk weighted assets and certain other risk amounts. These buffer and additional loss absorbency requirements are applied to us but not to our banking subsidiaries.

Our total capital ratio as of September 30, 2017 was 17.74%, an increase of 1.46 percentage points compared to March 31, 2017. Our Tier 1 capital ratio as of September 30, 2017 was 14.59%, an increase of 1.29 percentage points compared to March 31, 2017. Our Common Equity Tier 1 capital ratio as of September 30, 2017 was 11.80%, an increase of 0.46 percentage points compared to March 31, 2017. The increases in each ratio were due mainly to increases in both Additional Tier 1 capital and Common Equity Tier 1 capital. Our Additional Tier 1 capital increased due mainly to Additional Tier 1 capital raising. Our Common Equity Tier 1 capital increased due mainly to an increase in retained earnings. We believe that we were in compliance with all capital adequacy requirements to which we were subject as of September 30, 2017.

Principal Banking Subsidiaries

Capital adequacy ratios and leverage ratios of our principal banking subsidiaries, on a consolidated basis, as of March 31, 2017 and September 30, 2017, calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency, were as set forth in the following table:

	As of		Increase (decrease)
	March 31, 2017	September 30, 2017
Mizuho Bank
Common Equity Tier 1 capital ratio	11.16%	11.76%	0.60%
Tier 1 capital ratio	13.34	14.87	1.53
Total capital ratio	16.20	18.16	1.96
Leverage ratio	4.16	4.55	0.39
Mizuho Trust & Banking
Common Equity Tier 1 capital ratio	18.73	19.95	1.22
Tier 1 capital ratio	18.73	19.95	1.22
Total capital ratio	19.47	20.68	1.21
Leverage ratio	6.74	6.84	0.10

We believe each of our principal banking subsidiaries was in compliance with all capital adequacy requirements to which it was subject as of September 30, 2017.

Our securities subsidiaries in Japan are also subject to the capital adequacy requirement under the Financial Instruments and Exchange Act. Under this requirement, securities firms must maintain a minimum capital adequacy ratio of 120% calculated as a percentage of capital accounts less certain assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty and basic risks. Specific guidelines are issued as a ministerial ordinance that details the definition of essential components of the capital ratios, including capital, disallowed assets and risks, and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. A capital ratio of less than 140% will call for regulatory reporting and a capital ratio of less than 100% may lead to a temporary suspension of all or part of the business operations and further, to the cancellation of the license to act as a securities broker and dealer. We believe, as of September 30, 2017, that our securities subsidiaries in Japan were in compliance with all capital adequacy requirements to which they were subject.

Off-balance-sheet Arrangements

See note 16 “Commitments and contingencies” and note 17 “Variable interest entities and securitizations” to our consolidated financial statements included elsewhere in this report.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Unaudited)

	March 31, 2017	September 30, 2017
	(in millions of yen)
Assets:
Cash and due from banks	1,592,191	1,395,268
Interest-bearing deposits in other banks	45,994,780	50,002,272
Call loans and funds sold	1,037,986	900,137
Receivables under resale agreements (Note 20)	8,967,712	9,408,536
Receivables under securities borrowing transactions (Note 20)	3,350,052	3,585,209
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥5,861,942 million at March 31, 2017 and ¥7,706,512 million at September 30, 2017) (Notes 19 and 20)	24,998,493	27,457,300
Investments (Notes 4 and 19):
Available-for-sale securities (including assets pledged that secured parties are permitted to sell or repledge of ¥442,775 million at March 31, 2017 and ¥566,710 million at September 30, 2017)	20,557,118	20,152,046
Held-to-maturity securities (including assets pledged that secured parties are permitted to sell or repledge of ¥1,050,714 million at March 31, 2017 and ¥889,900 million at September 30, 2017)	3,817,360	3,127,486
Other investments	595,069	537,072
Loans (Notes 5, 6 and 19)	82,283,906	83,883,459
Allowance for loan losses	(479,673)	(350,469)

Loans, net of allowance	81,804,233	83,532,990
Premises and equipment—net	2,041,273	2,087,942
Due from customers on acceptances	184,171	149,403
Accrued income	270,694	286,330
Goodwill	95,176	95,196
Intangible assets	94,147	89,353
Deferred tax assets	63,520	62,232
Other assets (Notes 5, 7, 15 and 19)	4,992,329	6,108,291

Total assets	200,456,304	208,977,063

The following table presents the assets of consolidated variable interest entities (“VIE”s), which are included in the consolidated balance sheets above. The assets in the table below can be used only to settle obligations of consolidated VIEs.

	March 31, 2017	September 30, 2017
	(in millions of yen)
Assets of consolidated VIEs:
Cash and due from banks	96,077	51,642
Interest-bearing deposits in other banks	81,807	75,453
Trading account assets	2,099,890	2,237,926
Investments	46,180	47,373
Loans, net of allowance	2,149,321	1,971,454
Other	772,290	750,536

Total assets	5,245,565	5,134,384

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Unaudited)—(Continued)

	March 31, 2017	September 30, 2017
	(in millions of yen)
Liabilities and equity:
Deposits:
Domestic:
Noninterest-bearing deposits	19,063,774	19,439,503
Interest-bearing deposits	87,358,504	90,716,677
Foreign:
Noninterest-bearing deposits	1,996,450	2,935,622
Interest-bearing deposits	22,766,225	23,957,970
Due to trust accounts	4,123,088	3,999,356
Call money and funds purchased	1,255,172	1,602,970
Payables under repurchase agreements (Notes 20 and 21)	17,969,941	19,522,038
Payables under securities lending transactions (Notes 20 and 21)	1,919,249	2,873,259
Other short-term borrowings	1,476,612	931,329
Trading account liabilities (Notes 19 and 20)	13,591,740	12,945,086
Bank acceptances outstanding	184,171	149,403
Income taxes payable	73,598	70,301
Deferred tax liabilities	140,475	235,768
Accrued expenses	209,309	208,867
Long-term debt (including liabilities accounted for at fair value of ¥1,496,488 million at March 31, 2017 and ¥1,943,986 million at September 30, 2017) (Note 19)	14,529,414	14,132,590
Other liabilities (Notes 7, 15 and 19)	5,026,525	6,055,563

Total liabilities	191,684,247	199,776,302

Commitments and contingencies (Note 16)

Equity:
MHFG shareholders’ equity:
Common stock (Note 8)—no par value, authorized 48,000,000,000 shares at March 31, 2017 and September 30, 2017, and issued 25,386,307,945 shares at March 31, 2017, and 25,389,644,945 shares at September 30, 2017	5,826,149	5,825,959
Retained earnings	918,894	1,196,269
Accumulated other comprehensive income, net of tax (Note 10)	1,521,163	1,685,847
Less: Treasury stock, at cost—Common stock 19,992,754 shares at March 31, 2017, and 27,171,089 shares at September 30, 2017	(4,849)	(6,475)

Total MHFG shareholders’ equity	8,261,357	8,701,600
Noncontrolling interests	510,700	499,161

Total equity	8,772,057	9,200,761

Total liabilities and equity	200,456,304	208,977,063

The following table presents the liabilities of consolidated VIEs, which are included in the consolidated balance sheets above. The creditors or investors of the consolidated VIEs have no recourse to the MHFG Group, except where the Group provides credit enhancement through guarantees or other means.

	March 31, 2017	September 30, 2017
	(in millions of yen)
Liabilities of consolidated VIEs:
Other short-term borrowings	60,575	27,475
Trading account liabilities	7,723	2,234
Long-term debt	431,190	452,305
Other	1,147,895	1,210,885

Total liabilities	1,647,383	1,692,899

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Six months ended September 30,
	2016	2017
	(in millions of yen)
Interest and dividend income:
Loans, including fees	494,309	537,959
Investments:
Interest	41,303	37,909
Dividends	38,348	41,781
Trading account assets	71,746	99,569
Call loans and funds sold	2,550	2,829
Receivables under resale agreements and securities borrowing transactions	38,428	66,572
Deposits	35,383	52,806

Total interest and dividend income	722,067	839,425

Interest expense:
Deposits	116,237	182,020
Trading account liabilities	10,245	19,371
Call money and funds purchased	1,534	1,855
Payables under repurchase agreements and securities lending transactions	50,494	106,357
Other short-term borrowings	4,946	6,645
Long-term debt	85,312	97,057

Total interest expense	268,768	413,305

Net interest income	453,299	426,120
Provision (credit) for loan losses (Notes 5 and 6)	569	(117,962)

Net interest income after provision (credit) for loan losses	452,730	544,082

Noninterest income:
Fee and commission income (Note 18)	392,462	401,231
Foreign exchange gains (losses)—net	57,090	50,765
Trading account gains (losses)—net	206,061	235,339
Investment gains (losses)—net (Note 4)	128,749	125,489
Equity in earnings (losses) of equity method investees—net	16,726	10,389
Gains on disposal of premises and equipment	3,486	4,567
Other noninterest income	42,431	33,158

Total noninterest income	847,005	860,938

Noninterest expenses:
Salaries and employee benefits	326,676	341,853
General and administrative expenses	274,572	280,176
Occupancy expenses	93,958	96,340
Fee and commission expenses	86,574	98,298
Provision (credit) for losses on off-balance-sheet instruments	(7,895)	(4,191)
Other noninterest expenses	68,577	79,681

Total noninterest expenses	842,462	892,157

Income before income tax expense	457,273	512,863
Income tax expense (Note 13)	74,515	119,333

Net income	382,758	393,530
Less: Net income attributable to noncontrolling interests	3,200	20,981

Net income attributable to MHFG shareholders	379,558	372,549

	(in yen)
Earnings per common share (Note 12):
Basic net income per common share	15.06	14.69

Diluted net income per common share	14.95	14.68

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

	Six months ended September 30,
	2016	2017
	(in millions of yen)
Net income	382,758	393,530
Other comprehensive income (loss), net of tax	(196,229)	165,077

Total comprehensive income	186,529	558,607
Less: Total comprehensive income attributable to noncontrolling interests	2,310	21,374

Total comprehensive income attributable to MHFG shareholders	184,219	537,233

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY (Unaudited)

	Six months ended September 30,
	2016	2017
	(in millions of yen)
Preferred stock (Note 8):
Balance at beginning of period	98,924	—
Conversion to common stock	(98,924)	—

Balance at end of period	—	—

Common stock (Note 8):
Balance at beginning of period	5,703,144	5,826,149
Issuance of new shares of common stock due to conversion of preferred stock	98,924	—
Issuance of new shares of common stock due to exercise of stock acquisition rights	969	546
Gains (losses) on disposal of treasury stock	(55)	(43)
Stock-based compensation related to stock option	(1,009)	(580)
Performance-based stock compensation program	118	(235)
Change in ownership interests in consolidated subsidiaries	706	122
Cancellation of treasury stock	(1)	—

Balance at end of period	5,802,796	5,825,959

Retained earnings:
Balance at beginning of period, previously reported	746,785	918,894
Cumulative effect of change in accounting principles, net of tax (Note 17)	(329)	—
Balance at beginning of period, adjusted	746,456	918,894
Net income attributable to MHFG shareholders	379,558	372,549
Dividends declared	(94,828)	(95,174)

Balance at end of period	1,031,186	1,196,269

Accumulated other comprehensive income, net of tax (Note 10):
Balance at beginning of period, previously reported	1,469,308	1,521,163
Cumulative effect of change in accounting principles (Note 17)	330	—
Balance at beginning of period, adjusted	1,469,638	1,521,163
Change during period	(195,339)	164,684

Balance at end of period	1,274,299	1,685,847

Treasury stock, at cost:
Balance at beginning of period	(3,610)	(4,849)
Purchases of treasury stock	(1,869)	(2,447)
Disposal of treasury stock	380	821
Cancellation of treasury stock	1	—

Balance at end of period	(5,098)	(6,475)

Total MHFG shareholders’ equity	8,103,183	8,701,600

Noncontrolling interests:
Balance at beginning of period, previously reported	168,640	510,700
Cumulative effect of change in accounting principles (Note 17)	(10,441)	—
Balance at beginning of period, adjusted	158,199	510,700
Effect of other increase (decrease) in consolidated subsidiaries	3,256	(27,629)
Dividends paid to noncontrolling interests	(1,971)	(5,284)
Net income attributable to noncontrolling interests	3,200	20,981
Net unrealized gains (losses) on available-for-sale securities attributable to noncontrolling interests	108	743
Foreign currency translation adjustments attributable to noncontrolling interests	(1,000)	(379)
Pension liability adjustments attributable to noncontrolling interests	2	29

Balance at end of period	161,794	499,161

Total equity	8,264,977	9,200,761

Note:	The amounts that have been reclassified out of Accumulated other comprehensive income, net of tax into net income are presented in Note 10 “Accumulated other comprehensive income”.

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Six months ended September 30,
	2016	2017
	(in millions of yen)
Cash flows from operating activities:
Net income	382,758	393,530
Less: Net income attributable to noncontrolling interests	3,200	20,981

Net income attributable to MHFG shareholders	379,558	372,549
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	81,650	90,064
Provision (credit) for loan losses	569	(117,962)
Investment losses (gains)—net	(128,749)	(125,489)
Equity in losses (earnings) of equity method investees—net	(16,726)	(10,389)
Foreign exchange losses (gains)—net	(367,495)	19,441
Deferred income tax expense (benefit)	(27,875)	20,095
Net change in trading account assets	(575,402)	(1,166,688)
Net change in trading account liabilities	2,358,095	(766,841)
Net change in loans held for sale	(8,892)	(2,970)
Net change in accrued income	13,947	(13,400)
Net change in accrued expenses	(15,230)	(5,735)
Other—net	165,321	(814,192)

Net cash provided by (used in) operating activities	1,858,771	(2,521,517)

Cash flows from investing activities:
Proceeds from sales of investments	18,374,011	16,390,837
Proceeds from maturities of investments	3,307,892	9,274,406
Purchases of investments	(17,554,272)	(24,412,985)
Proceeds from sales of loans	126,768	180,179
Net change in loans	(1,598,393)	(1,371,811)
Net change in interest-bearing deposits in other banks	(7,061,266)	(3,932,027)
Net change in call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	(2,389,471)	(316,202)
Proceeds from sales of premises and equipment	3,883	18,524
Purchases of premises and equipment	(214,606)	(157,322)
Proceeds from sales of investments in subsidiaries (affecting the scope of consolidation)	—	948

Net cash used in investing activities	(7,005,454)	(4,325,453)

Cash flows from financing activities:
Net change in deposits	5,292,468	5,267,913
Net change in call money and funds purchased, and payables under repurchase agreements and securities lending transactions	672,490	2,621,193
Net change in due to trust accounts	(1,041,808)	(123,732)
Net change in other short-term borrowings	(411,765)	(545,814)
Proceeds from issuance of long-term debt	3,567,497	1,377,698
Repayment of long-term debt	(2,688,095)	(1,835,014)
Proceeds from noncontrolling interests	361	927
Payments to noncontrolling interests	—	(11,883)
Proceeds from issuance of common stock	6	3
Proceeds from sales of treasury stock	1	—
Purchases of treasury stock	(1,430)	(1,605)
Dividends paid	(94,782)	(95,139)
Dividends paid to noncontrolling interests	(1,971)	(5,284)

Net cash provided by financing activities	5,292,972	6,649,263

Effect of exchange rate changes on cash and due from banks	(60,349)	784

Net increase (decrease) in cash and due from banks	85,940	(196,923)
Cash and due from banks at beginning of period	1,322,597	1,592,191

Cash and due from banks at end of period	1,408,537	1,395,268

Supplemental disclosure of cash flow information:
Noncash investing activities:
Investment in capital leases	4,987	1,807

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of presentation

Mizuho Financial Group, Inc. (“MHFG”) is a joint stock corporation with limited liability under the laws of Japan. MHFG, through its subsidiaries (“the MHFG Group”, or “the Group”), provides domestic and international financial services in Japan and other countries. For a discussion of the Group’s segment information, see Note 22 “Business segment information”.

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements are stated in Japanese yen, the currency of the country in which MHFG is incorporated and principally operates.

The accompanying consolidated financial statements include the accounts of MHFG and its subsidiaries. MHFG’s interim financial reporting period ends on September 30 and certain subsidiaries’ interim financial reporting period ends on June 30. The necessary adjustments have been made to the consolidated financial statements if significant transactions took place during the three-month period. When determining whether to consolidate investee entities, the MHFG Group performed a careful analysis of the facts and circumstances of the particular relationships between the MHFG Group and the investee entities as well as the ownership of voting shares. The consolidated financial statements also include the accounts of the VIEs for which MHFG or its subsidiaries have been determined to be the primary beneficiary in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, “Consolidation” (“ASC 810”). All significant intercompany transactions and balances have been eliminated upon consolidation. The MHFG Group accounts for investments in entities over which it has significant influence by using the equity method of accounting. These investments are included in Other investments and the Group’s proportionate share of income or loss is included in Equity in earnings (losses) of equity method investees—net.

The amounts of asset management business fee income and expenses for the six months ended September 30, 2016 have been reclassified from Other noninterest income and Other noninterest expenses to Fee and commission income and Fee and commission expenses, respectively, in order to conform to the current year’s presentation. Such reclassifications had no effect on net income or shareholder’s equity.

The unaudited consolidated financial statements should be read in conjunction with the audited financial statements and related notes thereto included in the annual financial statements for the fiscal year ended March 31, 2017.

Certain financial information that is normally included in annual financial statements prepared in accordance with U.S. GAAP, but is not required for interim reporting purposes, has been condensed or omitted.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures. Specific areas, among others, requiring the application of management’s estimates and judgment include assumptions pertaining to the allowance for loan losses, allowance for losses on off-balance-sheet instruments, deferred tax assets, derivative financial instruments, investments and pension and other employee benefits. Actual results could differ from estimates and assumptions made.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

2. Recently issued accounting pronouncements

Accounting pronouncements issued but not yet effective

In May 2014, the FASB issued ASU No.2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU No.2014-09”). The ASU provides comprehensive guidance in respect of revenue recognition, in convergence with International Financial Reporting Standards (“IFRS”), to improve financial reporting in U.S. GAAP by replacing the current complex guidance for recognizing revenue. The core principle of this ASU is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU was effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2016. In August 2015, the FASB issued ASU No.2015-14, “Revenue from Contracts with Customers (Topic 606)—Deferral of the Effective Date” (“ASU No.2015-14”) to defer the effective date of ASU No.2014-09 by one year. Therefore, ASU No.2014-09 is effective for annual periods and interim reporting periods within those annual periods, beginning after December 15, 2017 under a modified retrospective approach or retrospectively to all periods presented. Early application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The MHFG Group expects to adopt ASU No.2014-09 on April 1, 2018 using the modified retrospective approach and is currently evaluating the potential impact that the adoption of ASU No.2014-09 and any subsequent amendments will have on its consolidated results of operations and financial condition, as well as on its disclosures. While the guidance is not applicable to revenue associated with financial instruments such as loans, investment securities and derivatives, the Group currently expects that the new guidance may primarily affect Fee and commission income, including brokerage fees, underwriting fees and asset management fees, and Other noninterest income. Based on the Group’s current analysis, the Group has not yet identified any material changes in the timing or amount of revenue or the related cost recognition in these areas.

In January 2016, the FASB issued ASU No.2016-01, “Financial Instruments—Overall (Subtopic 825-10)—Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU No.2016-01”). The ASU requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. The ASU also requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. The ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years, and should be applied using a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. Early application by public business entities is permitted for financial statements of fiscal years or interim periods that have not yet been issued. The MHFG Group is currently evaluating the potential impact that the adoption of ASU No.2016-01 will have on its consolidated results of operations and financial condition.

In February 2016, the FASB issued ASU No.2016-02, “Leases (Topic 842)” (“ASU No.2016-02”). The ASU requires lessees to recognize the assets and liabilities arising from leases on the balance sheet. Lessees should recognize liabilities to make lease payments and right-of-use assets representing its right to use the underlying assets for the lease term. This recognition applies to leases classified as operating leases and finance leases, and the update retains a distinction between finance leases and operating leases. However, the ASU has not changed the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee significantly. The ASU also requires qualitative disclosures along with specific quantitative disclosures including the amount, timing, and uncertainty of cash flows arising from leases. In transition, an entity is required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective

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approach. The ASU is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. The MHFG Group is currently evaluating the potential impact that the adoption of ASU No.2016-02 will have on its consolidated results of operations and financial condition.

In June 2016, the FASB issued ASU No.2016-13, “Financial Instruments—Credit Losses (Topic 326)—Measurement of Credit Losses on Financial Instruments” (“ASU No.2016-13”). The ASU replaces the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of information such as relevant information about past events including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount, for the purpose of informing credit loss estimates. The ASU requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The income statement reflects the measurement of credit losses for newly recognized financial assets, as well as the expected increases or decreases of expected credit losses that have taken place during the period. The ASU also requires that credit losses on available-for-sale debt securities be presented as an allowance for credit losses rather than as a write-down, and limits the amount of the allowance for credit losses to the amount by which fair value is below amortized cost. The ASU is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, and will be applied using a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. Early application is permitted as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The MHFG Group is currently evaluating the potential impact that the adoption of ASU No.2016-13 will have on its consolidated results of operations and financial condition.

In October 2016, the FASB issued ASU No.2016-16, “Income Taxes (Topic 740)—Intra-Entity Transfers of Assets Other Than Inventory” (“ASU No.2016-16”). The ASU requires recognition of current and deferred income taxes in an intra-entity transfer of an asset other than inventory when the transfer occurs although current U.S. GAAP has prohibited the recognition of income tax consequences of the transfer until the asset has been sold to an outside party. The ASU does not include new disclosure requirements; however, existing disclosure requirements might be applicable when accounting for the current and deferred income taxes for an intra-entity transfer of an asset other than inventory. The ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years, and should be applied using a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. Early application is permitted for all entities as of the beginning of a fiscal year for which financial statements (interim or annual) have not been issued or made available for issuance. The MHFG Group is currently evaluating the potential impact that the adoption of ASU No.2016-16 will have on its consolidated results of operations and financial condition.

In January 2017, the FASB issued ASU No.2017-04, “Intangibles—Goodwill and Other (Topic 350)—Simplifying the Test for Goodwill Impairment” (“ASU No.2017-04”). The ASU eliminates Step 2, under which an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities, from the goodwill impairment test. Instead, under the ASU, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. The ASU is effective for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early application is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The MHFG Group is currently evaluating the potential impact that the adoption of ASU No. 2017-04 will have on its consolidated results of operations and financial condition.

In May 2017, the FASB issued ASU No.2017-09, “Compensation—Stock Compensation (Topic 718)—Scope of Modification Accounting” (“ASU No.2017-09”). The ASU provides clarity and reduces both (1) diversity in

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practice and (2) cost and complexity when applying the guidance in Topic 718, Compensation—Stock Compensation, to a change to the terms or conditions of a share-based payment award. The ASU provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. An entity should account for the effects of a modification unless all the following factors of the award are the same before and after the modification: (1) the fair value, (2) the vesting conditions and (3) the classification as an equity or a liability instrument. The current disclosure requirements in Topic 718 apply regardless of whether an entity is required to apply modification accounting under the ASU. The ASU is effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017, and should be applied prospectively to an award modified on or after the adoption date. Early application is permitted, including adoption in any interim period, for public business entities for reporting periods for which financial statements have not yet been issued. The MHFG Group does not expect that the adoption of ASU No. 2017-09 will have a material impact on its consolidated results of operations or financial condition.

In August 2017, the FASB issued ASU No.2017-12, “Derivatives and Hedging (Topic 815)—Targeted Improvements to Accounting for Hedging Activities” (“ASU No.2017-12”). The ASU amends the current accounting for derivatives and hedging to enable entities to better portray the economic results of risk management activities in the financial statements. Specifically, the amendments: (1) eliminate the separate measurement and reporting of hedge ineffectiveness, (2) expand the ability to hedge nonfinancial and financial risk components, and (3) provide an alternative method for measuring the hedged item in fair value hedges of interest rate risk. The ASU is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years, and should be applied using a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. Early application is permitted, including adoption in any interim period. The MHFG Group is currently evaluating the potential impact that the adoption of ASU No.2017-12 will have on its consolidated results of operations and financial condition.

3. Business combination

Integration among asset management companies

On October 1, 2016, DIAM Co., Ltd. (“DIAM”), Mizuho Trust & Banking Co., Ltd. (“MHTB”), Mizuho Asset Management Co., Ltd. (“MHAM”) and Shinko Asset Management Co., Ltd. (“Shinko Asset Management”) (collectively, the “Integrating Companies”) integrated their asset management functions pursuant to an integration agreement signed on July 13, 2016. The integration was implemented through the following steps: (i) a merger between MHAM as surviving company and Shinko Asset Management as absorbed company; (ii) a company split between MHTB and MHAM (after the merger in (i) above) as successor company whereby rights and obligations attributed to Asset Management Division of MHTB were transferred to MHAM; and (iii) a merger between DIAM as surviving company and MHAM as absorbed company. After the integration, DIAM was renamed Asset Management One Co., Ltd. (“Asset Management One”).

As of September 30, 2016, MHAM was a wholly-owned subsidiary of MHFG and DIAM was an equity method affiliate of the MHFG Group which owned 50.0% of the voting equity interests. On October 1, 2016, MHFG exchanged 30.0% of the voting equity interests in MHAM (after the split in (ii) above) for voting equity interests and non-voting equity interests in DIAM. As a result of the exchange, MHFG acquired 51.0% of the voting rights and 70.0% of the economic interests in Asset Management One, which became a consolidated subsidiary of the Group.

Based on the strong commitment of MHFG and Dai-ichi Life Holdings, Inc. (“Dai-ichi Life”) to strengthen and develop their respective asset management businesses, Asset Management One aims to achieve significant

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development as a global asset management company, providing its customers with high-quality solutions by combining the asset management-related knowledge and experience accumulated and developed by each of the Integrating Companies over many years, and by taking full advantage of collaboration with both the MHFG Group and the Dai-ichi Life group. The MHFG Group recognized goodwill at the acquisition date. The goodwill was not allocated to the reportable segments in Note 22 “Business segment information”. The MHFG Group allocated the entire amount of the goodwill to the Asset Management One reporting unit for the purpose of assessing impairment. None of the goodwill recognized is deductible for tax purposes.

The following table summarizes the consideration paid for DIAM and the amounts of the acquired assets and assumed liabilities recognized at the acquisition date, as well as the fair value at the acquisition date of the noncontrolling interest in DIAM. There were no material acquisition-related costs that were recognized separately from the acquisition of the assets and the assumption of the liabilities.

At October 1, 2016
(in millions of yen)
Consideration:
Equity instruments (1,038,408 common shares of MHAM)	28,842

Fair value of total consideration transferred	28,842
Fair value of equity interests in DIAM held by MHFG before the business combination	72,106

100,948

Recognized amounts of identifiable assets acquired:
Cash and due from banks	831
Interest-bearing deposits in other banks	12,873
Trading account assets	266
Investments	12,234
Premises and equipment-net	3,546
Accrued income	7,882
Intangible assets (Note)	53,037
Deferred tax assets	1,003
Other assets	2,208

Recognized amounts of identifiable liabilities assumed:
Trading account liabilities	304
Income taxes payable	918
Deferred taxes liabilities	16,238
Accrued expenses	5,392
Other liabilities	3,041

Total identifiable net assets	67,987
Goodwill	76,225

Noncontrolling interest in DIAM	43,264

100,948

Note:	Amount represents customer relationships subject to amortization, of which the weighted-average amortization period is 16.9 years.

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The fair value of the equity interests in DIAM held by MHFG before the business combination (¥72,106 million), the fair value of the 1,038,408 common shares of MHAM as the consideration paid for DIAM (¥28,842 million) and the fair value of the noncontrolling interest in DIAM (¥43,264 million) were determined with reference to an independent third-party appraisal by applying the income approach and the market approach. The income approach was based on the discounted future cash flows of DIAM and MHAM and the market approach was based on market values, earnings and revenues of public companies comparable to DIAM and MHAM. A discount for lack of control was not considered in determining the fair value of the noncontrolling interest, which is entirely held by Dai-Ichi Life, as the economic benefits of DIAM are expected to be divided proportionately between MHFG and Dai-Ichi Life based on their respective economic interests.

On October 1, 2016, the MHFG Group recognized a gain of ¥56,226 million as a result of remeasuring to fair value its 50.0% of the voting equity interests in DIAM held before the business combination. The gain is not included in the Group’s consolidated statement of income for the six months ended September 30, 2016. It is included in Other noninterest income for the fiscal year ended March 31, 2017. In addition, the MHFG Group recognized an increase in Common stock of ¥23,829 million as a result of remeasuring to fair value its 30.0% of the voting equity interests in MHAM held before the business combination due to the change in the voting equity interests in MHAM on October 1, 2016.

The revenue and earnings of the MHFG Group would not have differed significantly from those reported in the consolidated statements of income for the six months ended September 30, 2016 if the business combination had occurred as of the beginning of the period.

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4. Investments

Available-for-sale and held-to-maturity securities

The amortized cost, gross unrealized gains and losses, and fair value of available-for-sale and held-to-maturity securities at March 31, 2017 and September 30, 2017 are as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in millions of yen)
March 31, 2017
Available-for-sale securities:
Debt securities:
Japanese government bonds	10,256,512	22,782	16,408	10,262,886
Japanese local government bonds	279,864	4,841	233	284,472
U.S. Treasury bonds and federal agency securities	1,148,389	10	4,578	1,143,821
Other foreign government bonds	933,942	1,246	236	934,952
Agency mortgage-backed securities (1)	832,738	15,500	5,441	842,797
Residential mortgage-backed securities	142,879	1,838	558	144,159
Commercial mortgage-backed securities	223,105	1,092	282	223,915
Japanese corporate bonds and other debt securities (2)	1,958,472	52,046	2,286	2,008,232
Foreign corporate bonds and other debt securities (3)	909,052	3,377	1,643	910,786
Equity securities (marketable)	1,528,808	2,273,883	1,593	3,801,098

Total	18,213,761	2,376,615	33,258	20,557,118

Held-to-maturity securities:
Debt securities:
Japanese government bonds	3,059,976	37,168	—	3,097,144
Agency mortgage-backed securities (4)	757,384	121	7,931	749,574

Total	3,817,360	37,289	7,931	3,846,718

September 30, 2017
Available-for-sale securities:
Debt securities:
Japanese government bonds	9,672,831	5,728	20,335	9,658,224
Japanese local government bonds	251,023	3,007	464	253,566
U.S. Treasury bonds and federal agency securities	853,697	153	4,096	849,754
Other foreign government bonds	971,933	1,708	820	972,821
Agency mortgage-backed securities (1)	880,882	13,981	4,313	890,550
Residential mortgage-backed securities	135,814	1,495	512	136,797
Commercial mortgage-backed securities	256,777	1,063	454	257,386
Japanese corporate bonds and other debt securities (2)	1,903,923	47,293	1,550	1,949,666
Foreign corporate bonds and other debt securities (3)	889,383	2,437	1,552	890,268
Equity securities (marketable)	1,675,207	2,619,270	1,463	4,293,014

Total	17,491,470	2,696,135	35,559	20,152,046

Held-to-maturity securities:
Debt securities:
Japanese government bonds	2,459,938	28,111	—	2,488,049
Agency mortgage-backed securities (4)	667,548	51	7,852	659,747

Total	3,127,486	28,162	7,852	3,147,796

Notes :

(1)	Agency mortgage-backed securities presented in this line consist of Japanese and Foreign agency mortgage-backed securities, of which the fair values were ¥708,557 million and ¥134,240 million, respectively, at March 31, 2017, and ¥729,895 million and ¥160,655 million, respectively, at September 30, 2017. All Japanese agency mortgage-backed securities are issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise. Foreign agency mortgage-backed securities primarily consist of Government National Mortgage Association (“Ginnie Mae”) securities, which are guaranteed by the United States government.
(2)	Other debt securities presented in this line primarily consist of certificates of deposit (“CDs”), of which the total fair values were ¥155,138 million at March 31, 2017, and ¥146,136 million at September 30, 2017.

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(3)	Other debt securities presented in this line primarily consist of CDs and asset-backed securities (“ABS”), of which the total fair values were ¥258,059 million at March 31, 2017, and ¥290,380 million at September 30, 2017.
(4)	All Agency mortgage-backed securities presented in this line are Ginnie Mae securities.

Contractual maturities

The amortized cost and fair value of available-for-sale and held-to-maturity debt securities at September 30, 2017 by contractual maturity are shown in the table below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties. Securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their contractual maturities.

Amortized cost	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
	(in millions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	4,076,063	4,201,851	1,394,917	—	9,672,831
Japanese local government bonds	30,530	115,552	100,844	4,097	251,023
U.S. Treasury bonds and federal agency securities	716,047	—	137,650	—	853,697
Other foreign government bonds	706,741	255,529	9,663	—	971,933
Agency mortgage-backed securities	—	—	—	880,882	880,882
Residential mortgage-backed securities	—	—	—	135,814	135,814
Commercial mortgage-backed securities	7,500	159,599	80,278	9,400	256,777
Japanese corporate bonds and other debt securities	395,022	963,809	351,649	193,443	1,903,923
Foreign corporate bonds and other debt securities	468,526	350,022	67,910	2,925	889,383

Total	6,400,429	6,046,362	2,142,911	1,226,561	15,816,263

Held-to-maturity securities:
Debt securities:
Japanese government bonds	860,031	1,120,025	479,882	—	2,459,938
Agency mortgage-backed securities	—	—	—	667,548	667,548

Total	860,031	1,120,025	479,882	667,548	3,127,486

Fair value	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
	(in millions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	4,073,609	4,200,457	1,384,158	—	9,658,224
Japanese local government bonds	30,587	116,166	102,671	4,142	253,566
U.S. Treasury bonds and federal agency securities	715,889	—	133,865	—	849,754
Other foreign government bonds	706,840	256,228	9,753	—	972,821
Agency mortgage-backed securities	—	—	—	890,550	890,550
Residential mortgage-backed securities	—	—	—	136,797	136,797
Commercial mortgage-backed securities	7,504	159,771	80,935	9,176	257,386
Japanese corporate bonds and other debt securities	395,270	965,654	353,485	235,257	1,949,666
Foreign corporate bonds and other debt securities	468,546	350,541	68,269	2,912	890,268

Total	6,398,245	6,048,817	2,133,136	1,278,834	15,859,032

Held-to-maturity securities:
Debt securities:
Japanese government bonds	861,783	1,125,592	500,674	—	2,488,049
Agency mortgage-backed securities	—	—	—	659,747	659,747

Total	861,783	1,125,592	500,674	659,747	3,147,796

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Other-than-temporary impairment

The MHFG Group performs periodic reviews to identify impaired securities in accordance with ASC 320, “Investments—Debt and Equity Securities” (“ASC 320”). For debt securities, in the cases where the MHFG Group has the intent to sell a debt security or more likely than not will be required to sell a debt security before the recovery of its amortized cost basis, the full amount of an other-than-temporary impairment loss is recognized immediately through earnings. In other cases, the MHFG Group evaluates expected cash flows to be received and determines if a credit loss exists, and if so, the amount of an other-than-temporary impairment related to the credit loss is recognized in earnings, while the remaining decline in fair value is recognized in other comprehensive income, net of applicable taxes. For equity securities, impairment is evaluated considering the length of time and extent to which the fair value has been below cost, the financial condition and near-term prospects of the issuers, as well as the MHFG Group’s ability and intent to hold these investments for a reasonable period of time sufficient for a forecasted recovery of fair value. If an equity security is deemed other-than-temporarily impaired, it shall be written down to fair value, with the full decline recognized in earnings.

The following table shows the other-than-temporary impairment losses on available-for-sale securities for the six months ended September 30, 2016 and 2017. No impairment losses were recognized on held-to-maturity securities for the periods.

	Six months ended September 30,
	2016	2017
	(in millions of yen)
Available-for-sale securities:
Debt securities	56	1,000
Equity securities	10,016	2,521

Total	10,072	3,521

For the six months ended September 30, 2017, the other-than-temporary impairment losses on debt securities were attributable to the decline in the fair value of certain Japanese corporate bonds in respect of which the MHFG Group determined credit losses existed. In accordance with ASC 320-10-35-33A and ASC 320-10-35-34B, the other-than-temporary impairment on these securities was recognized in earnings. There has never been any instance related to credit losses on debt securities recognized in earnings where a portion of an other-than-temporary impairment was recognized in other comprehensive income.

The other-than-temporary impairment losses on equity securities were mainly attributable to the decline in the fair value of certain Japanese equity securities.

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Continuous unrealized loss position

The following table shows the gross unrealized losses and fair value of available-for-sale and held-to-maturity securities, aggregated by the length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2017 and September 30, 2017:

	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(in millions of yen)
March 31, 2017
Available-for-sale securities:
Debt securities:
Japanese government bonds	5,574,649	15,796	95,612	612	5,670,261	16,408
Japanese local government bonds	58,700	233	—	—	58,700	233
U.S. Treasury bonds and federal agency securities	1,013,962	4,578	—	—	1,013,962	4,578
Other foreign government bonds	334,300	230	8,327	6	342,627	236
Agency mortgage-backed securities (1)	195,887	3,705	42,501	1,736	238,388	5,441
Residential mortgage-backed securities	5,873	3	28,994	555	34,867	558
Commercial mortgage-backed securities	8,314	218	17,634	64	25,948	282
Japanese corporate bonds and other debt securities	470,602	2,062	158,713	224	629,315	2,286
Foreign corporate bonds and other debt securities	202,347	1,353	77,699	290	280,046	1,643
Equity securities (marketable)	30,688	383	4,117	1,210	34,805	1,593

Total	7,895,322	28,561	433,597	4,697	8,328,919	33,258

Held-to-maturity securities:
Debt securities:
Agency mortgage-backed securities (2)	460,882	3,518	259,466	4,413	720,348	7,931

Total	460,882	3,518	259,466	4,413	720,348	7,931

September 30, 2017
Available-for-sale securities:
Debt securities:
Japanese government bonds	7,198,653	9,958	1,420,926	10,377	8,619,579	20,335
Japanese local government bonds	89,207	374	7,802	90	97,009	464
U.S. Treasury bonds and federal agency securities	470,397	785	79,294	3,311	549,691	4,096
Other foreign government bonds	551,664	785	72,166	35	623,830	820
Agency mortgage-backed securities (1)	227,245	2,239	77,620	2,074	304,865	4,313
Residential mortgage-backed securities	18,093	43	25,344	469	43,437	512
Commercial mortgage-backed securities	41,379	417	12,292	37	53,671	454
Japanese corporate bonds and other debt securities	572,056	1,174	206,284	376	778,340	1,550
Foreign corporate bonds and other debt securities	228,662	1,233	31,828	319	260,490	1,552
Equity securities (marketable)	14,441	1,031	21,709	432	36,150	1,463

Total	9,411,797	18,039	1,955,265	17,520	11,367,062	35,559

Held-to-maturity securities:
Debt securities:
Agency mortgage-backed securities (2)	406,351	3,725	224,851	4,127	631,202	7,852

Total	406,351	3,725	224,851	4,127	631,202	7,852

Notes :

(1)	Agency mortgage-backed securities presented in this line consist of Japanese and Foreign agency mortgage-backed securities, of which the fair values were ¥104,270 million and ¥134,118 million, respectively, at March 31, 2017, and ¥144,319 million and ¥160,546 million, respectively, at September 30, 2017. All Japanese agency mortgage-backed securities are issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise. Foreign agency mortgage-backed securities primarily consist of Government National Mortgage Association (“Ginnie Mae”) securities, which are guaranteed by the United States government.
(2)	All Agency mortgage-backed securities presented in this line are Ginnie Mae securities.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

At September 30, 2017, the MHFG Group did not intend to sell the debt securities in an unrealized loss position and it was not more likely than not that the MHFG Group would be required to sell them before the recovery of their amortized cost bases. For Japanese government bonds, U.S. Treasury bonds and federal agency securities and Agency mortgage-backed securities, their entire amortized cost bases were expected to be recovered since the unrealized losses had not resulted from credit deterioration, but primarily from changes in interest rates. For the debt securities other than those described above, including Japanese corporate bonds with similar credit risks as the other-than-temporarily impaired securities, the MHFG Group determined that their entire amortized cost bases were expected to be recovered, after considering various factors such as the extent to which their fair values were below their amortized cost bases, the external and/or internal ratings and the present values of cash flows expected to be collected. Based on the aforementioned evaluation, the MHFG Group determined that the debt securities in an unrealized loss position were not considered other-than-temporarily impaired.

The equity securities in an unrealized loss position were determined not to be other-than-temporarily impaired based on the evaluation of the following factors: (1) the severity and duration of the impairments, (2) the financial condition and near-term prospects of the issuers, and (3) the MHFG Group’s ability and intent to hold these investments for a reasonable period of time sufficient for a forecasted recovery of fair value.

Realized gains and losses

The following table shows the realized gains and losses on sales of available-for-sale securities for the six months ended September 30, 2016 and 2017. See “Consolidated Statements of Cash Flows (Unaudited)” for the proceeds from sales of investments, the vast majority of which consists of the proceeds from sales of available-for-sale securities.

	Six months ended September 30,
	2016	2017
	(in millions of yen)
Gross realized gains	144,796	127,360
Gross realized losses	(9,615)	(10,020)

Net realized gains (losses) on sales of available-for-sale securities	135,181	117,340

Other investments

The following table summarizes the composition of Other investments at March 31, 2017 and September 30, 2017:

	March 31, 2017	September 30, 2017
	(in millions of yen)
Equity method investments	249,679	255,370
Investments held by consolidated investment companies	37,462	38,779
Other equity interests	307,928	242,923

Total	595,069	537,072

Equity method investments

Investments in investees over which the MHFG Group has the ability to exert significant influence are accounted for using the equity method of accounting. Such investments included marketable equity securities with carrying

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

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(Unaudited)—(Continued)

values of ¥132,817 million and ¥140,613 million, at March 31, 2017 and September 30, 2017, respectively. The aggregate market values of these marketable equity securities were ¥273,249 million and ¥261,756 million, respectively. The majority of the aggregate market values of these marketable equity securities are related to Orient Corporation, of which the MHFG Group’s proportionate share of the total outstanding common stock was 49.0% as of September 30, 2017.

Investments held by consolidated investment companies

The MHFG Group consolidates certain investment companies over which it has control through either ownership or other means. Investment companies are subject to specialized industry accounting which requires investments to be carried at fair value, with changes in fair value recorded in earnings. The MHFG Group maintains this specialized industry accounting for investments held by consolidated investment companies, which consist of marketable and non-marketable investments.

Other equity interests

Other equity interests primarily consist of non-marketable equity securities outside the scope of ASC 320, of which the fair values are not readily determinable, nor practicable to estimate. Each of these securities is stated at acquisition cost, with an other-than-temporary impairment, if any, included in earnings. The MHFG Group monitors the status of each investee, including its credit rating, to determine whether impairment losses should be recognized.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

5. Loans

The table below presents loans outstanding by domicile and industry of borrower at March 31, 2017 and September 30, 2017:

	March 31, 2017	September 30, 2017
	(in millions of yen)
Domestic:
Manufacturing	8,740,281	8,526,643
Construction and real estate	7,654,016	7,709,245
Services	4,759,225	4,923,838
Wholesale and retail	5,142,003	5,123,176
Transportation and communications	3,490,415	3,413,710
Banks and other financial institutions	4,006,401	4,247,285
Government and public institutions	8,532,246	9,981,557
Other industries (Note)	4,427,349	4,502,531
Individuals:
Mortgage loans	9,964,633	9,702,129
Other	939,971	958,159

Total domestic	57,656,540	59,088,273

Foreign:
Commercial and industrial	16,872,448	16,915,590
Banks and other financial institutions	6,759,921	6,897,692
Government and public institutions	959,948	1,088,753
Other (Note)	190,724	37,938

Total foreign	24,783,041	24,939,973

Total	82,439,581	84,028,246
Less: Unearned income and deferred loan fees—net	155,675	144,787

Total loans before allowance for loan losses	82,283,906	83,883,459

Note:	Other industries of Domestic and Other of Foreign include trade receivables and lease receivables of consolidated VIEs.

Net losses on sales of loans were ¥919 million and ¥3,739 million, including unrealized losses related to recording loans held for sale at the lower of cost or fair value of ¥310 million, and ¥3,707 million for the fiscal year ended March 31, 2017 and for the six months ended September 30, 2017, respectively.

Credit quality information

In accordance with the MHFG Group’s credit risk management policies, the Group uses an internal rating system that consists of credit ratings and pool allocations as the basis of its risk management infrastructure. Credit ratings consist of obligor ratings which represent the level of credit risk of the obligor, and transaction ratings which represent the ultimate possibility of incurring losses on individual loans by taking into consideration various factors such as collateral or guarantees involved. In principle, obligor ratings are applied to all obligors except those to which pool allocations are applied, and are subject to regular review at least once a year as well as special review which is required whenever the obligor’s credit standing changes. Pool allocations are applied to groups of small balance, homogeneous loans. The Group pools loans with similar risk characteristics, and the

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

risk is assessed and managed according to such pools. The Group generally reviews the appropriateness and effectiveness of the approach to obligor ratings and pool allocations once a year in accordance with predetermined policies and procedures.

The table below presents the MHFG Group’s definition of obligor ratings used by Mizuho Bank, Ltd. (“MHBK”) and MHTB:

Obligor category	Obligor rating	Definition
Normal	A	Obligors whose certainty of debt fulfillment is very high, hence their level of credit risk is very low.
	B	Obligors whose certainty of debt fulfillment poses no problems for the foreseeable future, and their level of credit risk is low.
	C	Obligors whose certainty of debt fulfillment and their level of credit risk pose no problems for the foreseeable future.
	D	Obligors whose current certainty of debt fulfillment poses no problems, however, their resistance to future economic environmental changes is low.
Watch (Note)	E1	Obligors that require observation going forward because of either minor concerns regarding their financial position, or their somewhat weak or unstable business conditions.
	E2	Obligors that require special observation going forward because of problems with their borrowings such as reduced or suspended interest payments, problems with debt fulfillment such as failure to make principal or interest payments, or problems with their financial position as a result of their weak or unstable business conditions.
Intensive control	F	Obligors that are not yet bankrupt but are in financial difficulties and are deemed likely to become bankrupt in the future because of insufficient progress in implementing their management improvement plans or other measures (including obligors that are receiving ongoing support from financial institutions).
Substantially bankrupt	G	Obligors that have not yet become legally or formally bankrupt but are substantially insolvent because they are in serious financial difficulties and are deemed to be incapable of being restructured.
Bankrupt	H	Obligors that have become legally or formally bankrupt.

Note:	Special attention obligors are watch obligors with debt in troubled debt restructuring (“TDR”) or 90 days or more delinquent debt. Loans to such obligors are considered impaired.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The table below presents credit quality information of loans based on the MHFG Group’s internal rating system at March 31, 2017 and September 30, 2017:

	Normal obligors				Watch obligors excluding special attention obligors (1)
	A-B	C-D	Retail (2)	Other (3)	E1-E2	Retail (2)	Other (3)	Impaired loans	Total
	(in millions of yen)
March 31, 2017
Domestic:
Manufacturing	5,313,232	2,599,760	90,825	67,734	276,771	11,589	1,314	379,056	8,740,281
Construction and real estate	4,199,022	2,641,436	558,321	15,585	165,836	16,023	317	57,476	7,654,016
Services	2,699,487	1,687,515	185,577	910	95,973	23,189	204	66,370	4,759,225
Wholesale and retail	2,244,214	2,369,842	200,003	22,785	124,846	32,911	501	146,901	5,142,003
Transportation and communications	2,584,367	739,781	82,543	1,092	50,319	9,698	—	22,615	3,490,415
Banks and other financial institutions	3,050,605	887,527	1,894	37,907	21,574	353	—	6,541	4,006,401
Government and public institutions	4,059,349	1,600	—	4,471,297	—	—	—	—	8,532,246
Other industries (4)	1,873,137	591,109	3,535	1,906,756	4,613	410	41,179	6,610	4,427,349
Individuals	—	289,809	10,312,739	80,566	26,288	89,066	1,434	104,702	10,904,604

Total domestic	26,023,413	11,808,379	11,435,437	6,604,632	766,220	183,239	44,949	790,271	57,656,540

Foreign:
Commercial and industrial	9,310,432	4,814,906	173	2,153,757	312,275	—	90,722	190,183	16,872,448
Banks and other financial institutions	5,628,387	592,380	—	480,806	58,348	—	—	—	6,759,921
Government and public institutions	741,478	214,558	—	1,082	2,801	—	—	29	959,948
Other (4)	—	6,535	9,439	173,464	124	8	753	401	190,724

Total foreign	15,680,297	5,628,379	9,612	2,809,109	373,548	8	91,475	190,613	24,783,041

Total	41,703,710	17,436,758	11,445,049	9,413,741	1,139,768	183,247	136,424	980,884	82,439,581

September 30, 2017
Domestic:
Manufacturing	5,302,937	2,718,865	85,978	46,881	225,293	10,880	239	135,570	8,526,643
Construction and real estate	4,341,519	2,583,327	533,436	8,471	174,429	16,592	—	51,471	7,709,245
Services	2,802,307	1,647,922	181,122	125,114	89,500	21,722	—	56,151	4,923,838
Wholesale and retail	2,241,712	2,395,149	190,225	13,830	110,009	31,369	669	140,213	5,123,176
Transportation and communications	2,511,302	753,838	79,972	1,948	30,502	9,275	—	26,873	3,413,710
Banks and other financial institutions	3,462,891	592,365	1,774	160,314	22,659	220	—	7,062	4,247,285
Government and public institutions	3,237,595	1,600	—	6,742,362	—	—	—	—	9,981,557
Other industries (4)	2,376,483	188,887	3,634	1,918,680	2,368	289	8,927	3,263	4,502,531
Individuals	—	300,201	10,081,604	69,829	25,766	84,265	1,275	97,348	10,660,288

Total domestic	26,276,746	11,182,154	11,157,745	9,087,429	680,526	174,612	11,110	517,951	59,088,273

Foreign:
Commercial and industrial	9,442,125	4,635,302	206	2,221,178	383,128	—	79,905	153,746	16,915,590
Banks and other financial institutions	5,867,251	563,445	—	411,234	54,835	—	927	—	6,897,692
Government and public institutions	865,441	220,632	—	861	1,800	—	—	19	1,088,753
Other (4)	—	4,800	9,044	21,800	246	7	1,284	757	37,938

Total foreign	16,174,817	5,424,179	9,250	2,655,073	440,009	7	82,116	154,522	24,939,973

Total	42,451,563	16,606,333	11,166,995	11,742,502	1,120,535	174,619	93,226	672,473	84,028,246

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Notes:

(1)	Special attention obligors are watch obligors with debt in TDR or 90 days or more delinquent debt. Loans to such obligors are considered impaired.
(2)	Amounts represent small balance, homogeneous loans which are subject to pool allocations.
(3)	Non-impaired loans held by subsidiaries other than MHBK and MHTB constitute Other, since their portfolio segments are not identical to those of MHBK and MHTB.
(4)	Other industries of Domestic and Other of Foreign include trade receivables and lease receivables of consolidated VIEs.

Impaired loans

Loans are considered impaired when, based on current information and events, it is probable that the MHFG Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loans. Factors considered by management in determining if a loan is impaired include delinquency status and the ability of the debtor to make payment of the principal and interest when due. The Group classifies loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as impaired loans. Impaired loans include loans past due for 90 days or more and restructured loans that meet the definition of a TDR in accordance with ASC 310, “Receivables” (“ASC 310”). The Group does not have any loans to borrowers that cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms for the periods presented other than those already designated as impaired loans.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

All of the MHFG Group’s impaired loans are designated as nonaccrual loans and thus interest accruals and the amortization of net origination fees are suspended and capitalized interest is written off. Cash received on nonaccrual loans is accounted for as a reduction of the loan principal if the ultimate collectibility of the principal amount is uncertain, otherwise, as interest income. Loans are not restored to accrual status until interest and principal payments are current and future payments are reasonably assured. Impaired loans are restored to non-impaired loans and accrual status, when the MHFG Group determines that the borrower poses no concerns regarding current certainty of debt fulfillment. In general, such determination is made if the borrower qualifies for an obligor rating of E2 or above and is not classified as a special attention obligor. With respect to loans restructured in a TDR, in general, such loans are restored to non-impaired loans, and accrual status, when the borrower qualifies for an obligor rating of D or above. The table below presents impaired loans information at March 31, 2017 and September 30, 2017:

	Recorded investment (1)
	Requiring an allowance for loan losses	Not requiring an allowance for loan losses (2)	Total	Unpaid principal balance	Related allowance (3)	Average recorded investment	Interest income recognized (4)
	(in millions of yen)
March 31, 2017
Domestic:
Manufacturing	372,241	6,815	379,056	383,812	148,777	375,895	2,859
Construction and real estate	46,130	11,346	57,476	66,006	6,367	66,796	877
Services	58,366	8,004	66,370	72,261	20,122	66,050	1,173
Wholesale and retail	133,466	13,435	146,901	155,023	52,341	148,865	2,261
Transportation and communications	19,386	3,229	22,615	23,568	5,968	24,035	371
Banks and other financial institutions	2,601	3,940	6,541	6,873	962	5,305	50
Other industries	6,484	126	6,610	6,740	1,999	6,053	91
Individuals	51,893	52,809	104,702	114,880	4,935	114,104	1,696

Total domestic	690,567	99,704	790,271	829,163	241,471	807,103	9,378

Foreign:
Total foreign	160,563	30,050	190,613	209,129	61,102	169,192	2,040

Total	851,130	129,754	980,884	1,038,292	302,573	976,295	11,418

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

	Recorded investment (1)
	Requiring an allowance for loan losses	Not requiring an allowance for loan losses (2)	Total	Unpaid principal balance	Related allowance (3)	Average recorded investment	Interest income recognized (4)
	(in millions of yen)
September 30, 2017
Domestic:
Manufacturing	130,184	5,386	135,570	140,010	48,786	257,313	914
Construction and real estate	41,808	9,663	51,471	59,519	5,397	54,473	338
Services	46,498	9,653	56,151	63,777	12,280	61,260	432
Wholesale and retail	129,030	11,183	140,213	148,775	49,871	143,557	1,031
Transportation and communications	24,139	2,734	26,873	27,865	7,134	24,744	160
Banks and other financial institutions	3,100	3,962	7,062	7,395	1,433	6,802	29
Other industries	2,184	1,079	3,263	3,393	1,534	4,937	17
Individuals	46,492	50,856	97,348	102,916	4,657	101,025	729

Total domestic	423,435	94,516	517,951	553,650	131,092	654,111	3,650

Foreign:
Total foreign	127,433	27,089	154,522	172,523	48,620	172,567	1,069

Total	550,868	121,605	672,473	726,173	179,712	826,678	4,719

Notes:

(1)	Amounts represent the outstanding balances of nonaccrual loans. The MHFG Group’s policy for placing loans in nonaccrual status corresponds to the Group’s definition of impaired loans.
(2)	These impaired loans do not require an allowance for loan losses because the MHFG Group has sufficient collateral to cover probable loan losses.
(3)	The allowance for loan losses on impaired loans includes the allowance for groups of small balance, homogeneous loans which were collectively evaluated for impairment, in addition to the allowance for those loans that were individually evaluated for impairment. The total carrying amount of the groups of small balance, homogeneous loans at March 31, 2017 and September 30, 2017 was ¥302,251 million and ¥266,915 million, respectively.
(4)	Amounts represent gross interest income on impaired loans which were included in Interest income on loans in the consolidated statements of income.

The remaining balance of impaired loans which had been partially charged off was ¥26,513 million and ¥19,275 million as of March 31, 2017 and September 30, 2017, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Troubled debt restructurings

The MHFG Group considers a TDR to be a restructuring in which it, for economic or legal reasons related to the obligor’s financial difficulties, grants a concession to the obligor that it would not otherwise consider. The Group considers the relevant obligor to be in financial difficulty when its obligor rating is E2 or below. The following table presents TDRs that were entered into during the six months ended September 30, 2016 and 2017:

	Loan forgiveness or debt to equity swaps		Interest rate reduction and/or postponement of principal and/or interest
	Recorded investment (Note)	Charge-offs
	(in millions of yen)
September 30, 2016
Domestic:
Manufacturing	—	—	54,476
Construction and real estate	—	—	8,596
Services	—	—	21,951
Wholesale and retail	—	—	87,237
Transportation and communications	—	—	8,656
Banks and other financial institutions	—	—	3,198
Other industries	—	—	2,274
Individuals	—	—	9,205

Total domestic	—	—	195,593

Foreign:
Total foreign	—	—	10,849

Total	—	—	206,442

September 30, 2017
Domestic:
Manufacturing	—	—	55,611
Construction and real estate	—	—	9,045
Services	—	—	18,740
Wholesale and retail	—	—	74,625
Transportation and communications	—	—	12,244
Banks and other financial institutions	—	—	3,461
Individuals	—	—	7,619

Total domestic	—	—	181,345

Foreign:
Total foreign	—	—	13,303

Total	—	—	194,648

Note: Amounts represent the book values of loans immediately after the restructurings.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Payment default is deemed to occur when the loan becomes three months past due or the obligor is downgraded to the category of substantially bankrupt or bankrupt. The following table presents payment defaults which occurred during the six months ended September 30, 2016 and 2017 with respect to the loans modified as TDRs within the previous twelve months:

	Recorded investment
	September 30, 2016	September 30, 2017
	(in millions of yen)
Domestic:
Manufacturing	1,801	2,006
Construction and real estate	1,621	70
Services	1,188	2,561
Wholesale and retail	4,614	13,396
Transportation and communications	771	201
Other industries	—	130
Individuals	1,366	904

Total domestic	11,361	19,268

Foreign:
Total foreign	30	4,588

Total	11,391	23,856

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Age analysis of past due loans

The table below presents an analysis of the age of the recorded investment in loans that are past due at March 31, 2017 and September 30, 2017:

	30-59 days past due	60-89 days past due	90 days or more past due	Total past due	Current	Total
	(in millions of yen)
March 31, 2017
Domestic:
Manufacturing	1,938	360	7,767	10,065	8,730,216	8,740,281
Construction and real estate	2,818	947	32,523	36,288	7,617,728	7,654,016
Services	917	217	5,914	7,048	4,752,177	4,759,225
Wholesale and retail	1,330	2,834	5,585	9,749	5,132,254	5,142,003
Transportation and communications	384	322	1,859	2,565	3,487,850	3,490,415
Banks and other financial institutions	—	—	—	—	4,006,401	4,006,401
Government and public institutions	—	—	—	—	8,532,246	8,532,246
Other industries	—	—	69	69	4,427,280	4,427,349
Individuals	32,995	12,291	34,846	80,132	10,824,472	10,904,604

Total domestic	40,382	16,971	88,563	145,916	57,510,624	57,656,540

Foreign:
Total foreign	546	216	95,719	96,481	24,686,560	24,783,041

Total	40,928	17,187	184,282	242,397	82,197,184	82,439,581

September 30, 2017
Domestic:
Manufacturing	1,504	289	8,545	10,338	8,516,305	8,526,643
Construction and real estate	1,006	940	27,869	29,815	7,679,430	7,709,245
Services	2,076	1,537	4,898	8,511	4,915,327	4,923,838
Wholesale and retail	1,842	997	3,803	6,642	5,116,534	5,123,176
Transportation and communications	76	85	7,502	7,663	3,406,047	3,413,710
Banks and other financial institutions	—	—	—	—	4,247,285	4,247,285
Government and public institutions	—	—	—	—	9,981,557	9,981,557
Other industries	40	—	25	65	4,502,466	4,502,531
Individuals	31,787	11,185	34,554	77,526	10,582,762	10,660,288

Total domestic	38,331	15,033	87,196	140,560	58,947,713	59,088,273

Foreign:
Total foreign	848	462	73,898	75,208	24,864,765	24,939,973

Total	39,179	15,495	161,094	215,768	83,812,478	84,028,246

Loans held for sale

Loans that have been identified for sale are classified as loans held for sale within Other assets and are accounted for at the lower of cost or fair value. The outstanding balance of loans held for sale was ¥26,689 million and ¥20,546 million at March 31, 2017 and September 30, 2017, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

6. Allowance for loan losses

The MHFG Group maintains an appropriate allowance for loan losses to absorb probable losses inherent in the loan portfolio and makes adjustments to such allowance through Provision (credit) for loan losses in the consolidated statements of income. Loan principal that management judges to be uncollectible, based on detailed loan reviews and a credit quality assessment, is charged off against the allowance for loan losses. In general, the MHFG Group charges off loans when the Group determines that the obligor should be classified as substantially bankrupt or bankrupt. See Note 5 “Loans” for the definitions of obligor categories. Obligors in the retail portfolio segment are generally determined to be substantially bankrupt when they are past due for more than six months, and as for other obligors, the Group separately monitors the credit quality of each obligor without using time-based triggers. Subsequent recoveries of previously charged-off loan balances are recorded as an increase to the allowance for loan losses as the recoveries are received.

The credit quality review process and the credit rating process serve as the basis for determining the allowance for loan losses. Through such processes loans are categorized into groups to reflect the probability of default, whereby the MHFG Group’s management assesses the ability of borrowers to service their debt, taking into consideration current financial information, ability to generate cash, historical payment experience, analysis of relevant industry segments and current trends. In determining the appropriate level of the allowance, the MHFG Group evaluates the probable loss by category of loan based on its risk type and characteristics.

The allowance for loan losses is determined in accordance with ASC 310 and ASC 450, “Contingencies” (“ASC 450”). The MHFG Group measures the impairment of a loan when it is probable that the Group will be unable to collect all amounts due according to the contractual terms of the loan agreement, based on (1) the present value of expected future cash flows, after considering the restructuring effect and subsequent payment default with respect to TDRs, discounted at the loan’s initial effective interest rate, or (2) the loan’s observable market price, or (3) the fair value of the collateral if the loan is collateral dependent. The collateral that the Group obtains for loans consists primarily of real estate or listed securities. In obtaining the collateral, the Group evaluates the fair value of the collateral and its legal enforceability. The Group also performs subsequent re-evaluations at least once a year. As it pertains to real estate collateral, valuation is generally performed by an appraising subsidiary which is independent from the Group’s loan origination departments by using generally accepted valuation techniques such as (1) the replacement cost approach, or (2) the sales comparison approach or (3) the income approach. In the case of large real estate collateral, the Group generally engages third-party appraisers to perform the valuation. As it pertains to listed securities collateral, observable market prices are used for valuation.

At MHBK and MHTB, when management estimates probable credit losses to determine the allowance for loan losses, small balance, homogeneous loans are classified in the retail portfolio segment to which pool allocations apply, and loans other than these classified in the retail portfolio segment are classified in the corporate portfolio segment. The corporate portfolio segment consists of loans originated by MHBK and MHTB, and includes mainly business loans such as those used for working capital and capital expenditure, as well as loans for which the primary source of repayment of the obligation is income generated by the relevant assets such as project finance, asset finance and real estate finance. The retail portfolio segment consists mainly of residential mortgage loans, originated by MHBK. The other portfolio segment consists of loans of subsidiaries other than MHBK and MHTB, such as consolidated VIEs and overseas subsidiaries.

The formula allowance is applied to groups of small balance, homogeneous loans that are collectively evaluated for impairment and to non-homogeneous loans that have not been identified as impaired. The evaluation of the inherent loss in respect of these loans involves a high degree of uncertainty, subjectivity and judgment because

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

probable loan losses are not easily identifiable or measurable. In determining the formula allowance, the MHFG Group therefore relies on a statistical analysis that incorporates loss rates based on its own historical loss experience and third-party data such as the number of corporate default cases which is updated once a year. In determining the allowance amount, the Group analyzes (1) the probability of default: (a) by using the most recently available data from April 2008 for the corporate portfolio segment, and the most recently available data for the past six years for the retail portfolio segment, in the case of normal obligors; and (b) by using the most recently available data from April 2002, in the case of watch obligors; and (2) the loss given default by using the most recently available data for the past six years. As it pertains to TDR loans in the retail portfolio segment, which are subject to collective evaluation for impairment, the restructuring itself, as well as subsequent payment defaults, if any, are considered in determining obligor ratings.

The historical loss rate is adjusted, where appropriate, to reflect current factors, such as general economic and business conditions affecting the key lending areas of the MHFG Group, credit quality trends, specific industry conditions within portfolio segments, and recent loss experience in particular segments of the portfolio. When determining the length of the period to calculate the probability of default, the Group considers the uncertainty in the economic and business conditions. The estimation of the formula allowance is back-tested on a periodic basis by comparing the allowance with the actual results subsequent to the balance sheet date.

Changes in Allowance for loan losses by portfolio segment for the six months ended September 30, 2016 and 2017 are shown below:

	Corporate	Retail	Other	Total
	(in millions of yen)
Six months ended September 30, 2016
Balance at beginning of period	367,739	44,221	39,287	451,247

Provision (credit) for loan losses	9,123	(7,983)	(571)	569

Charge-offs	(10,332)	(1,016)	(3,812)	(15,160)
Recoveries	8,877	4,725	2,139	15,741

Net charge-offs	(1,455)	3,709	(1,673)	581

Others (Note)	(10,404)	—	(4,813)	(15,217)

Balance at end of period	365,003	39,947	32,230	437,180

Six months ended September 30, 2017
Balance at beginning of period	407,327	36,923	35,423	479,673

Provision (credit) for loan losses	(109,379)	(6,469)	(2,114)	(117,962)

Charge-offs	(17,366)	(745)	(3,107)	(21,218)
Recoveries	6,447	315	1,247	8,009

Net charge-offs	(10,919)	(430)	(1,860)	(13,209)

Others (Note)	2,552	—	(585)	1,967

Balance at end of period	289,581	30,024	30,864	350,469

Note:	Others includes primarily foreign exchange translation.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The table below presents Allowance for loan losses and loans outstanding by portfolio segment disaggregated on the basis of impairment method at March 31, 2017 and September 30, 2017:

	Corporate	Retail	Other	Total
	(in millions of yen)
March 31, 2017
Allowance for loan losses	407,327	36,923	35,423	479,673

of which individually evaluated for impairment	272,714	2,922	13,306	288,942
of which collectively evaluated for impairment	134,613	34,001	22,117	190,731

Loans (Note)	61,120,654	11,722,726	9,596,201	82,439,581

of which individually evaluated for impairment	772,647	23,422	65,075	861,144
of which collectively evaluated for impairment	60,348,007	11,699,304	9,531,126	81,578,437

September 30, 2017
Allowance for loan losses	289,581	30,024	30,864	350,469

of which individually evaluated for impairment	170,509	2,761	7,248	180,518
of which collectively evaluated for impairment	119,072	27,263	23,616	169,951

Loans (Note)	60,727,073	11,432,376	11,868,797	84,028,246

of which individually evaluated for impairment	673,081	22,734	61,318	757,133
of which collectively evaluated for impairment	60,053,992	11,409,642	11,807,479	83,271,113

Note:	Amounts represent loan balances before deducting unearned income and deferred loan fees.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

7. Other assets and liabilities

The following table sets forth the details of other assets and liabilities at March 31, 2017 and September 30, 2017:

	March 31, 2017	September 30, 2017
	(in millions of yen)
Other assets:
Accounts receivable from brokers, dealers and customers for securities transactions	1,564,295	2,000,669
Collateral provided for derivative transactions	973,404	1,110,240
Prepaid pension cost	682,592	707,464
Margins provided for futures contracts	276,398	363,325
Miscellaneous receivables	324,135	294,262
Security deposits	122,858	127,302
Loans held for sale	26,689	20,546
Other	1,021,958	1,484,483

Total	4,992,329	6,108,291

Other liabilities:
Accounts payable to brokers, dealers and customers for securities transactions	1,400,141	2,710,819
Guaranteed trust principal	683,324	714,801
Collateral accepted for derivative transactions	671,691	568,881
Miscellaneous payables	481,809	456,138
Margins accepted for futures contracts	307,066	363,221
Unearned income	134,666	130,480
Factoring amounts owed to customers	53,488	22,810
Other	1,294,340	1,088,413

Total	5,026,525	6,055,563

Guaranteed trust principal

Guaranteed trust principal is the liability of certain consolidated trust arrangements, in respect of which the MHFG Group provides guarantees for the repayment of principal. See Note 17 “Variable interest entities and securitizations” for further discussion of the guaranteed principal money trusts.

Unearned income

Unearned income is primarily comprised of refundable fees received from consumer loan customers at the time the loan was made, which is being deferred and recognized in earnings as earned.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

8. Preferred and common stock

Preferred stock

The composition of preferred stock at March 31, 2017 and September 30, 2017 is as follows:

Class of stock	March 31, 2017		September 30, 2017
	Authorized	Issued	Authorized	Issued
	(number of shares)
Class XI preferred stock	914,752,000	—	—	—
First series class XIV preferred stock (1)	900,000,000	—	900,000,000	—
Second series class XIV preferred stock (1)	900,000,000	—	900,000,000	—
Third series class XIV preferred stock (1)	900,000,000	—	900,000,000	—
Fourth series class XIV preferred stock (1)	900,000,000	—	900,000,000	—
First series class XV preferred stock (2)	900,000,000	—	900,000,000	—
Second series class XV preferred stock (2)	900,000,000	—	900,000,000	—
Third series class XV preferred stock (2)	900,000,000	—	900,000,000	—
Fourth series class XV preferred stock (2)	900,000,000	—	900,000,000	—
First series class XVI preferred stock (3)	1,500,000,000	—	1,500,000,000	—
Second series class XVI preferred stock (3)	1,500,000,000	—	1,500,000,000	—
Third series class XVI preferred stock (3)	1,500,000,000	—	1,500,000,000	—
Fourth series class XVI preferred stock (3)	1,500,000,000	—	1,500,000,000	—

Total	4,214,752,000	—	3,300,000,000	—

Notes:

(1)	The total number of authorized shares from first to fourth series class XIV preferred stock shall not exceed 900,000,000.
(2)	The total number of authorized shares from first to fourth series class XV preferred stock shall not exceed 900,000,000.
(3)	The total number of authorized shares from first to fourth series class XVI preferred stock shall not exceed 1,500,000,000.

Common stock

The number of issued shares of common stock at March 31, 2017 and September 30, 2017 was 25,386,307,945 shares and 25,389,644,945 shares, respectively. The increase of 3,337,000 shares was due to exercise of stock acquisition rights.

9. Dividends

The following table shows dividends on preferred stock and common stock during the six months ended September 30, 2016 and 2017:

September 30, 2016	Cash dividends
Class of stock	Per share	In aggregate
	(in yen)	(in millions of yen)
Eleventh series class XI preferred stock	10	989
Common stock	3.75	93,839

Total		94,828

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

September 30, 2017	Cash dividends
Class of stock	Per share	In aggregate
	(in yen)	(in millions of yen)
Common stock	3.75	95,174

10. Accumulated other comprehensive income

Changes in each component of Accumulated other comprehensive income, net of tax (“AOCI”) for the six months ended September 30, 2016 and 2017 are as follows:

	Six months ended September 30,
	2016	2017
	(in millions of yen)
AOCI, balance at beginning of period, previously reported	1,469,308	1,521,163
Cumulative effect of change in accounting principles (Note 17)	330	—
AOCI, balance at beginning of period, adjusted	1,469,638	1,521,163

Net unrealized gains (losses) on available-for-sale securities:
Balance at beginning of period, previously reported	1,409,459	1,461,302
Cumulative effect of change in accounting principles (Note 17)	(85)	—
Balance at beginning of period, adjusted	1,409,374	1,461,302
Unrealized holding gains (losses) during period	(49,362)	247,493
Less: reclassification adjustments for losses (gains) included in net income	(86,761)	(78,659)

Change during period	(136,123)	168,834

Balance at end of period	1,273,251	1,630,136

Foreign currency translation adjustments:
Balance at beginning of period, previously reported	6,310	(5,535)
Cumulative effect of change in accounting principles (Note 17)	415	—
Balance at beginning of period, adjusted	6,725	(5,535)
Foreign currency translation adjustments during period	(59,893)	(4,322)
Less: reclassification adjustments for losses (gains) included in net income	—	—

Change during period	(59,893)	(4,322)

Balance at end of period	(53,168)	(9,857)

Pension liability adjustments:
Balance at beginning of period	53,539	65,396
Unrealized gains (losses) during period	533	32
Less: reclassification adjustments for losses (gains) included in net income	144	140

Change during period	677	172

Balance at end of period	54,216	65,568

Total other comprehensive income (loss), net of tax attributable to MHFG shareholders	(195,339)	164,684

AOCI, balance at end of period	1,274,299	1,685,847

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The following table shows the amounts reclassified out of AOCI into net income during the six months ended September 30, 2017:

	Six months ended September 30, 2017
	Before tax (1)	Tax effect (2)	Net of tax before allocation to noncontrolling interests	Net of tax attributable to noncontrolling interests (2)	Net of tax attributable to MHFG shareholders
	(in millions of yen)
Amounts reclassified out of AOCI into net income:						Affected line items in the consolidated statements of income:
Net unrealized gains (losses) on available-for-sale securities	113,819	(35,053)	78,766	(107)	78,659	Investment gains (losses)—net
Pension liability adjustments	(233)	96	(137)	(3)	(140)	Salaries and employee benefits

Total	113,586	(34,957)	78,629	(110)	78,519

Notes:

(1)	The amounts in the Before tax column are recorded in each account presented under the heading “Affected line items in the consolidated statements of income”.
(2)	The amounts in the Tax effect column and Net of tax attributable to noncontrolling interests column are recorded in Income tax expense and Net income (loss) attributable to noncontrolling interests in the consolidated statements of income, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

11. Regulatory matters

Regulatory capital requirements

MHFG, MHBK, and MHTB are subject to regulatory capital requirements administered by the Financial Services Agency in accordance with the provisions of the Banking Act and related regulations.

Capital adequacy ratios of MHFG, MHBK, and MHTB as of March 31, 2017 and September 30, 2017 calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency are set forth in the following table:

	March 31, 2017		September 30, 2017
	Amount	Ratio	Amount	Ratio
	(in billions of yen, except percentages)
Consolidated:
MHFG:
Common Equity Tier 1 capital:
Required (Note)	3,857	6.25	3,856	6.25
Actual	7,002	11.34	7,281	11.80
Tier 1 capital:
Required (Note)	4,783	7.75	4,781	7.75
Actual	8,212	13.30	9,005	14.59
Total risk-based capital:
Required (Note)	6,017	9.75	6,015	9.75
Actual	10,051	16.28	10,947	17.74
MHBK:
Common Equity Tier 1 capital:
Required	2,541	4.50	2,525	4.50
Actual	6,304	11.16	6,604	11.76
Tier 1 capital:
Required	3,388	6.00	3,366	6.00
Actual	7,536	13.34	8,349	14.87
Total risk-based capital:
Required	4,517	8.00	4,489	8.00
Actual	9,149	16.20	10,193	18.16
MHTB:
Common Equity Tier 1 capital:
Required	112	4.50	110	4.50
Actual	466	18.73	487	19.95
Tier 1 capital:
Required	149	6.00	146	6.00
Actual	466	18.73	487	19.95
Total risk-based capital:
Required	199	8.00	195	8.00
Actual	485	19.47	505	20.68

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

	March 31, 2017		September 30, 2017
	Amount	Ratio	Amount	Ratio
	(in billions of yen, except percentages)
Non-consolidated:
MHBK:
Common Equity Tier 1 capital:
Required	2,432	4.50	2,417	4.50
Actual	6,057	11.20	6,347	11.81
Tier 1 capital:
Required	3,243	6.00	3,223	6.00
Actual	7,316	13.53	8,101	15.08
Total risk-based capital:
Required	4,324	8.00	4,298	8.00
Actual	8,938	16.53	9,949	18.52
MHTB:
Common Equity Tier 1 capital:
Required	113	4.50	110	4.50
Actual	475	18.98	494	20.28
Tier 1 capital:
Required	150	6.00	146	6.00
Actual	475	18.98	494	20.28
Total risk-based capital:
Required	200	8.00	195	8.00
Actual	493	19.70	511	20.99

Note:	The required ratios disclosed above, at March 31, 2017 and September 30, 2017, include the transitional capital conservation buffer of 1.25% and the transitional additional loss absorbency requirements for global systemically important banks (“G-SIBs”) and domestic systemically important banks (“D-SIBs”) of 0.5%, which are both in addition to the regulatory minima. The respective required amounts are determined by applying the ratios to the sum of the risk weighted assets and certain other risk amounts.

MHFG’s securities subsidiaries in Japan are also subject to the capital adequacy requirement under the Financial Instruments and Exchange Act. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions.

Management believes, as of September 30, 2017, that MHFG, MHBK, MHTB, and their securities subsidiaries in Japan were in compliance with all capital adequacy requirements to which they were subject.

12. Earnings per common share

Basic earnings per common share are computed by dividing net income attributable to MHFG common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per common share reflect all dilutive potential common shares such as stock options and convertible preferred stock.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The following table sets forth the computation of basic and diluted earnings per common share for the six months ended September 30, 2016 and 2017:

	Six months ended September 30,
	2016	2017
	(in millions of yen)
Net income:
Net income attributable to MHFG shareholders	379,558	372,549
Less: Net income attributable to preferred shareholders	—	—

Net income attributable to common shareholders	379,558	372,549

Effect of dilutive securities:
Convertible preferred stock	—	—

Net income attributable to common shareholders after assumed conversions	379,558	372,549

	Six months ended September 30,
	2016	2017
	(thousands of shares)
Shares:
Weighted average common shares outstanding	25,204,801	25,366,347

Effect of dilutive securities:
Convertible preferred stock (Note)	165,533	—
Stock options	11,997	7,933

Weighted average common shares after assumed conversions	25,382,331	25,374,280

	Six months ended September 30,
	2016	2017
	(in yen)
Amounts per common share:
Basic net income per common share	15.06	14.69

Diluted net income per common share	14.95	14.68

Note:	The number of common shares after assumed conversion of the convertible preferred stock is based on the applicable conversion prices.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

13. Income taxes

The following table presents the components of Income tax expense for the six months ended September 30, 2016 and 2017:

	Six months ended September 30,
	2016	2017
	(in millions of yen)
Current tax expense	102,390	99,238
Deferred tax expense (benefit)	(27,875)	20,095

Total income tax expense	74,515	119,333

The preceding table does not reflect the tax effects of items recorded directly in Equity for the six months ended September 30, 2016 and 2017. The detailed amounts recorded directly in Equity are as follows:

	Six months ended September 30,
	2016	2017
	(in millions of yen)
Net unrealized gains (losses) on available-for-sale securities:
Unrealized gains (losses)	(21,562)	105,819
Less: reclassification adjustments	(38,351)	(35,053)

Total	(59,913)	70,766

Foreign currency translation adjustments:
Unrealized gains (losses)	(126)	—
Less: reclassification adjustments	—	—

Total	(126)	—

Pension liability adjustments:
Unrealized gains (losses)	239	11
Less: reclassification adjustments	87	96

Total	326	107

Total tax effect before allocation to noncontrolling interests	(59,713)	70,873

The statutory tax rates were both 30.86% as of September 30, 2016 and 2017. The effective tax rates, 16.30% and 23.27% for the six months ended September 30, 2016 and 2017, respectively, differed from the statutory tax rates. The significant difference of the tax rates for the six months ended September 30, 2016 resulted mainly from the reversal of an outside basis difference related to foreign subsidiaries due to their organizational restructuring and was partially offset by an increase in the valuation allowance. The difference of the tax rates for the six months ended September 30, 2017 consisted of numbers of tax beneficial items including a decrease in valuation allowance related to the MHFG’s foreign subsidiaries in the United States and a change in deferred tax liabilities related to undistributed earnings of subsidiaries.

At September 30, 2017, the MHFG Group had net operating loss carryforwards totaling ¥1,602 billion, of which ¥861 billion expires by March 31, 2018, and the remaining amount expires in 2023 and thereafter.

The total amount of unrecognized tax benefits was ¥1,992 million at September 30, 2017, which would, if recognized, affect the Group’s effective tax rate. The Group classifies interest and penalties accrued relating to unrecognized tax benefits as Income tax expense.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

A portion of unrecognized tax benefits at March 31, 2017 was resolved in the six months period ended September 30, 2017, of which the amount was immaterial. The amount of additional unrecognized tax benefits for the period related to the tax positions taken was also immaterial. The MHFG Group does not anticipate that increases or decreases of unrecognized tax benefits within the next twelve months would have a material effect on its consolidated results of operations or financial condition.

14. Pension and other employee benefit plans

The following table summarizes the components of net periodic benefit cost of the severance indemnities and pension plans of the MHFG Group for the six months ended September 30, 2016 and 2017:

	Six months ended September 30,
	2016	2017
	(in millions of yen)
Service cost-benefits earned during the period	22,219	21,643
Interest costs on projected benefit obligations	2,716	3,609
Expected return on plan assets	(17,860)	(17,353)
Amortization of prior service benefits	(97)	102
Amortization of net actuarial loss (gain)	385	214
Special termination benefits	1,744	2,128

Net periodic benefit cost	9,107	10,343

As previously disclosed in the consolidated financial statements for the fiscal year ended March 31, 2017, the total contribution of approximately ¥51 billion is expected to be paid to the pension plans during the fiscal year ending March 31, 2018. For the six months ended September 30, 2017, the total contribution of ¥25 billion has been paid to the pension plans. The additional contribution of ¥26 billion is expected to be paid during the remainder of the fiscal year ending March 31, 2018 for a total of ¥51 billion.

15. Derivative financial instruments

The MHFG Group enters into derivative financial instruments in response to the diverse needs of customers, to control the risk related to the assets and liabilities of the MHFG Group, as part of its asset and liability management, and for proprietary trading purposes. The MHFG Group is exposed primarily to market risk associated with interest rate, commodity, foreign currency, and equity products. Market risk arises from changes in market prices or indices, interest rates and foreign exchange rates that may result in an adverse change in the market value of the financial instrument or an increase in its funding costs. Exposure to market risk is managed by imposing position limits and monitoring procedures and by initiating hedging transactions. In addition to market risk, the MHFG Group is exposed to credit risk associated with counterparty default or nonperformance in respect of transactions. Credit risk arises when a counterparty fails to perform according to the terms and conditions of the contract and the value of the underlying collateral held, if applicable, is not sufficient to recover resulting losses. The exposure to credit risk is measured by the fair value of all derivatives in a gain position and its potential increase at the balance sheet dates. The exposure to credit risk is managed by entering into legally enforceable master netting agreements to mitigate the overall counterparty credit risk, requiring underlying collateral and guarantees based on an individual credit analysis of each obligor and evaluating the credit features of each instrument. In addition, credit approvals, limits and monitoring procedures are also imposed.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Notional and fair value amounts of derivative instruments

The following table summarizes the notional and fair value amounts of derivative instruments outstanding as of March 31, 2017 and September 30, 2017. The fair values of derivatives are presented on a gross basis and not offset against the amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral under master netting agreements in the consolidated balance sheets, or the table below.

		Fair value
		Derivative receivables (2)		Derivative payables (2)
March 31, 2017	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges
	(in billions of yen)
Interest rate contracts	961,518	—	8,506	—	8,473
Foreign exchange contracts	167,698	2	2,743	—	2,611
Equity-related contracts	4,177	—	134	5	224
Credit-related contracts	3,696	—	35	—	36
Other contracts	360	—	23	—	22

Total	1,137,449	2	11,441	5	11,366

		Fair value
		Derivative receivables (2)		Derivative payables (2)
September 30, 2017	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges
	(in billions of yen)
Interest rate contracts	956,180	—	7,662	—	7,658
Foreign exchange contracts	169,964	—	2,484	5	2,393
Equity-related contracts	5,396	—	151	14	258
Credit-related contracts	3,273	—	29	—	31
Other contracts	388	—	18	—	17

Total	1,135,201	—	10,344	19	10,357

Notes:

(1)	Notional amount includes the sum of gross long and gross short third-party contracts.
(2)	Derivative receivables and payables are recorded in Trading account assets and Trading account liabilities, respectively.

The MHFG Group provided and/or accepted cash collateral for derivative transactions under master netting agreements. The cash collateral, which was not offset against derivative positions, was included in Other assets and Other liabilities, respectively, of which the amounts were ¥973 billion and ¥672 billion at March 31, 2017, and ¥1,110 billion and ¥569 billion at September 30, 2017, respectively.

Hedging activities

In order to qualify for hedge accounting, a derivative must be considered highly effective at reducing the risk associated with the exposure being hedged. Each derivative must be designated as a hedge, with documentation of the risk management objective and strategy, including identification of the hedging instrument, the hedged item and the risk exposure, and how effectiveness is to be assessed prospectively and retrospectively. The extent to which a hedging instrument is effective at achieving offsetting changes in fair value or cash flows must be assessed at least quarterly. Any ineffectiveness must be reported immediately in earnings. The MHFG Group’s hedging activities include fair value and net investment hedges.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Fair value hedges

The MHFG Group primarily uses forward contracts to modify exposure to changes in the fair value of available-for-sale securities. For qualifying fair value hedges, all changes in the fair value of the derivative and the corresponding hedged item relating to the risk being hedged are recognized in earnings in Investment gains (losses)—net. The change in fair value of the portion of the hedging instruments excluded from the assessment of hedge effectiveness is recorded in Trading account gains (losses)—net. No ineffectiveness exists because the MHFG Group chooses to exclude changes in the differences between the spot and the forward prices from the effectiveness test. If the hedge relationship is terminated, the fair value adjustment to the hedged item continues to be reported as part of the basis of the item. The fair value adjustment is recognized in earnings upon the sale of the hedged item.

The following table summarizes gains and losses information related to fair value hedges for the six months ended September 30, 2016 and 2017:

	Gains (losses) recorded in income
Six months ended September 30, 2016	Derivatives	Hedged items	Hedge ineffectiveness	Net gain (loss) excluded from assessment of effectiveness
	(in millions of yen)
Equity-related contracts	6,002	(7,807)	—	(1,805)

Total	6,002	(7,807)	—	(1,805)

	Gains (losses) recorded in income
Six months ended September 30, 2017	Derivatives	Hedged items	Hedge ineffectiveness	Net gain (loss) excluded from assessment of effectiveness
	(in millions of yen)
Equity-related contracts	(22,493)	20,208	—	(2,285)

Total	(22,493)	20,208	—	(2,285)

Net investment hedges

The MHFG Group uses forward foreign exchange contracts and foreign currency-denominated debt instruments to protect the value of net investments in non-Japanese subsidiaries from foreign currency exposure. Under net investment hedges, both derivatives and nonderivative financial instruments qualify as hedging instruments. The foreign currency-denominated debt instruments qualifying as hedging instruments include deposits and long-term debt, of which the carrying amounts of the portion designated as net investment hedges are included within the respective items in the consolidated balance sheets as well as relevant accompanying notes. For net investment hedges, the change in the fair value of a hedging derivative instrument or nonderivative hedging financial instrument is recorded in Foreign currency translation adjustments within Accumulated other comprehensive income, provided that the hedging instrument is designated and is effective as a hedge of the net investment. The change in fair value of the ineffective portion is recorded in Foreign exchange gains (losses)—net in earnings. No amount is excluded from the assessment of hedge effectiveness of net investment hedges.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The following table summarizes gains and losses information related to net investment hedges for the six months ended September 30, 2016 and 2017:

	Gains (losses) recorded in income and other comprehensive income (“OCI”) for six months ended September 30,
	2016		2017
	Effective portion recorded in OCI	Ineffective portion recorded in income	Effective portion recorded in OCI	Ineffective portion recorded in income
	(in millions of yen)
Financial instruments hedging foreign exchange risk	107,528	890	3,487	196

Total	107,528	890	3,487	196

Note:	No amount related to the effective portion of net investment hedges was reclassified from Accumulated other comprehensive income to earnings for the six months ended September 30, 2016 and 2017, respectively.

Derivative instruments not designated or qualifying as hedges

The MHFG Group enters into the following derivative transactions that do not qualify for hedge accounting with a view to implementing risk management hedging strategies: (1) interest-rate swap transactions for the purpose of hedging the interest-rate risks in deposits, loans etc., (2) currency swap transactions for the purpose of hedging the foreign exchange risk of these assets, and (3) credit derivatives for the purpose of hedging the credit risk in loans, residential mortgage-backed securities (“RMBS”), commercial mortgage-backed securities (“CMBS”), collateralized loan obligations (“CLO”) and other similar assets. Such derivatives are accounted for as trading positions. The changes in fair value of these instruments are primarily recorded in Trading account gains (losses)—net, even though they are used to mitigate or transform the risk of exposures arising from banking activities. The net gain (loss) resulting from changes in the fair value of certain credit derivatives where the Group purchases protection to mitigate its credit risk exposure, related to its corporate loan portfolio, is recorded in Other noninterest income (expenses).

The following table summarizes gains and losses on derivatives not designated or qualifying as hedges during the six months ended September 30, 2016 and 2017:

	Gains (losses) recorded in income for six months ended September 30,
	2016	2017
	(in millions of yen)
Interest rate contracts	80,040	26,648
Foreign exchange contracts	11,173	(4,511)
Equity-related contracts (1)	11,049	(41,869)
Credit-related contracts (2)	(4,827)	(3,371)
Other contracts	564	494

Total	97,999	(22,609)

Notes:

(1)	The net gain (loss) excluded from the assessment of the effectiveness of fair value hedges is not included in the above table.
(2)	Amounts include the net gain (loss) of ¥(5,698) million and ¥(273) million on the credit derivatives hedging the credit risk of loans during the six months ended September 30, 2016 and 2017, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Credit derivatives

A credit derivative is a bilateral contract between a seller and a buyer of protection against the credit risk of a particular entity. Credit derivatives generally require that the seller of credit protection make payments to the buyer upon the occurrence of predefined credit events, which include bankruptcy, dissolution or insolvency of the referenced entity. The MHFG Group either purchases or writes protection on either a single name or a portfolio of reference credits. The Group enters into credit derivatives to help mitigate credit risk in its corporate loan portfolio and other cash positions, to take proprietary trading positions, and to facilitate client transactions.

The notional amount of credit derivatives represents the maximum potential amount of future payments the seller could be required to make. If the predefined credit event occurs, the seller will generally have a right to collect on the underlying reference credit and the related cash flows, while being liable for the full notional amount of credit protection to the buyer. The Group manages credit risk associated with written protection by purchasing protection with identical or similar underlying reference credits, which substantially offsets its exposure. Thus, the notional amount is not necessarily a reliable indicator of the Group’s actual loss exposure.

The following table summarizes the notional and fair value amounts of credit derivatives at March 31, 2017 and September 30, 2017:

	March 31, 2017		September 30, 2017
	Notional amount	Fair value	Notional amount	Fair value
	(in billions of yen)
Credit protection written:
Investment grade	1,546	21	1,371	23
Non-investment grade	298	1	202	1

Total	1,844	22	1,573	24

Credit protection purchased	1,994	(23)	1,727	(26)

Note:	The rating scale is based upon either the external ratings or the internal ratings of the underlying reference credit. The lowest investment grade rating is considered to be BBB-, while anything below or unrated is considered to be non-investment grade. Non-investment grade credit derivatives primarily consist of unrated credit default swap indices such as CDX and iTraxx.

The following table shows the maximum potential amount of future payments for credit protection written by expiration period at March 31, 2017 and September 30, 2017:

	Maximum payout/Notional amount
	March 31, 2017	September 30, 2017
	(in billions of yen)
One year or less	507	406
After one year through five years	1,020	926
After five years	317	241

Total	1,844	1,573

Note:	The maximum potential amount of future payments is the aggregate notional amount of the credit derivatives where the Group wrote the credit protection, and it has not been reduced by the effect of any amounts that the Group may possibly collect on the underlying assets and the related cash flows, nor netted against that of credit protection purchased.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Credit-related contingent features

Certain of the MHFG Group’s derivative instruments contain provisions that require the Group’s debt to maintain an investment grade credit rating from the major credit rating agencies. If the Group’s debt credit rating were to fall below investment grade, the counterparties to the derivative instruments could request immediate payment or demand immediate and ongoing full overnight collateralization on derivative instruments which are in net liability positions for the Group.

The following table shows the quantitative information about derivative instruments with credit-risk-related contingent features at March 31, 2017 and September 30, 2017:

	March 31, 2017	September 30, 2017
	(in billions of yen)
Aggregate fair value of derivative instruments with credit-risk-related contingent features in net liability positions	698	755
Collateral provided to counterparties in the normal course of business	658	729
Amount required to be posted as collateral or settled immediately if credit-risk-related contingent features were triggered	40	26

16. Commitments and contingencies

Obligations under guarantees

The MHFG Group provides guarantees or indemnifications to counterparties to enhance their credit standing and enable them to complete a variety of business transactions. A guarantee represents an obligation to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing arrangement or other contractual obligation.

The Group records all guarantees and similar obligations subject to ASC 460, “Guarantees” (“ASC 460”) at fair value in the consolidated balance sheets at the inception of the guarantee.

The table below summarizes the maximum potential amount of future payments by type of guarantee at March 31, 2017 and September 30, 2017. The maximum potential amount of future payments disclosed below represents the contractual amounts that could be required to be repaid in the event of the guarantees being executed, without consideration of possible recoveries under recourse provisions or from collateral held. With respect to written options included in derivative financial instruments in the table below, in theory, the MHFG Group is exposed to unlimited losses; therefore, the table shows the notional amounts of the contracts as a substitute for the maximum exposure.

	March 31, 2017	September 30, 2017
	(in billions of yen)
Performance guarantees	2,243	2,363
Guarantees on loans	278	259
Guarantees on securities	175	174
Other guarantees	1,823	1,933
Guarantees for the repayment of trust principal	730	642
Liabilities of trust accounts	15,177	15,288
Derivative financial instruments	14,415	13,080

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The table below presents the maximum potential amount of future payments of performance guarantees, guarantees on loans, guarantees on securities and other guarantees classified based on internal ratings at March 31, 2017 and September 30, 2017:

	March 31, 2017	September 30, 2017
	(in billions of yen)
Investment grade	3,477	3,808
Non-investment grade	1,042	921

Total	4,519	4,729

Note:	Investment grade in the internal rating scale generally corresponds to BBB- or above in the external rating scale.

Other off-balance-sheet instruments

In addition to guarantees, the MHFG Group issues other off-balance-sheet instruments to its customers, such as lending-related commitments and commercial letters of credit. Under the terms of these arrangements, the MHFG Group is required to extend credit or make certain payments upon the customers’ requests.

The table below summarizes the contractual amounts with regard to these undrawn commitments at March 31, 2017 and September 30, 2017:

	March 31, 2017	September 30, 2017
	(in billions of yen)
Commitments to extend credit (Note)	76,678	77,100
Commercial letters of credit	522	622

Total	77,200	77,722

Note:	Commitments to extend credit include commitments to invest in securities.

Legal proceedings

The MHFG Group is involved in normal collection proceedings initiated by the Group and other legal proceedings in the ordinary course of business.

The Group’s Indonesian subsidiary acts as the collateral agent for the trustee of bond issuances made by subsidiaries of Asia Pulp & Paper Company Ltd. (“APP”). In that role, the subsidiary is involved in a dispute between the bondholders and such APP subsidiaries in their capacities as the issuers, guarantors and/or pledgors of security for the bonds relating to foreclosure proceedings in respect of the collateral and the subsidiary has been named as a defendant in a lawsuit brought by the obligors under the bonds in Indonesia. The Group’s consolidated financial statements do not include a reserve in relation to this dispute and the Group does not believe that the resolution of this matter will have a significant impact on the consolidated financial condition or results of operations of the Group, although there can be no assurance as to the foregoing.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

17. Variable interest entities and securitizations

Variable interest entities

In the normal course of business, the MHFG Group is involved with VIEs primarily through the following types of transactions: asset-backed commercial paper/loan programs, asset-backed securitizations, investments in securitization products, investment funds, trust arrangements, and structured finance. The Group consolidates certain of these VIEs, where the Group is deemed to be the primary beneficiary because it has both (1) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (2) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The MHFG Group reassesses whether it is the primary beneficiary on an ongoing basis as long as the Group has any continuing involvement with the VIE. There are also other VIEs, where the Group has determined that it is not the primary beneficiary but has significant variable interests. In evaluating the significance of the variable interests, the Group comprehensively takes into consideration the extent of its involvement with each VIE, such as the seniority of its investments, the share of its holding in each tranche and the variability it expects to absorb, as well as other relevant facts and circumstances. The likelihood of loss is not necessarily relevant to the determination of significance, and therefore, “significant” does not imply that there is high likelihood of loss. The maximum exposure to loss that is discussed in this section refers to the maximum loss that the Group could possibly be required to record in its consolidated statements of income as a result of its involvement with the VIEs. This represents exposures associated with both on-balance-sheet assets and off-balance-sheet liabilities related to the VIEs. Further, this maximum potential loss is disclosed regardless of the probability of such losses and, therefore, it is not indicative of the ongoing exposure which is managed within the Group’s risk management framework.

The table below shows the consolidated assets of the Group’s consolidated VIEs as well as total assets and maximum exposure to loss for its significant unconsolidated VIEs, as of March 31, 2017 and September 30, 2017:

	Consolidated VIEs	Significant unconsolidated VIEs
March 31, 2017	Consolidated assets	Total assets	Maximum exposure to loss
	(in billions of yen)
Asset-backed commercial paper/loan programs	2,031	—	—
Asset-backed securitizations	629	108	11
Investments in securitization products	375	445	154
Investment funds	2,188	3,895	463
Trust arrangements and other	23	—	—

Total	5,246	4,448	628

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

	Consolidated VIEs	Significant unconsolidated VIEs
September 30, 2017	Consolidated assets	Total assets	Maximum exposure to loss
	(in billions of yen)
Asset-backed commercial paper/loan programs	1,863	—	—
Asset-backed securitizations	626	66	11
Investments in securitization products	374	136	80
Investment funds	2,249	4,281	614
Trust arrangements and other	22	—	—

Total	5,134	4,483	705

The Group has not provided financial or other support to consolidated or unconsolidated VIEs that the Group was not previously contractually required to provide.

The tables below present the carrying amounts and classification of assets and liabilities on the MHFG Group’s balance sheets that relate to its variable interests in significant unconsolidated VIEs, as of March 31, 2017 and September 30, 2017:

Assets on balance sheets related to unconsolidated VIEs:	March 31, 2017	September 30, 2017
	(in billions of yen)
Trading account assets	85	100
Investments	254	386
Loans	237	168

Total	576	654

Liabilities on balance sheets and maximum exposure to loss related to unconsolidated VIEs:	March 31, 2017	September 30, 2017
	(in billions of yen)
Payables under securities lending transactions	31	37
Trading account liabilities	1	1

Total	32	38

Maximum exposure to loss (Note)	628	705

Note:	This represents the maximum amount the Group could possibly be required to record in its consolidated statements of income associated with on-balance-sheet exposures and off-balance-sheet liabilities such as undrawn commitments.

Asset-backed commercial paper/loan programs

The MHFG Group manages several asset-backed commercial paper/loan programs that provide its clients with off-balance-sheet and/or cost-effective financing. The VIEs used in the programs purchase financial assets, primarily receivables, from clients participating in the programs and provide liquidity through the issuance of commercial paper or borrowings from the MHFG Group backed by the financial assets. While customers normally continue to service the transferred receivables, the MHFG Group underwrites, distributes, and makes a market in commercial paper issued by the conduits. The MHFG Group typically provides program-wide liquidity

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

and credit support facilities and, in some instances, financing to the VIEs. The MHFG Group has the power to determine which assets will be held by the VIEs and has an obligation to monitor these assets. The Group is also responsible for liability management. In addition, through the liquidity and credit support facilities provided to the VIEs, the Group has the obligation to absorb losses that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs.

Asset-backed securitizations

The MHFG Group acts as an arranger of various types of structured finance to meet its clients’ needs for off-balance-sheet financing. In substantially all of these structured financing transactions, the transfer of the financial asset by the client is structured to be bankruptcy remote by use of a bankruptcy remote entity, which is deemed to be a VIE because its equity holder does not have decision making rights. The MHFG Group receives fees for structuring and/or distributing the securities sold to investors. In some cases, the MHFG Group itself purchases the securities issued by the entities and/or provides loans to the VIEs.

In addition, the MHFG Group establishes several single-issue and multi-issue special purpose entities that issue collateralized debt obligations (“CDO”) or CLO, synthetic CDO/CLO or other repackaged instruments to meet clients’ and investors’ financial needs. The MHFG Group also arranges securitization transactions including CMBS, RMBS and others. In these transactions, the MHFG Group acts as an underwriter, placement agent, asset manager, derivatives counterparty, and/or investor in debt and equity instruments.

In certain VIEs, where the MHFG Group provides liquidity and credit support facilities, writes credit protection or invests in debt or equity instruments in its role as an arranger, servicer, administrator or asset manager, etc., the Group has the power to determine which assets will be held by the VIEs or to manage and monitor these assets. In addition, through the variable interests above, the Group has the obligation to absorb losses and the right to receive benefits that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs.

The MHFG Group established certain VIEs to securitize its own mortgage loans. The Group provides servicing for and holds retained subordinated beneficial interests in the securitized mortgage loans. In addition, the Group retains credit exposure in the form of guarantees on these loans. In its role as a servicer, the Group has the power to direct the entity’s activities that most significantly impact the entity’s economic performance by managing defaulted mortgage loans. In addition, through its retained interests and its aforementioned involvement as a guarantor, the Group has the obligation to absorb losses and the right to receive benefits that could potentially be significant to the entity. Therefore, the Group consolidates such VIEs.

Investments in securitization products

The MHFG Group invests in, among other things, various types of CDO/CLO, synthetic CDO/CLO and repackaged instruments, CMBS and RMBS arranged by third parties for the purpose of generating current income or capital appreciation, which all utilize entities that are deemed to be VIEs. By design, such investments were investment grade at issuance and held by a diverse group of investors. The potential loss amounts of the securities and the loans are generally limited to the amounts invested because the Group has no contractual involvement in such VIEs beyond its investments. Since the Group is involved in these VIEs only as an investor, the Group does not ordinarily have the power to direct the VIEs’ activities that most significantly impact the VIEs’ economic performance. However, the Group consolidates VIEs, where the transactions are tailored by the third party arrangers to meet the Group’s needs as a main investor, who is ultimately deemed to have the power

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

to determine which assets are to be held by the VIEs. The Group also invests in certain beneficial interests issued by VIEs which hold real estate that the Group utilizes. In addition to these variable interests, when the Group has the power including the sole unilateral ability to liquidate the VIEs, the Group consolidates such VIEs.

Investment funds

The MHFG Group invests in various investment funds, including securities investment trusts, which collectively invest in equity and debt securities that include listed Japanese securities and investment grade bonds. Investment advisory companies or fund management companies, including the Group’s subsidiaries and affiliates, administer and make investment decisions about such investment funds. The Group consolidates certain investment funds where it is deemed to be the primary beneficiary.

Prior to April 1, 2016, the Group determined that certain investment funds managed by the Group that had attributes of an investment company (or similar entity) qualified for the deferral from certain requirements of ASC 810 that originated from Statement of Financial Accounting Standards (“SFAS”) No.167 “Amendments to FASB Interpretation No.46(R)” (“SFAS No.167”). For these funds, the Group determined whether it was the primary beneficiary by evaluating whether it absorbed the majority of expected losses, received the majority of expected residual returns, or both.

On April 1, 2016, the Group adopted ASU No.2015-02, “Consolidation (Topic 810)—Amendments to the Consolidation Analysis” (“ASU No.2015-02”), which eliminated the deferral. The Group determines whether it is the primary beneficiary by evaluating whether it has both (1) the power to make investment decisions about the investment funds and (2) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the investment funds.

The Group adopted ASU No.2015-02 using a modified retrospective approach on April 1, 2016. The adoption of the ASU No.2015-02 resulted in a decrease to the beginning balance of Retained earnings of ¥329 million and an increase to the beginning balance of Accumulated other comprehensive income of ¥330 million, respectively. Upon the adoption of ASU No.2015-02, the Group newly consolidated certain investment funds that had not been consolidated prior to April 1, 2016, which had the impact of increasing total assets primarily consisting of Trading account assets by ¥16 billion, and noncontrolling interests by ¥16 billion, respectively. On the other hand, the Group deconsolidated certain investment funds that had been consolidated prior to April 1, 2016, which had the impact of decreasing total assets by ¥54 billion, total liabilities by ¥27 billion, and noncontrolling interests by ¥27 billion, respectively. In addition, the Group determined that certain limited partnerships and similar entities that had been voting interest entities prior to April 1, 2016 are significant unconsolidated VIEs. The amounts relating to significant unconsolidated VIEs as of March 31, 2017 and September 30, 2017 in the tables above include the amounts of these limited partnerships and similar entities.

Trust arrangements

The MHFG Group offers a variety of asset management and administration services under trust arrangements including security investment trusts, pension trusts and trusts used in the securitization of assets originated by and transferred to third parties. The Group receives trust fees for providing services as an agent or fiduciary on behalf of beneficiaries.

With respect to guaranteed principal money trust products, the MHFG Group assumes certain risks by providing guarantees for the repayment of principal as required by the trust agreements or relevant Japanese legislation. The MHFG Group manages entrusted funds primarily through the origination of high quality loans and other credit-related products, investing in investment grade marketable securities such as Japanese government bonds

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

and placing cash with the MHFG Group’s subsidiary trust banks. The Group has the power to determine which assets will be held by the VIEs or to manage these assets. In addition, through the principal guarantee agreements, the Group has the obligation to absorb losses that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs. However, the MHFG Group does not consolidate certain guaranteed principal money trusts, which invest all the entrusted funds in the MHFG Group itself, as the Group has determined that it has no variable interests. See Note 16 “Commitments and contingencies” for the balances of guaranteed trust principal that are not consolidated at March 31, 2017 and September 30, 2017.

With respect to non-guaranteed trust arrangements, the MHFG Group manages and administers assets on behalf of its customers (trust beneficiaries) in the capacity of a trustee and fiduciary. For substantially all non-guaranteed trust arrangements, the Group generally does not have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance or has neither the obligation to absorb losses nor the right to receive benefits that could potentially be significant to the VIEs. Therefore, such trust accounts are not included in the consolidated financial statements of the MHFG Group.

Special purpose entities created for structured finance

The MHFG Group is involved in real estate, commercial aircraft and other vessel and machinery and equipment financing to VIEs. As the Group typically only provides senior financing with credit enhanced by subordinated interests and may sometimes act as an interest rate swap counterparty, the Group has determined that it does not have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance, or it does not have significant variable interests.

Securitization

The MHFG Group engages in securitization activities and securitizes mortgage loans, other loans, government and corporate securities and other types of financial assets in the normal course of business. In these securitization transactions, the Group records the transfer of a financial asset as a sale when all the accounting criteria for a sale under ASC 860, “Transfers and Servicing” (“ASC 860”) are met. These criteria are (1) the transferred financial assets are legally isolated from the Group’s creditors, (2) the transferee or beneficial interest holder has the right to pledge or exchange the transferred financial assets, and (3) the Group does not maintain effective control over the transferred financial assets. If all the criteria are not met, the transfer is accounted for as a secured borrowing.

For the six months ended September 30, 2016 and 2017, the MHFG Group neither made significant transfers of financial assets nor recognized significant gains or losses in securitization transactions accounted for as sales. The Group did not retain significant interests in securitization transactions accounted for as sales as of March 31, 2017 and September 30, 2017.

There are certain transactions where transfers of financial assets do not qualify for the aforementioned sales criteria and are accounted for as secured borrowings. These transferred assets continue to be carried on the consolidated balance sheets of the MHFG Group. Such assets are associated with securitization transactions and loan participation transactions, which amounted to ¥244 billion and ¥91 billion as of March 31, 2017, and ¥235 billion and ¥113 billion as of September 30, 2017, respectively. Liabilities associated with securitization and loan participation transactions are presented as Payables under securities lending transactions and Other short-term borrowings or Long-term debt, respectively, on the consolidated balance sheets.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

18. Fee and commission income

Details of Fee and commission income for the six months ended September 30, 2016 and 2017 are as follows:

	Six months ended September 30,
	2016	2017
	(in millions of yen)
Securities-related business	75,145	85,897
Deposits and lending business	85,340	65,081
Remittance business	53,858	54,166
Asset management business	29,548	50,322
Trust fees	23,134	25,966
Fees for other customer services	125,437	119,799

Total	392,462	401,231

Securities-related business fees consist of broker’s fees and markups on securities underwriting and other securities related activities. Remittance business fees consist of service charges for funds transfer and collections. Asset management business fees consist of investment trust management fees and investment advisory fees. Trust fees are earned primarily by fiduciary asset management and administration services for corporate pension plans, investment funds, and other. Fees for other customer services include fees related to the MHFG Group’s agency business, guarantee related business, and other.

19. Fair value

Fair value measurements

ASC 820, “Fair Value Measurements” (“ASC 820”), defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In addition, ASC 820 precludes (1) the deferral of gains and losses at inception of certain derivative contracts whose fair value was not evidenced by market-observable data, and (2) the use of block discounts when measuring the fair value of instruments traded in an active market, which were previously applied to large holdings of publicly traded financial instruments.

Fair value hierarchy

ASC 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market.

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently

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(Unaudited)—(Continued)

than exchange-traded instruments. If no quoted market prices are available, the fair values of debt securities and over-the-counter derivative contracts in this category are determined using pricing models with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Valuation process

The MHFG Group has established valuation policies which govern the principles of fair value measurements and the authority and duty of each department. The Group has also established procedure manuals which describe valuation techniques and related inputs for determining the fair values of various financial instruments. The policies require that the measurement of fair values be carried out in accordance with the procedures performed by the risk management departments or the back offices which are independent from the front offices. The policies also require the risk management departments to check and verify whether the valuation methodologies defined in the procedure manuals are fair and proper and the internal audit departments to periodically review the compliance with the procedures throughout the Group. Although the valuation methodologies and related inputs are consistently used from period to period, a change in the market environment sometimes leads to a change in the valuation methodologies and the inputs. For instance, a change in market liquidity due to a delisting or a new listing is one of the key drivers of revisions to the valuation methodologies and the inputs. The key drivers also include the availability or the lack of market observable inputs and the development of new valuation methodologies. Price verification performed through the Group’s internal valuation process has an important role in identifying whether the valuation methodologies and the inputs need to be changed. The internal valuation process over the prices broker-dealers provide, primarily for Japanese securitization products, is described in more detail below in “Investments”. A change in the valuation methodologies and/or the inputs requires the revision of the valuation policies and procedure manuals, which is required to be approved by the appropriate authority, either the CEO, the head of risk management, and/or the head of accounting, depending on the nature and characteristics of the change.

The following is a description of valuation methodologies and inputs used for assets and liabilities measured at fair value on a recurring basis, including the general classification of such instruments pursuant to the fair value hierarchy and the MHFG Group’s valuation techniques used to measure fair values. During the six months ended September 30, 2017, there were no significant changes made to the Group’s valuation techniques and related inputs.

Trading securities and trading securities sold, not yet purchased

When quoted prices for identical securities are available in an active market, the Group uses the quoted prices to measure the fair values of securities and such securities are classified in Level 1 of the fair value hierarchy. Level 1 securities include highly liquid government bonds and Ginnie Mae securities. When quoted prices for identical securities are available, but not actively traded, such securities are classified in Level 2 of the fair value hierarchy. When no quoted market prices are available, the Group estimates fair values by using pricing models with inputs that are observable in the market and such securities are classified in Level 2 of the fair value hierarchy. Level 2 securities include Japanese local government bonds, corporate bonds, and commercial paper.

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When less liquid market conditions exist for securities, the quoted prices are stale or the prices from independent sources vary significantly, such securities are generally classified in Level 3 of the fair value hierarchy. The fair values of foreign currency denominated securitization products such as RMBS, CMBS, and ABS are determined primarily by using a discounted cash flow model. The key inputs used for the model include default rates, recovery rates, prepayment rates, and discount rates. In the event that certain key inputs are unobservable or cannot be corroborated by observable market data, these financial instruments are classified in Level 3.

As it pertains to investment funds, exchange-traded funds (“ETF”) are generally classified in Level 1. Hedge funds the Group invests in are primarily multi strategy funds that employ a fundamental bottom-up investment approach across various asset classes globally. Hedge funds are measured at the net asset value (“NAV”) per share and the Group has the ability to redeem its investment with the investees at the NAV per share at the measurement date or within the near term. Private equity funds have specific investment objectives in connection with their acquisition of equity interests in new and emerging firms in need of capital. Employing venture capital strategies, they provide financing and other support to start-up businesses, medium and small entities in particular geographical areas, and to companies with certain technologies or companies in high-growth industries. Real estate funds invest globally and primarily in real estate companies, debt recapitalizations and direct property. Private equity funds and real estate funds are measured at the NAV per share and the Group does not have the ability to redeem its investment in the investees at the NAV per share at the measurement date or within the near term. It is estimated that the underlying assets of the funds would be liquidated within a ten-year period.

Derivative financial instruments

Exchange-traded derivatives are valued using quoted market prices and consequently are classified in Level 1 of the fair value hierarchy. However, the majority of derivatives entered into by the Group are executed over-the-counter and are valued using internal valuation techniques as no quoted market prices are available for such instruments. The valuation techniques depend on the type of derivatives. The principal techniques used to value these instruments are discounted cash flow models and the Black-Scholes option pricing model, which are widely accepted in the financial services industry. The key inputs vary by the type of derivatives and the nature of the underlying instruments and include interest rate yield curves, foreign exchange rates, the spot price of the underlying, volatility and correlation. Each item is classified in either Level 2 or Level 3 depending on the observability of the significant inputs to the model. Level 2 derivatives include plain vanilla interest rate and currency swaps and option contracts. Derivative contracts valued using significant unobservable correlation or volatility are classified in Level 3 of the fair value hierarchy.

Investments

The fair values of available-for-sale securities are determined primarily using the same procedures described for trading securities above. Since private placement bonds have no quoted market prices, the fair values of such bonds are estimated based on a discounted cash flow model using interest rates approximating the current rates for instruments with similar maturities and credit risk. Private placement bonds are classified in either Level 2 or Level 3 depending on the observability of the significant inputs to the model, such as credit risk. The fair values of Japanese securitization products such as RMBS, CMBS, CDO, ABS, and CLO are generally based upon single non-binding quoted prices from broker-dealers. Such quotes are validated through the Group’s internal processes and controls. In rare instances where the Group finds the quoted prices to be invalid through its internal valuation process, it adjusts those prices or alternatively estimates their fair values by using a discounted cash flow model to incorporate the Group’s estimates of key inputs such as the most recent value of each underlying asset, cash

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flows of the underlying assets, and discount margin. The validation of such prices varies depending on the nature and type of the products. For the majority of RMBS, CDO, ABS and CLO, broker quotes are validated by investigating significant unusual monthly valuation fluctuations and comparing to prices internally computed through discounted cash flow models using assumptions and parameters provided by brokers such as the cash flows of underlying assets, yield curve, prepayment speed and credit spread. For the majority of CMBS, the Group validates broker quotes through a review process that includes the investigation of significant unusual monthly valuation fluctuations and/or a review of underlying assets with significant differences between the valuations of the Group and the broker-dealers being identified. Though most Japanese securitization products are classified in Level 3, certain securitization products such as Japanese RMBS are classified in Level 2, if the quoted prices are verified through either recent market transactions or a pricing model that can be corroborated by observable market data.

Other investments, except for investments held by consolidated investment companies, have not been measured at fair value on a recurring basis. Investments held by consolidated investment companies mainly consist of marketable and non-marketable equity securities and debt securities. The fair value of the marketable equity securities is based upon quoted market prices. The fair value of the non-marketable equity securities is based upon significant management judgment, as very limited quoted prices exist. When evaluating such securities, the Group firstly considers recent market transactions of identical securities, if applicable. Thereafter, the Group uses commonly accepted valuation techniques such as earnings multiples based on comparable public securities. Non-marketable equity securities are generally classified in Level 3 of the fair value hierarchy. The fair value of the debt securities is estimated using a discounted cash flow model, since they have no quoted market prices. Those debt securities are classified in Level 3, because the credit risk is unobservable.

Long-term debt

Where fair value accounting has been elected for structured notes, the fair values are determined by incorporating the fair values of embedded derivatives that are primarily derived by using the same procedures described for derivative financial instruments above. Such instruments are classified in Level 2 or Level 3 depending on the observability of significant inputs to the model used in determining the fair value of the embedded derivatives.

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Items measured at fair value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis at March 31, 2017 and September 30, 2017, including those for which the MHFG Group has elected the fair value option, are summarized below:

March 31, 2017	Level 1	Level 2	Level 3	Assets/ Liabilities measured at fair value
	(in billions of yen)
Assets:
Trading securities (1):
Japanese government bonds	1,485	23	—	1,508
Japanese local government bonds	—	69	—	69
U.S. Treasury bonds and federal agency securities	2,883	80	—	2,963
Other foreign government bonds	1,127	457	—	1,584
Agency mortgage-backed securities	1,335	638	—	1,973
Residential mortgage-backed securities	—	—	15	15
Commercial mortgage-backed securities	—	3	—	3
Certificates of deposit and commercial paper	—	554	—	554
Corporate bonds and other	3	1,449	1,052	2,504
Equity securities	1,661	20	23	1,704
Trading securities measured at net asset value (2)				678
Derivatives:
Interest rate contracts	37	8,442	27	8,506
Foreign exchange contracts	28	2,709	8	2,745
Equity-related contracts	31	89	14	134
Credit-related contracts	—	33	2	35
Other contracts	1	11	11	23
Available-for-sale securities:
Japanese government bonds	9,543	720	—	10,263
Japanese local government bonds	—	284	—	284
U.S. Treasury bonds and federal agency securities	1,144	—	—	1,144
Other foreign government bonds	346	589	—	935
Agency mortgage-backed securities	134	709	—	843
Residential mortgage-backed securities	—	67	77	144
Commercial mortgage-backed securities	—	—	224	224
Japanese corporate bonds and other debt securities	—	1,834	174	2,008
Foreign corporate bonds and other debt securities	—	801	110	911
Equity securities (marketable)	3,717	84	—	3,801
Other investments	—	—	37	37

Total assets measured at fair value on a recurring basis	23,475	19,665	1,774	45,592

Liabilities:
Trading securities sold, not yet purchased	1,993	228	—	2,221
Derivatives:
Interest rate contracts	46	8,426	1	8,473
Foreign exchange contracts	20	2,591	—	2,611
Equity-related contracts	129	61	39	229
Credit-related contracts	—	34	2	36
Other contracts	1	10	11	22
Long-term debt (3)	—	903	593	1,496

Total liabilities measured at fair value on a recurring basis	2,189	12,253	646	15,088

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September 30, 2017	Level 1	Level 2	Level 3	Assets/ Liabilities measured at fair value
	(in billions of yen)
Assets:
Trading securities (1):
Japanese government bonds	3,012	29	—	3,041
Japanese local government bonds	—	48	—	48
U.S. Treasury bonds and federal agency securities	3,832	295	—	4,127
Other foreign government bonds	1,368	449	—	1,817
Agency mortgage-backed securities	1,264	742	—	2,006
Residential mortgage-backed securities	—	—	14	14
Certificates of deposit and commercial paper	—	708	—	708
Corporate bonds and other	9	1,929	1,086	3,024
Equity securities	1,625	—	22	1,647
Trading securities measured at net asset value (2)				681
Derivatives:
Interest rate contracts	40	7,600	22	7,662
Foreign exchange contracts	20	2,458	6	2,484
Equity-related contracts	40	93	18	151
Credit-related contracts	—	27	2	29
Other contracts	2	7	9	18
Available-for-sale securities:
Japanese government bonds	8,926	732	—	9,658
Japanese local government bonds	—	254	—	254
U.S. Treasury bonds and federal agency securities	850	—	—	850
Other foreign government bonds	364	608	—	972
Agency mortgage-backed securities	161	730	—	891
Residential mortgage-backed securities	—	69	68	137
Commercial mortgage-backed securities	—	—	257	257
Japanese corporate bonds and other debt securities	—	1,785	165	1,950
Foreign corporate bonds and other debt securities	—	793	97	890
Equity securities (marketable)	4,236	57	—	4,293
Other investments	—	—	39	39

Total assets measured at fair value on a recurring basis	25,749	19,413	1,805	47,648

Liabilities:
Trading securities sold, not yet purchased	2,296	269	4	2,569
Derivatives:
Interest rate contracts	39	7,618	1	7,658
Foreign exchange contracts	16	2,382	—	2,398
Equity-related contracts	161	67	44	272
Credit-related contracts	—	29	2	31
Other contracts	2	7	8	17
Long-term debt (3)	—	1,381	563	1,944

Total liabilities measured at fair value on a recurring basis	2,514	11,753	622	14,889

Notes:

(1)	Trading securities include foreign currency denominated securities for which the MHFG Group elected the fair value option.
(2)	In accordance with ASC 820, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented for these classes of assets are intended to permit the reconciliation of the fair value hierarchy to the amounts presented in the statements of financial position. The amounts of unfunded commitments related to these investments at March 31, 2017 and September 30, 2017 were ¥33 billion and ¥29 billion, respectively.
(3)	Amounts represent items for which the Group elected the fair value option.

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Items measured at fair value on a recurring basis using significant unobservable inputs (Level 3)

The following table presents a reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the six months ended September 30, 2016 and 2017:

Six months ended September 30, 2016	April 1, 2016	Gains (losses) in Earnings		Gains (losses) in OCI		Transfers into Level 3	Transfers out of Level 3	Purchases	Sales	Issuances	Settle- ments	September 30, 2016	Change in unrealized gains (losses) still held (6)
	(in billions of yen)
Assets:
Trading securities:
Residential mortgage-backed securities	21	—	(2)	—		—	—	—	—	—	(4)	17	—
Commercial mortgage-backed securities	2	—	(2)	—		—	—	—	—	—	(2)	—	—
Corporate bonds and other	720	(53	) (2)	—		280	(2)	343	(241)	—	(71)	976	(39)
Equity securities	21	4	(2)	—		—	—	—	(7)	—	—	18	4
Derivatives, net (1):
Interest rate contracts	26	(4	) (2)	—		—	—	—	—	—	—	22	(3)
Foreign exchange contracts	7	6	(2)	—		—	—	—	—	—	(7)	6	—
Equity-related contracts	5	(13	) (2)	—		—	—	—	—	—	(2)	(10)	(19)
Credit-related contracts	(1)	1	(2)	—		—	—	—	—	—	—	—	—
Other contracts	1	—	(2)	—		—	—	—	—	—	—	1	—
Available-for-sale securities:
Residential mortgage-backed securities	123	—	(3)	—	(4)	—	—	—	(1)	—	(22)	100	—
Commercial mortgage-backed securities	187	—	(3)	—	(4)	—	—	20	—	—	(9)	198	—
Japanese corporate bonds and other debt securities	174	—	(3)	22	(4)	—	—	1	(4)	—	(17)	176	—
Foreign corporate bonds and other debt securities	108	1	(3)	(7	) (4)	—	—	10	—	—	(5)	107	—
Other investments	42	(3	) (3)	—		—	—	11	—	—	(13)	37	(1)

Liabilities:
Trading securities sold, not yet purchased	—	—	(2)	—		1	—	(32)	32	—	—	1	—
Long-term debt	623	9	(5)	—		—	(12)	—	—	147	(158)	591	5

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Six months ended September 30, 2017	April 1, 2017	Gains (losses) in Earnings		Gains (losses) in OCI		Transfers into Level 3	Transfers out of Level 3	Purchases	Sales	Issuances	Settle- ments	September 30, 2017	Change in unrealized gains (losses) still held (6)
	(in billions of yen)
Assets:
Trading securities:
Residential mortgage-backed securities	15	—	(2)	—		—	—	—	—	—	(1)	14	—
Corporate bonds and other	1,052	18	(2)	—		123	(240)	562	(276)	—	(153)	1,086	20
Equity securities	23	(1	) (2)	—		—	—	—	—	—	—	22	(1)
Derivatives, net (1):
Interest rate contracts	26	(6	) (2)	—		—	—	—	—	—	1	21	(6)
Foreign exchange contracts	8	(2	) (2)	—		—	—	—	—	—	—	6	(2)
Equity-related contracts	(25)	(7	) (2)	—		—	—	—	—	—	6	(26)	(8)
Other contracts	—	—	(2)	—		—	—	—	—	—	1	1	—
Available-for-sale securities:
Residential mortgage-backed securities	77	—	(3)	—	(4)	—	—	1	—	—	(10)	68	—
Commercial mortgage-backed securities	224	—	(3)	—	(4)	—	—	40	(7)	—	—	257	—
Japanese corporate bonds and other debt securities	174	(1	) (3)	(3	) (4)	—	—	11	—	—	(16)	165	(1)
Foreign corporate bonds and other debt securities	110	—	(3)	1	(4)	15	(29)	—	—	—	—	97	—
Other investments	37	—	(3)	—		—	—	12	—	—	(10)	39	—

Liabilities:
Trading securities sold, not yet purchased	—	—	(2)	—		—	—	(57)	61	—	—	4	—
Long-term debt	593	(13	) (5)	—		1	(10)	—	—	47	(81)	563	(14)

Notes:
(1)	Total Level 3 derivative exposures have been netted on the table for presentation purposes only.
(2)	Gains (losses) in Earnings are reported in Trading account gains (losses)—net, Foreign exchange gains (losses)—net or Other noninterest income (expenses).
(3)	Gains (losses) in Earnings are reported in Investment gains (losses)—net.
(4)	Gains (losses) in OCI are reported in Other comprehensive income (loss).
(5)	Gains (losses) in Earnings are reported in Other noninterest income (expenses).
(6)	Amounts represent total gains or losses recognized in earnings during the period. These gains or losses were attributable to the change in fair value relating to assets and liabilities classified as Level 3 that were still held at September 30, 2016 and 2017.

Transfers between levels

Transfers of assets or liabilities between levels of the fair value hierarchy are assumed to occur at the beginning of the period.

During the six months ended September 30, 2016, the transfers into Level 3 included ¥280 billion of Trading securities and ¥1 billion of Trading securities sold, not yet purchased. Transfers into Level 3 for Trading securities and Trading securities sold, not yet purchased were primarily due to decreased liquidity for certain Japanese and foreign corporate bonds. During the six months ended September 30, 2016, the transfers out of Level 3 included ¥2 billion of Trading securities and ¥12 billion of Long-term debt. Transfers out of Level 3 for Trading securities were primarily due to increased price transparency for certain Japanese and foreign corporate bonds. Transfers out of Level 3 for Long-term debt were primarily due to changes in the impact of unobservable inputs on the value of certain structured notes.

During the six months ended September 30, 2017, the transfers into Level 3 included ¥123 billion of Trading securities, ¥15 billion of Available-for-sale securities and ¥1 billion of Long-term debt. Transfers into Level 3 for

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Trading securities and Available-for-sale securities were primarily due to decreased liquidity for certain Foreign corporate bonds. Transfers into Level 3 for Long-term debt were primarily due to changes in the impact of unobservable inputs on the value of certain structured notes. During the six months ended September 30, 2017, the transfers out of Level 3 included ¥240 billion of Trading securities, ¥29 billion of Available-for-sale securities and ¥10 billion of Long-term debt. Transfers out of Level 3 for Trading securities were primarily due to increased price transparency for certain Japanese and foreign corporate bonds. Transfers out of Level 3 for Available-for-sale securities were primarily due to increased liquidity for certain Foreign corporate bonds and other debt securities. Transfers out of Level 3 for Long-term debt were primarily due to changes in the impact of unobservable inputs on the value of certain structured notes.

Quantitative information about Level 3 fair value measurements

The following table presents information about significant unobservable inputs related to the MHFG Group’s material classes of Level 3 assets and liabilities at March 31, 2017 and September 30, 2017:

March 31, 2017

Products/Instruments	Fair value	Principal valuation technique	Unobservable inputs	Range of input values	Weighted average (5)
(in billions of yen, except for percentages and basis points)
Trading securities and Available-for-sale securities:
Residential mortgage-backed securities	92	Discounted cash flow Price-based	Prepayment rate Default rate Recovery rate Discount margin	0% -18% 0% - 1% 100% - 100% 15bps - 170bps	7% 0% 100% 55bps

Commercial mortgage-backed securities	224	Discounted cash flow Price-based	Discount margin	4bps - 205bps	28bps

Corporate bonds and other debt securities	1,336	Discounted cash flow Price-based	Prepayment rate (1) Default rate (1) Recovery rate (1) Discount margin (1) Discount margin (2)	16% - 30% 1% - 2% 60% - 68% 8bps - 1,181bps 10bps - 939bps	29% 2% 68% 131bps 359bps

Derivatives, net:
Interest rate contracts	26	Internal valuation model (3)	IR – IR correlation Default rate (4)	23% - 100% 0% - 63%

Foreign exchange contracts	8	Internal valuation model (3)	FX – IR correlation FX – FX correlation Default rate (4)	5% - 52% 55% - 55% 0% - 63%

Equity-related contracts	(25)	Internal valuation model (3)	Equity – IR correlation Equity –FX correlation Equity volatility	25% - 25% 55% - 55% 6% - 59%

Credit-related contracts	—	Internal valuation model (3)	Default rate Credit correlation	0% - 5% 30% - 100%

Long-term debt	593	Internal valuation model (3)	IR – IR correlation FX – IR correlation FX – FX correlation Equity – IR correlation Equity – FX correlation Equity correlation Equity volatility Default rate Credit correlation	23% - 100% 5% - 52% 55% - 55% 25% - 25% 55% - 55% 20% - 100% 5% - 40% 0% - 3% 33% - 100%

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September 30, 2017

Products/Instruments	Fair value	Principal valuation technique	Unobservable inputs	Range of input values	Weighted average (5)
(in billions of yen, except for percentages and basis points)
Trading securities and Available-for-sale securities:
Residential mortgage-backed securities	82	Discounted cash flow Price-based	Prepayment rate Default rate Recovery rate Discount margin	3% - 17% 0% - 1% 100% - 100% 14bps - 170bps	7% 0% 100% 56bps

Commercial mortgage-backed securities	257	Discounted cash flow Price-based	Discount margin	2bps - 93bps	27bps

Corporate bonds and other debt securities	1,348	Discounted cash flow Price-based	Prepayment rate (1) Default rate (1) Recovery rate (1) Discount margin (1) Discount margin (2)	22% - 39% 1% - 2% 60% - 68% 16bps - 1,179bps 2bps - 1,167bps	39% 2% 68% 122bps 422bps

Derivatives, net:
Interest rate contracts	21	Internal valuation model (3)	IR – IR correlation Default rate (4)	23% - 100% 0% - 63%

Foreign exchange contracts	6	Internal valuation model (3)	FX – IR correlation FX –FX correlation Default rate (4)	5% - 54% 59% - 59% 0% - 63%

Equity-related contracts	(26)	Internal valuation model (3)	Equity – IR correlation Equity – FX correlation Equity volatility	25% - 25% 55% - 55% 11% - 58%

Credit-related contracts	—	Internal valuation model (3)	Default rate Credit correlation	0% - 3% 26% - 100%

Long-term debt	563	Internal valuation model (3)	IR – IR correlation FX – IR correlation FX –FX correlation Equity –IR correlation Equity – FX correlation Equity correlation Equity volatility Default rate Credit correlation	23% - 100% 5% - 54% 59% - 59% 25% - 25% 55% - 55% 19% -100% 9% - 34% 0% - 2% 32% - 100%

Notes:
(1)	These inputs are mainly used for determining the fair values of securitization products such as CDO, CLO and ABS, other than RMBS and CMBS.
(2)	This input is mainly used for determining the fair values of Japanese corporate bonds and foreign corporate bonds.
(3)	Internal valuation model includes discounted cash flow models and the Black-Scholes option pricing model.
(4)	This input represents the counterparty default rate derived from the MHFG Group’s own internal credit analyses.
(5)	Weighted averages are calculated by weighting each input by the relative fair value of the respective financial instruments.

IR = Interest rate

FX = Foreign exchange

Sensitivities to unobservable inputs and interrelationships between unobservable inputs

The following is a description of the sensitivities and interrelationships of the significant unobservable inputs used to measure the fair values of Level 3 assets and liabilities.

(1)	Prepayment rate

The prepayment rate is the estimated rate at which voluntary unscheduled repayments of the principal of the underlying assets are expected to occur. The movement of the prepayment rate is generally negatively correlated

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with borrower delinquency. A change in prepayment rate would impact the valuation of the fair values of financial instruments either positively or negatively, depending on the structure of financial instruments.

(2) Default rate

The default rate is an estimate of the likelihood of not collecting contractual payments. An increase in the default rate would generally be accompanied by a decrease in the recovery rate and an increase in the discount margin. It would also generally impact the valuation of the fair values of financial instruments negatively.

(3) Recovery rate

The recovery rate is an estimate of the percentage of contractual payments that would be collected in the event of a default. An increase in recovery rate would generally be accompanied by a decrease in the default rate. It would also generally impact the valuation of the fair values of financial instruments positively.

(4) Discount margin

The discount margin is the portion of the interest rate over a benchmark market interest rate such as LIBOR or swap rates. It primarily consists of a risk premium component which is the amount of compensation that market participants require due to the uncertainty inherent in the financial instruments’ cash flows resulting from credit risk. An increase in discount margin would generally impact the valuation of the fair values of financial instruments negatively.

(5) Correlation

Correlation is the likelihood of the movement of one input relative to another based on an established relationship. The change in correlation would impact the valuation of derivatives either positively or negatively, depending on the nature of the underlying assets.

(6) Volatility

Volatility is a measure of the expected change in variables over a fixed period of time. Some financial instruments benefit from an increase in volatility and others benefit from a decrease in volatility. Generally, for a long position in an option, an increase in volatility would result in an increase in the fair values of financial instruments.

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Items measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis. These assets and liabilities primarily include items that are measured at the lower of cost or fair value, and items that were initially measured at cost and have been written down to fair value as a result of impairment. The following table shows the fair value hierarchy for these items as of March 31, 2017 and September 30, 2017:

March 31, 2017	Total	Level 1	Level 2	Level 3	Aggregate cost
	(in billions of yen)
Assets:
Loans	124	—	—	124	194
Loans held-for-sale	7	—	7	—	8
Other investments	7	6	—	1	11
Premises and equipment—net	7	—	6	1	11

Total assets measured at fair value on a nonrecurring basis	145	6	13	126	224

September 30, 2017	Total	Level 1	Level 2	Level 3	Aggregate cost
	(in billions of yen)
Assets:
Loans	120	—	—	120	183
Loans held-for-sale	5	—	5	—	8
Other investments	—	—	—	—	1

Total assets measured at fair value on a nonrecurring basis	125	—	5	120	192

Loans in the table above have been impaired and measured based upon the fair value of the underlying collateral.

Loans held-for-sale in the table above are accounted for at the lower of cost or fair value at the end of the period. The items for which fair values are determined by using actual or contractually determined selling price data are classified as Level 2. Due to the lack of current observable market information, the determination of the fair values for items other than the aforementioned requires significant adjustment based upon management judgment and estimation, which results in such items being classified in Level 3 of the hierarchy.

Other investments in the table above, which consist of certain equity method investments and non-marketable equity securities, have been impaired and written down to fair value. The fair values of the impaired marketable equity method investments are determined by their quoted market prices. As the securities are traded on an active exchange market, they are classified as Level 1. The fair values of the impaired non-marketable equity securities, which include non-marketable equity method investments, are determined primarily by using a liquidation value technique. As significant management judgment or estimation is required in the determination of the fair values of non-marketable equity securities, they are classified as Level 3.

Premises and equipment—net in the table above have been impaired and written down to fair value.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Fair value option

The MHFG Group elected the fair value option for certain eligible financial instruments described below.

Foreign currency denominated available-for-sale securities

The MHFG Group elected the fair value option for foreign currency denominated available-for-sale securities to mitigate the volatility in earnings due to the difference in the recognition of foreign exchange risk between available-for-sale securities and financial liabilities. Following the election of the fair value option, these securities are reported as trading securities in Trading account assets.

Certain hybrid financial instruments

The MHFG Group issues structured notes as part of its client-driven activities. Structured notes are debt instruments that contain embedded derivatives. The Group elected the fair value option for certain structured notes to mitigate accounting mismatches and to achieve operational simplifications. In addition, the Group measures certain notes that contain embedded derivatives at fair value under the practicability exception. These notes continue to be reported in Long-term debt and interest on these notes continues to be reported in Interest expense on long-term debt based on the contractual rates. The differences between the aggregate fair value of these notes and the aggregate unpaid principal balance of such instruments were ¥36 billion and ¥8 billion at March 31, 2017 and September 30, 2017, respectively. The net unrealized gains (losses) resulting from changes in fair values of these notes of ¥2 billion and ¥(28) billion, which included the fair value changes attributable to changes in the Group’s own credit risk, were recorded in Other noninterest income (expenses) for the six months ended September 30, 2016 and 2017, respectively.

Fair value of financial instruments

ASC 825, “Financial Instruments” (“ASC 825”), requires the disclosure of the estimated fair value of financial instruments. The fair value of financial instruments is the amount that would be exchanged between willing parties, other than in a forced sale or liquidation. Quoted market prices, if available, are best utilized as estimates of the fair values of financial instruments. However, since no quoted market prices are available for certain financial instruments, fair values for such financial instruments have been estimated based on management’s assumptions, discounted cash flow models or other valuation techniques. Such estimation methods are described in more detail below. These estimates could be significantly affected by different sets of assumptions. There are certain limitations to management’s best judgment in estimating fair values of financial instruments and inherent subjectivity involved in estimation methodologies and assumptions used to estimate fair value. Accordingly, the net realizable or liquidation values could be materially different from the estimates presented below.

ASC 825 does not require the disclosure of the fair value of nonfinancial instruments.

The following is a description of the valuation methodologies used for estimating the fair value of financial assets and liabilities not carried at fair value on the MHFG Group’s consolidated balance sheets.

Cash and due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions

The carrying value of short-term financial assets, such as cash and due from banks, interest-bearing deposits in other banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions approximates the fair value of these assets since they generally involve limited losses from credit risk or have short-term maturities with interest rates that approximate market rates.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Investments

The fair value of held-to-maturity securities is determined primarily by using the same procedures and techniques described for trading securities and available-for-sale securities aforementioned in this Note. The fair value of other equity interests, which primarily comprises non-marketable equity securities, is not readily determinable, nor practicable to estimate, due to the lack of available information. Their carrying amounts of ¥308 billion and ¥243 billion at March 31, 2017 and September 30, 2017, respectively, were not included in the disclosure.

Loans

Performing loans have been fair valued as groups of similar loans based on the type of loan, credit quality, prepayment assumptions and remaining maturity. The fair value of performing loans is determined based on discounted cash flows using interest rates approximating the MHFG Group’s current rates for similar loans. The fair value of impaired loans is determined based on either discounted cash flows incorporating the Group’s best estimate of the expected future cash flows or the fair value of the underlying collateral, if impaired loans are collateral dependent.

Other financial assets

The carrying value of other financial assets, which primarily consist of accounts receivable from brokers, dealers, and customers for securities transactions, accrued income and collateral provided for derivative transactions, approximates the fair value of these assets since they generally involve limited losses from credit risk or have short-term maturities with interest rates that approximate market rates. The majority of other financial assets is classified as Level 2, and included in the table in Note 7 “Other assets and liabilities”.

Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions

The carrying value of short-term financial liabilities, such as noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions approximates the fair value of these liabilities since they generally have short-term maturities with interest rates that approximate market rates.

Interest-bearing deposits

The carrying value of demand deposits approximates the fair value since it represents the amount payable on demand at the balance sheet date. The fair value of time deposits and certificates of deposit is primarily estimated based on discounted cash flow analysis using current interest rates for instruments with similar maturities. The carrying value of short-term certificates of deposit approximates the fair value.

Due to trust accounts

The carrying value of due to trust accounts approximates the fair value since they generally have short-term maturities with interest rates that approximate market rates.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Other short-term borrowings

The carrying value of the majority of other short-term borrowings approximates the fair value since they generally have short-term maturities with interest rates that approximate market rates. The fair value of certain borrowings is estimated based on discounted cash flow analysis using interest rates approximating the MHFG Group’s incremental borrowing rates for instruments with similar maturities.

Long-term debt

Long-term debt is fair valued using quoted market prices, if available. Otherwise, the fair value of long-term debt is estimated based on discounted cash flow analysis using interest rates approximating the MHFG Group’s incremental borrowing rates for instruments with similar maturities.

Other financial liabilities

The carrying value of other financial liabilities, which primarily consist of accounts payable to brokers, dealers, and customers for securities transactions, accrued expenses and collateral accepted for derivative transactions, approximates the fair value since they generally have short-term maturities with interest rates that approximate market rates. The majority of other financial liabilities is classified as Level 2, and included in the table in Note 7 “Other assets and liabilities”.

The fair value of certain off-balance-sheet financial instruments, such as commitments to extend credit and commercial letters of credit, was not considered material to the consolidated balance sheets at March 31, 2017 and September 30, 2017.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The following table shows the carrying amounts and fair values at March 31, 2017 and September 30, 2017, of certain financial instruments, excluding financial instruments which are carried at fair value on a recurring basis and those outside the scope of ASC 825 such as equity method investments as defined in ASC 323, “Investments—Equity Method and Joint Ventures” (“ASC 323”) and lease contracts as defined in ASC 840, “Leases” (“ASC 840”):

	March 31, 2017
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions of yen)
Financial assets:
Cash and due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	60,943	60,943	1,063	59,880	—
Investments	3,817	3,846	3,846	—	—
Loans, net of allowance for loan losses (Note)	81,662	82,696	—	—	82,696
Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	42,205	42,205	20,544	21,661	—
Interest-bearing deposits	110,125	110,124	56,738	53,386	—
Due to trust accounts	4,123	4,123	—	4,123	—
Other short-term borrowings	1,477	1,477	—	1,477	—
Long-term debt	13,009	13,078	—	12,120	958

	September 30, 2017
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions of yen)
Financial assets:
Cash and due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	65,291	65,291	909	64,382	—
Investments	3,127	3,148	3,148	—	—
Loans, net of allowance for loan losses (Note)	83,401	84,306	—	—	84,306
Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	46,373	46,373	21,957	24,416	—
Interest-bearing deposits	114,675	114,668	57,802	56,866	—
Due to trust accounts	3,999	3,999	—	3,999	—
Other short-term borrowings	931	931	—	931	—
Long-term debt	12,157	12,258	—	11,274	984

Note:	Loans, net of allowance for loan losses include items measured at fair value on a nonrecurring basis.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

20. Offsetting of financial assets and financial liabilities

Derivatives

The MHFG Group enters into master netting arrangements such as International Swaps and Derivatives Association, Inc. (“ISDA”) or similar agreements with counterparties to manage mainly credit risks associated with counterparty default. If the predetermined events including counterparty default occur, these enforceable master netting arrangements or similar agreements give the Group the right to offset derivative receivables and derivative payables and related financial collateral such as cash and securities with the same counterparty.

Repurchase and resale agreements and securities lending and borrowing transactions

Repurchase and resale agreements and securities lending and borrowing transactions are generally covered by industry standard master repurchase agreements and industry standard master securities lending agreements with netting terms to manage mainly credit risks associated with counterparty default. In the event of default by the counterparty, these agreements with netting terms provide the Group with the right to offset receivables and payables related to such transactions with the same counterparty, and to liquidate the collateral held.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The following table provides information about the offsetting of financial assets and financial liabilities at March 31, 2017 and September 30, 2017. The table includes derivatives, repurchase and resale agreements, and securities lending and borrowing transactions that are subject to enforceable master netting arrangements or similar agreements irrespective of whether or not they are offset on the Group’s consolidated balance sheets.

				Amounts not offset on the balance sheet (3)
	Gross amounts recognized	Gross amounts offset on the balance sheet	Net amounts presented on the balance sheet (2)	Financial instruments (4)	Cash collateral	Net amounts
	(in billions of yen)
March 31, 2017
Assets (1):
Derivatives	10,608	—	10,608	(8,966)	(620)	1,022
Receivables under resale agreements	8,698	—	8,698	(8,662)	—	36
Receivables under securities borrowing transactions	3,127	—	3,127	(3,116)	—	11

Total	22,433	—	22,433	(20,744)	(620)	1,069

Liabilities (1):
Derivatives	10,405	—	10,405	(8,866)	(901)	638
Payables under repurchase agreements	17,446	—	17,446	(17,391)	—	55
Payables under securities lending transactions	1,458	—	1,458	(1,455)	—	3

Total	29,309	—	29,309	(27,712)	(901)	696

September 30, 2017
Assets (1):
Derivatives	9,806	—	9,806	(8,370)	(504)	932
Receivables under resale agreements	9,162	—	9,162	(9,105)	—	57
Receivables under securities borrowing transactions	3,192	—	3,192	(3,172)	—	20

Total	22,160	—	22,160	(20,647)	(504)	1,009

Liabilities (1):
Derivatives	9,658	—	9,658	(8,120)	(972)	566
Payables under repurchase agreements	18,453	—	18,453	(18,275)	—	178
Payables under securities lending transactions	2,315	—	2,315	(2,277)	—	38

Total	30,426	—	30,426	(28,672)	(972)	782

Notes:
(1)	Amounts relating to master netting arrangements or similar agreements where the MHFG Group does not have the legal right of set-off or where uncertainty exists as to the enforceability of these agreements are excluded. For derivatives, the table includes amounts relating to over-the-counter (“OTC”) and OTC-cleared derivatives that are subject to enforceable master netting arrangements or similar agreements.
(2)	Derivative assets and liabilities are recorded in Trading account assets and Trading account liabilities, respectively.
(3)	Amounts do not exceed the net amounts presented on the balance sheet and do not include the effect of overcollateralization, where it exists.
(4)	For derivatives, amounts include derivative assets or liabilities and securities collateral that are eligible for offsetting under enforceable master netting arrangements or similar agreements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

21. Repurchase agreements and securities lending transactions accounted for as secured borrowings

The following table shows the gross amounts of liabilities associated with repurchase agreements and securities lending transactions, by remaining contractual maturity at March 31, 2017 and September 30, 2017:

	Overnight and continuous	Up to 30 days	31-90 days	Greater than 90 days	Total
	(in billions of yen)
March 31, 2017
Repurchase agreements	249	12,700	3,897	1,124	17,970
Securities lending transactions	320	1,359	—	240	1,919

Total	569	14,059	3,897	1,364	19,889

September 30, 2017
Repurchase agreements	534	13,199	4,596	1,193	19,522
Securities lending transactions	2,177	463	—	233	2,873

Total	2,711	13,662	4,596	1,426	22,395

The following table shows the gross amounts of liabilities associated with repurchase agreements and securities lending transactions, by class of underlying collateral at March 31, 2017 and September 30, 2017:

	Repurchase agreements	Securities lending transactions
	(in billions of yen)
March 31, 2017
Japanese government bonds and Japanese local government bonds	1,127	1,152
Foreign government bonds and foreign agency mortgage-backed securities	15,782	375
Commercial paper and corporate bonds	294	47
Equity securities	578	320
Other	189	25

Total (Note)	17,970	1,919

September 30, 2017
Japanese government bonds and Japanese local government bonds	1,156	1,767
Foreign government bonds and foreign agency mortgage-backed securities	17,332	453
Commercial paper and corporate bonds	377	47
Equity securities	514	583
Other	143	23

Total (Note)	19,522	2,873

Note:	Amounts exceeded the gross amounts recognized in Note 20 “Offsetting of financial assets and financial liabilities” by ¥985 billion and ¥1,627 billion, at March 31, 2017 and September 30, 2017, respectively, which excluded the amounts relating to master netting agreements or similar agreements where the MHFG Group did not have the legal right of set-off or where uncertainty exists as to the enforceability.

The MHFG Group is required to post securities as collateral with a fair value equal to or in excess of the principal amount of the cash borrowed under repurchase agreements. For securities lending transactions, the Group receives collateral in the form of cash. These contracts involve risks, including (1) the counterparty may fail to return the securities at maturity and (2) the fair value of the securities posted may decline below the

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

amount of the Group’s obligation and therefore the counterparty may require additional amounts. The Group attempts to mitigate these risks by entering into transactions mainly with central counterparty clearing houses which revalue assets and perform margin maintenance activities on a daily basis, diversifying the maturities and counterparties, and using mainly highly liquid securities.

22. Business segment information

The MHFG Group consists of the following five in-house companies which are categorized based on a customer segment: the Retail & Business Banking Company, the Corporate & Institutional Company, the Global Corporate Company, the Global Markets Company, and the Asset Management Company. These customer segments are regarded as operating segments and constitute reportable segments.

The services that each in-house company is in charge of are as follows.

Retail & Business Banking Company

This company provides financial services for individual customers, small and medium-sized enterprises and middle market firms in Japan.

Corporate & Institutional Company

This company provides financial services for large corporations, financial institutions and public corporations in Japan.

Global Corporate Company

This company provides financial services for Japanese overseas affiliated corporate customers and non-Japanese corporate customers, etc.

Global Markets Company

This company invests in financial products with market risk, such as interest rate risk, equity risk, and credit risk.

Asset Management Company

This company develops financial products and provides financial services that match the asset management needs of its wide range of customers from individuals to institutional investors.

The reportable segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments. Management measures the performance of each of the operating segments in accordance with internal managerial accounting rules and practices. In addition, the format and information are presented primarily on the basis of Japanese GAAP. Therefore, they are not consistent with the consolidated financial statements prepared in accordance with U.S. GAAP. A reconciliation is provided for the total amount of each business segment’s net business profits with income before income tax expense under U.S. GAAP.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Management does not use information on business segment’s assets to allocate resources and assess performance and has not prepared information on the segment’s assets. Accordingly, information on the segment’s assets is not available.

	MHFG (Consolidated)
Six months ended September 30, 2016	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (2)(3)	Total
	(in billions of yen)
Gross profits	348.0	215.2	183.4	333.6	24.4	(14.9)	1,089.7
General and administrative expenses	359.8	96.5	117.9	90.1	15.0	1.2	680.5
Equity in earnings (losses) of equity method investees—net	8.8	0.6	1.0	—	(0.1)	1.0	11.3
Others	—	—	—	—	—	(17.3)	(17.3)

Net business profits (losses) (1)	(3.0)	119.3	66.5	243.5	9.3	(32.4)	403.2

	MHFG (Consolidated)
Six months ended September 30, 2017	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (2)	Total
	(in billions of yen)
Gross profits	343.0	192.0	160.2	236.2	24.9	3.5	959.8
General and administrative expenses	358.6	97.3	122.5	99.7	13.9	26.3	718.3
Equity in earnings (losses) of equity method investees—net	7.5	0.6	1.4	—	0.3	0.8	10.6
Others	—	—	—	—	—	(10.5)	(10.5)

Net business profits (losses) (1)	(8.1)	95.3	39.1	136.5	11.3	(32.5)	241.6

Notes:

(1)	Net business profits is used in Japan as a measure of the profitability of core banking operations, and is defined as gross profits (or the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income) less general and administrative expenses. Measurement of net business profits is required for regulatory reporting to the Financial Services Agency.
(2)	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.
(3)	Beginning on April 1, 2017, new allocation methods for transactions between each segment and “Others” have been applied. Figures for the six months ended September 30, 2016 have been restated for the new allocation methods and “Equity in earnings (losses) of equity method investees—net” has been presented as a new item in connection with the use of the new allocation methods.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Reconciliation

As explained above, the measurement bases of the internal management reporting systems and the income and expenses items included are different from the accompanying consolidated statements of income. Therefore, it is impracticable to present reconciliations of all the business segment’s information, other than net business profits, to the corresponding items in the accompanying consolidated statements of income. A reconciliation of total net business profits under the internal management reporting systems for the six months ended September 30, 2016 and 2017 presented above to income before income tax expense shown on the consolidated statements of income is as follows:

	Six months ended September 30,
	2016	2017
	(in billions of yen)
Net business profits	403.2	241.6

U.S. GAAP adjustments	14.8	95.7
(Provision) credit for loan losses	(0.6)	118.0
Net gains (losses) related to equity investments	64.5	100.9
Non-recurring personnel expense	(4.7)	(3.6)
Gains on disposal of premises and equipment	3.5	4.6
(Provision) credit for losses on off-balance-sheet instruments	7.9	4.2
Others—net	(31.3)	(48.5)

Income before income tax expense	457.3	512.9

Review Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

of Mizuho Financial Group, Inc.

We have reviewed the consolidated balance sheet of Mizuho Financial Group, Inc. and subsidiaries (the “Company”) as of September 30, 2017, and the related consolidated statements of income, comprehensive income, equity and cash flows for the six months ended September 30, 2017 and 2016. These financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company as of March 31, 2017, and the related consolidated statements of income, comprehensive income, equity and cash flows for the year then ended (not presented herein) and we expressed an unqualified opinion on those consolidated financial statements in our report dated July 7, 2017. In our opinion, the accompanying consolidated balance sheet as of March 31, 2017, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

December 28, 2017

Exhibit 15

December 28, 2017

The Board of Directors and Shareholders

of Mizuho Financial Group, Inc.

We are aware of the incorporation by reference in the Registration Statement (Form F-3 No. 333-213187) of Mizuho Financial Group, Inc. of our report dated December 28, 2017 relating to the unaudited interim consolidated financial statements of Mizuho Financial Group, Inc. as of September 30, 2017 and for the six months ended September 30, 2017 and 2016 that are included in its Form 6-K dated December 28, 2017.

Under Rule 436(c) of the Securities Act 1933 (the “Act”), our report is not a part of the registration statement prepared or certified by accountants within the meaning of Section 7 or 11 of the Act.

/s/ Ernst & Young ShinNihon LLC